ANN TAYLOR
STORES CORPORATION

2007 ANNUAL REPORT















TO OUR SHAREHOLDERS:

Following a year of record growth and accomplishment for our Company in fiscal 2006, this past year proved to be more challenging. Like others in our industry, we experienced the effects of a slowing retail and macroeconomic climate, particularly during the important holiday selling period. In the wake of this softness, and with the benefit of initiatives already well underway, we responded swiftly and decisively to position the Company for success—not only in fiscal 2008, but also for years to come.

One of the significant actions we took in late fiscal 2007 was the launch of a strategic restructuring program, designed to improve our operating profit by $50 million annually by fiscal 2010. We incurred much of the anticipated cost of this program in late fiscal 2007, and we expect to realize some benefits beginning this year.

We understand that the economy invariably goes through cycles. We firmly believe that the manner in which we approach growth and manage our business through these cycles will differentiate us and determine our success in the market over the long term. In this regard, we have planned fiscal 2008 cautiously and realistically, focusing on three key areas—the evolution of our brands and channels, the reduction of our overall cost structure, and the continued pursuit of growth. This approach is designed to enable us to effectively navigate the current environment, while positioning Ann Taylor as a stronger, leaner Company dedicated to growing the value of your investment year in and year out.

Let's take a closer look at our performance in fiscal 2007 and the plans we are pursuing in fiscal 2008.

FISCAL 2007 FINANCIAL PERFORMANCE

Despite a difficult retail environment in 2007, we delivered the second best earnings per share performance in our Company's history:

- Net sales for the year were $2.4 billion, up from $2.3 billion reported in fiscal 2006, reflecting the expansion of our store base during the year and a decline in comparable store sales.

- Comparable store sales declined 3.3%, with the Ann Taylor division reporting a 3.7% decrease and LOFT posting a 5.4% decrease.

- Our strategic restructuring program, launched in fiscal 2007, resulted in a $32 million pre-tax charge during the year. On an after-tax basis, the impact was $19 million, or $0.31 per diluted share.

- Operating profit for the year, excluding the impact of restructuring, totaled $188 million, compared with $224 million in fiscal 2006, largely reflecting margin pressure associated with a highly promotional retail environment for much of the year.

- Net income, excluding the impact of restructuring, totaled $117 million, or $1.84 per diluted share, compared with net income of $143 million, or $1.98 per diluted share, in fiscal 2006.

- With respect to our balance sheet, free cash flow for the year totaled $117 million, and we repurchased more than nine million shares of our stock at a total cost of $340 million. We will continue to focus on prudently managing our capital structure, deploying our resources to fund growth and return value to shareholders.

EVOLVING OUR BRANDS AND CHANNELS

To be successful in meeting the changing needs of our clients, we must continually evolve and elevate our brands to ensure they remain compelling—from our product, to our marketing, to our in-store environment. Over the course of fiscal 2007, we made good progress in building on the strong foundations of our two primary brands—Ann Taylor and Ann Taylor LOFT—and we also identified a number of opportunities to improve how we evolve them. At the same time, we continued to invest in two of our newer channels—Ann Taylor Factory and the Internet—both of which have been highly successful in driving growth for the Company.

ANN TAYLOR

Our Ann Taylor brand had a challenging year. Our results in the first half were solid, but the business turned softer in the second half, as the economy slowed and our traffic levels turned very weak. The division did a good job managing its inventory levels and had some success improving in-store metrics, and this focus throughout the year helped Ann Taylor to offset some of the macroeconomic softness the division experienced.


ANN TAYLOR

ANN TAYLOR ROCKEFELLER CENTER

From a product standpoint, Ann Taylor's overall assortments throughout the year were brand appropriate, although we could have offered more newness and excitement to compel clients to purchase — particularly during the current economic downturn. Our assortments generally lacked enough depth in the vibrant color and more stylish and modern silhouettes that our clients are now seeking. When our product was "fashion-right," clients clearly responded.

Looking ahead, we have identified significant opportunities to dramatically evolve and modernize Ann Taylor in a way that addresses the changing needs and preferences of our clients. We believe we are well positioned to reinvigorate the brand and move the business forward in an exciting way this year.

WE MUST CONTINUALLY EVOLVE AND ELEVATE OUR BRANDS TO ENSURE THEY REMAIN COMPELLING...

ANN TAYLOR LOFT

I am pleased with the progress we have made in addressing LOFT's past product issues and happy to report that the division is now headed in the right direction. The fall 2007 season marked a return to brand-appropriate and stylish product that offered more color and novelty and a balanced mix of updated classics versus fashion. Our clients have definitely noticed the difference!

Like Ann Taylor, LOFT was also impacted by the macroeconomic slowdown and experienced a decline in traffic in the second half of fiscal 2007. The division did a very good job managing all of the things within its control, particularly its inventory levels and in-store metrics, all of which led to increased full-price sales and healthier margins as the year progressed.

LOFT is definitely on the right track. The brand represents tremendous style and value in the marketplace, which we believe will be especially appreciated by clients in a tough economy.


LOFT
ANN TAYLOR
LOFT

ANN TAYLOR LOFT 7 TIMES SQUARE

ANN TAYLOR FACTORY

Our Ann Taylor Factory division has enabled us to expand the reach of our Ann Taylor brand to clients in the outlet segment, and the results have been nothing less than outstanding! We have been very successful in appropriately translating our Ann Taylor brand in the factory channel, and the business continues to achieve impressive growth — despite this currently soft economic climate. In fact, given this success, we are now expanding our focus to include a LOFT Outlet concept, which we plan to launch this summer. We expect LOFT Outlet to be every bit as successful as the Ann Taylor Factory concept.

THE INTERNET

Our Internet business continues to be an important contributor in driving both top- and bottom-line growth for our two primary brands. In fiscal 2007, we launched improved versions of anntaylor.com and anntaylorLOFT.com that offered new features and increased functionality to online shoppers, and we have experienced increased traffic levels to the sites. Our websites will continue to offer clients a convenient way to shop with us, and we expect this business to provide even more attractive growth for the Company in the future.

WE ARE RELENTLESSLY FOCUSED ON STRENGTHENING OUR BUSINESS AND IMPROVING OUR PROFITABILITY...

REDUCING OUR COST STRUCTURE

In January 2008, we announced a multi-year, strategic restructuring program to enhance the Company's efficiency and effectiveness and improve our operating profitability by more than 200 basis points over the next three years. Following a comprehensive review of our entire cost structure, we identified significant opportunities to increase the productivity and profitability of our store fleet, better streamline the way we work, and more strategically procure non-merchandise goods and services across the enterprise.

The pre-tax cost of the program over the three-year period is estimated at approximately $40–45 million, and we expect to generate ongoing annualized pre-tax savings of approximately $50 million by the end of the program. In fiscal 2007, we incurred $32 million in pre-tax costs related to the program, and we are well on our way to deliver the $20–$25 million in savings we anticipate in 2008.

We believe that the actions we are taking today and have planned over the three-year program period will not only improve our bottom line, but will also enable us to reinvest in the business to drive long-term growth.

THE COMPANY REMAINS FIRMLY COMMITTED TO LONG-TERM GROWTH AND THE UNTAPPED POTENTIAL AHEAD OF US...

PURSUING LONG-TERM GROWTH

The Company remains firmly committed to long-term growth, and we believe we have significant untapped potential ahead of us. In addition to the brand extensions that support our business—such as our Ann Taylor Celebrations® line of special occasion apparel or LOFT's new maternity offering—we continue to aggressively expand our Factory and Internet channels. In addition, during the past year we announced our intent to launch an entirely new concept.

Our new concept is targeted at the Modern Boomer. We believe we can create a brand that will be exciting and relevant in this segment of the market. However, due to the uncertainties posed by the current macroeconomic climate and the related difficulties in reading test results, we have decided to delay the launch of our new concept.

For fiscal 2008, we are relentlessly focused on strengthening our business, improving our gross margins with tight inventory management, executing our restructuring program with excellence, and pursuing growth in a measured and prudent manner. Beyond 2008, we are confident that we have positioned the Company for long-term growth and success.

WINNING IN THIS BUSINESS INVOLVES HAVING THE RIGHT PEOPLE IN THE RIGHT ROLES WHO SHARE A PASSION TO ACHIEVE EXCELLENCE...

OUR PEOPLE

Winning in this business isn't just about having the right product or a competitive cost structure — although these have been, and will continue to be, critically important areas of focus for us. We recognize that winning over the long term involves having the right people in the right roles who share a passion to achieve excellence and an untiring drive for continuous improvement. These qualities define what it means to be an Ann Taylor associate.

We have some of the best talent in the industry and a strong and unified leadership team. I am extremely proud of the more than 18,000 associates who are inspired to evolve and grow with the needs of this ever-changing business.

I am equally grateful to you, our shareholders, for the ongoing support you have shown our Company. We remain as committed as ever to growing the value of your investment in Ann Taylor.



Sincerely,

Kay Krill

Kay Krill

President and Chief Executive Officer

April 2008

FINANCIAL HIGHLIGHTS

Fiscal Years Ended	Feb. 2, 2008	Feb. 3, 2007	Jan. 28, 2006	Jan. 29, 2005	Jan. 31, 2004
($ 000's except per share data and net sales per square foot)					
Net sales	$2,396,510	$2,342,907	$2,073,146	$1,853,583	$1,587,708
Comparable store sales increase (decrease):					
Total Company	(3.3%)	2.8%	0.1%	3.6%	5.3%
Ann Taylor	(3.7%)	3.1%	0.6%	(2.7%)	3.2%
LOFT	(5.4%)	1.9%	(0.3%)	12.8%	9.4%
Operating income before restructuring	$ 187,641	$ 223,837	$ 131,026	$ 104,958	$ 171,287
Restructuring and asset impairment[1]	$ 32,255	$ —	$ —	$ —	$ —
Operating income after restructuring	$ 155,386	$ 223,837	$ 131,026	$ 104,958	$ 171,287
Net income	$ 97,235	$ 142,982	$ 81,872	$ 63,276	$ 100,727
Net income as a percent of net sales	4.1%	6.1%	3.9%	3.4%	6.4%
Weighted average shares outstanding, assuming dilution (000's)	63,452	72,107	72,270	72,933	73,145
Diluted earnings per share	$ 1.53	$ 1.98	$ 1.13	$ 0.88	$ 1.42
Net sales per square foot	$ 457	$ 474	$ 461	$ 471	$ 456
Inventory turns	4.7x	5.0x	4.7x	4.5x	4.1x
Return on average equity	10.3%	13.7%	8.3%	7.2%	13.2%

1) RESTRUCTURING AND ASSET IMPAIRMENT, AFTER TAXES, TOTALED APPROXIMATELY $19.5 MILLION, OR $0.31 PER DILUTED SHARE, IN FISCAL 2007.

ALL FISCAL YEARS FOR WHICH FINANCIAL INFORMATION IS SET FORTH ABOVE HAD 52 WEEKS, EXCEPT FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2007, WHICH HAD 53 WEEKS.

NET SALES (in billions)



$1.6
$1.9
$2.1
$2.3
$2.4
'03
'04
'05
'06
'07

EARNINGS PER SHARE (fully diluted)



$1.42
$0.88
$1.13
$1.98
$1.53
'03
'04
'05
'06
'07

OPERATING MARGIN RATE



10.8%
5.6%
6.3%
9.6%
6.5%
'03
'04
'05
'06
'07

NUMBER OF STORES



648
738
824
869
929
26
36
51
57
68
268
343
416
464
512
354
359
357
348
349
'03
'04
'05
'06
'07
Ann Taylor Factory
Ann Taylor LOFT
Ann Taylor

FOR ADDITIONAL FINANCIAL HIGHLIGHTS, SEE PART II, ITEM 6 IN THE ANN TAYLOR STORES CORPORATION FORM 10-K (INCLUDED HEREIN).

BOARD OF DIRECTORS

RONALD W. HOVSEPIAN (1)(2)(3)
Non-Executive Chairman of the Board,
Ann Taylor Stores Corporation
President and Chief Executive Officer, Novell, Inc.

KAY KRILL
President and Chief Executive Officer,
Ann Taylor Stores Corporation

JAMES J. BURKE, JR. (1)(3)
Partner,
Stonington Partners, Inc.

WESLEY E. CANTRELL (2)(3)
Retired Chairman and Chief Executive Officer,
Lanier Worldwide, Inc.

DALE W. HILPERT (2)
Former Chairman, President and
Chief Executive Officer, Footstar, Inc.

LINDA A. HUETT (3)
Retired President and Chief Executive Officer,
Weight Watchers International, Inc.

MICHAEL W. TRAPP (1)
Retired Partner,
Ernst & Young LLP

DANIEL W. YIH (1)
Chief Operating Officer,
Starwood Capital Group

(1) AUDIT COMMITTEE
(2) COMPENSATION COMMITTEE
(3) NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

ANN TAYLOR EXECUTIVES

KAY KRILL*
President and Chief Executive Officer

ADRIENNE LAZARUS-MARLAZZI*
President, Ann Taylor Stores

BRIAN LYNCH*
President, Ann Taylor Factory Stores

MARK MENDELSON
President, New Concept

BARBARA EISENBERG*
Executive Vice President,
General Counsel and Corporate Secretary

DIANE HOLTZ
Executive Vice President, LOFT
Merchandise and Design

MICHAEL KINGSTON
Senior Vice President,
Chief Information Officer

ROBERT LUZZI
Executive Vice President,
Chief Marketing Officer

MARK MORRISON
Executive Vice President,
Human Resources

MICHAEL NICHOLSON*
Executive Vice President,
Chief Financial Officer

ANTHONY ROMANO*
Executive Vice President,
Chief Supply Chain Officer

MARIA SCEPPAGUERCIO
Senior Vice President,
Corporate Communications and Investor Relations

*ANN TAYLOR STORES CORPORATION EXECUTIVE OFFICER

SHAREHOLDER INFORMATION

CORPORATE OFFICES
7 Times Square, New York, NY 10036
1.800.677.6788 or 212.541.3300

ANNUAL MEETING
The 2008 Annual Meeting of Stockholders will be held at 8:00 A.M. on Thursday, May 15, 2008 at the Ann Taylor corporate offices at 7 Times Square, New York, NY 10036.

ANNUAL REPORT ON FORM 10-K
A copy of our Annual Report on Form 10-K for the fiscal year ended February 2, 2008 is available free of charge on our web site at http://investor.anntaylor.com, upon written request to the Investor Relations Department at our corporate offices, or by calling 1.800.934.6668, Mailbox 9595.

INFORMATION UPDATES
Information about Ann Taylor, including recent filings with the Securities and Exchange Commission, is available on our web site at http://investor.anntaylor.com.

STOCK EXCHANGE LISTING
The common stock of AnnTaylor Stores Corporation is listed for trading on the New York Stock Exchange (Trading Symbol: ANN).

REGISTRAR AND TRANSFER AGENT
Questions about shares registered in your name, change of name or address, lost stock certificates and related matters should be directed to our Registrar and Transfer Agent:

Mellon Investor Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
1.800.370.1163
www.melloninvestor.com/isd

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
New York, NY
www.deloitte.com

CERTIFICATIONS
The certifications by our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to our Form 10-K for the fiscal year ended February 2, 2008. In addition, we have submitted to the New York Stock Exchange the annual certification of our Chief Executive Officer regarding the Company's compliance with the NYSE corporate governance listing standards.

COME VISIT US ONLINE
To get additional information, see a list of store locations, review the current collection and purchase merchandise, visit www.anntaylorstorescorp.com, www.anntaylor.com and www.anntaylorLOFT.com.

FSC
Mixed Sources
Cert no. SW-COC-1576

The cover and editorial sections of this annual report are printed on McCoy recycled papers that contain 10% post-consumer (PCW) fiber. This recycled paper is made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified by SmartWood, a program of the Rainforest Alliance, to the Forest Stewardship Council (FSC) standards. 100% of the electricity used to manufacture McCoy paper was generated using certified renewable energy. This paper is made with elemental chlorine free (ECF) bleaching sequence and is acid free.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 1-10738

For the transition period from ___ to ___

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**13-3499319**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7 Times Square, New York, NY	**10036**
(Address of principal executive offices)	(Zip Code)

(212) 541-3300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, $.0068 Par Value	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No ___.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No ✓.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓ Accelerated filer ___ Non-accelerated filer ___ Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___ No ✓.

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant as of August 4, 2007 was $1,795,639,780.

The number of shares of the registrant's common stock outstanding as of February 29, 2008 was 60,879,663.

Documents Incorporated by Reference:

Portions of the Registrant's Proxy Statement for the Registrant's 2008 Annual Meeting of Stockholders to be held on May 15, 2008 are incorporated by reference into Part III.

ANNTAYLOR STORES CORPORATION
ANNUAL REPORT ON FORM 10-K INDEX

Statement Regarding Forward-Looking Disclosures

This Annual Report on Form 10-K (this "Report") includes, and incorporates by reference, certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "may", "believe" and similar expressions. These forward-looking statements reflect the current expectations of AnnTaylor Stores Corporation concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including without limitation those discussed in the sections of this Report entitled "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors". AnnTaylor Stores Corporation does not assume any obligation to publicly update or revise any forward-looking statements at any time for any reason.

PART I

ITEM 1. Business.

General

AnnTaylor Stores Corporation, through its wholly-owned subsidiaries, is a leading national specialty retailer of women's apparel, shoes and accessories sold primarily under the "Ann Taylor", "Loft" and "Ann Taylor Loft" ("LOFT") and "Ann Taylor Factory" brands. Our stores offer a full range of career and casual separates, dresses, tops, weekend wear, shoes and accessories, coordinated as part of a total wardrobing strategy. This total wardrobing strategy is reinforced by an emphasis on client service. Ann Taylor sales associates are trained to assist clients in merchandise selection and wardrobe coordination, helping them achieve the "Ann Taylor look" and "LOFT look" while reflecting the clients' personal styles. As used in this report, all references to "we," "our," "us", and "the Company" refer to AnnTaylor Stores Corporation and its wholly-owned subsidiaries.

We are dedicated to maintaining the right merchandise mix in our stores among suits and separates, tops, footwear and accessories. We concentrate on calibrating the timing of our product offerings to address clients' wardrobing needs, anticipating fabric and yarn preferences on a regional and seasonal basis, and timing direct marketing efforts accordingly.

We believe that "Ann Taylor" and "LOFT" are highly recognized national brands with distinct fashion points of view, though both are equally committed to providing clients with updated classics that are feminine, stylish, versatile and polished and that wardrobe her across all aspects of her evolving lifestyle. The Ann Taylor brand is focused on updated classic, yet stylish, professional and special occasion dressing that is sophisticated and versatile and always of high quality. The LOFT brand is focused on fashionable updated classics that are relaxed and casual and that offer good quality and value. Our Ann Taylor Factory business offers factory-direct product exclusively in the outlet environment. In addition, clients may shop online at anntaylor.com and anntaylorLOFT.com or by phone at 1-800-DIAL-ANN.

As of February 2, 2008, we operated 929 retail stores in 46 states, the District of Columbia and Puerto Rico, of which 349 were Ann Taylor stores, 512 were LOFT stores and 68 were Ann Taylor Factory stores. See "Stores and Expansion" for further discussion.

Merchandise Design and Production

Substantially all merchandise offered in our stores is developed by our in-house product design and development teams, which design merchandise exclusively for the Company. Our merchandising groups determine inventory needs for the upcoming season, edit the assortments developed by the design teams, plan monthly merchandise flows, and arrange for the production of merchandise by independent manufacturers, primarily through our sourcing division or through private label specialists.

Our production management and quality assurance departments establish the technical specifications for all Company merchandise, inspect factories in which the merchandise is produced, including periodic in-line inspections while goods are in production to identify potential problems prior to shipment, and, upon receipt, inspect merchandise on a test basis for uniformity of size and color, as well as for conformity with specifications and overall quality of manufacturing.

We source merchandise from approximately 231 manufacturers and vendors, none of which accounted for more than 4% of our merchandise purchases in Fiscal 2007. In Fiscal 2007, we sourced our merchandise from 15 countries, with approximately 38% of our merchandise manufactured in China, 17% in the Philippines, 9% in Indonesia and 5% in both Hong Kong and Thailand. Any event causing a sudden disruption of manufacturing or imports from China, the Philippines, Indonesia, Hong Kong or Thailand, including the imposition of additional import restrictions, could have a material adverse effect on our operations. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars.

We have a social compliance program that requires substantially all of our suppliers, factories, and subcontractors to comply with our Global Supplier Principles and Guidelines and the local laws and regulations in the country of manufacture. We also conduct unannounced third-party audits to confirm manufacturer compliance with our compliance standards.

We cannot predict with certainty whether any of the foreign countries in which our products are currently manufactured or any of the countries in which we may manufacture our products in the future will be subject to future import restrictions by the U.S. government, including the likelihood, type or degree of effect of any such new trade restriction. Trade restrictions, including increased tariffs or quotas, on apparel, or other items sold by us could affect the importation of such merchandise and could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition, results of operations and liquidity. Although we cannot predict with certainty the effect of future trade restrictions on our business, we believe that any impact on operations will not be material. Further, the U.S. may impose additional duties in response to an investigation as to whether a particular product being sold in the United States at less than fair value may cause (or threaten to cause) material injury to the relevant domestic industry as claimed by such industry. This is generally known as "anti-dumping" action.

Our merchandise flow may also be adversely affected by financial or political instability in any of the countries in which our goods are manufactured, the potential impact of natural disasters and health concerns relating to severe infectious diseases, particularly on manufacturing operations of our vendors, or acts of war or terrorism in the United States or worldwide, if they affect the production, shipment or receipt of merchandise from such countries. Merchandise flow may also be adversely affected by significant fluctuation in the value of the U.S. dollar against foreign currencies or restrictions on the transfer of funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and – Statement Regarding Forward-Looking Disclosures".

We generally do not maintain any long-term or exclusive commitments or arrangements to purchase merchandise from any single supplier. We believe we have good relationships with our suppliers and that, subject to the discussion above, we will continue to have adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms.

Inventory Control and Merchandise Allocation

Our planning department analyzes historical product demand data as well as size, location, demographics, sales and inventory history of store clusters to determine the quantity of merchandise to be purchased for, and the allocation of merchandise to, our stores. Merchandise is allocated to achieve an emphasis that is suited to each store's client base. Merchandise typically is sold at its original marked price for several weeks, with the length of time varying by item. We review inventory levels on an ongoing basis to identify slow-moving merchandise styles and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear this merchandise. Markdowns may also be used if inventory exceeds client demand for reasons of design, seasonal adaptation or changes in client preference, or if it is determined that the inventory will not sell at its currently marked price. Any remaining excess inventory is liquidated to unaffiliated third parties.

Our core merchandising system is the central repository for inventory data and related business activities that affect inventory levels such as purchasing, receiving, allocation, and distribution.

We use a centralized distribution system under which nearly all merchandise is distributed to our stores through our distribution center, located in Louisville, Kentucky. See "Properties". Merchandise is shipped by the distribution center to our stores several times each week.

Stores and Expansion

An important aspect of our business strategy is a real estate expansion program designed to reach new clients through the opening of new stores. We open new stores in markets that we believe have a sufficient concentration of our target clients. We also add stores, or expand the size of existing stores, in markets where we already have a presence, as market conditions warrant and sites become available. In addition, we reinvest in our current store fleet to elevate and modernize the in-store experience we are providing our clients. Store locations are determined on the basis of various factors, including geographic location, demographic studies, anchor tenants in a mall location, other specialty stores in a mall or specialty center location or in the vicinity of a village location, and the proximity to professional offices in a downtown or village location. Stores opened in factory outlet centers are located in factory outlet malls in which co-tenants generally include a significant number of outlet or discount stores operated under nationally recognized upscale brand names. Store size also is determined on the basis of various factors, including merchandise needs, geographic location, demographic studies, and space availability.

As of February 2, 2008, we operated 929 retail stores throughout the United States, the District of Columbia and Puerto Rico, of which 349 were Ann Taylor stores, 512 were LOFT stores and 68 were Ann Taylor Factory stores.

The average Ann Taylor store is approximately 5,200 square feet in size. We also have two flagship Ann Taylor stores located in New York City and Chicago, which offer the largest assortment of Ann Taylor merchandise. In Fiscal 2007, we opened 14 Ann Taylor stores that averaged approximately 5,300 square feet. In Fiscal 2008, we plan to open 4 Ann Taylor stores, which are expected to average approximately 4,500 square feet.

LOFT stores average approximately 5,900 square feet. We have one LOFT flagship store on the ground floor of 7 Times Square, our corporate headquarters, in New York City. In Fiscal 2007, we opened 52 LOFT stores that averaged approximately 5,700 square feet. In Fiscal 2008, we plan to open approximately 15 LOFT stores, which are expected to average approximately 5,700 square feet.

Our 68 Ann Taylor Factory stores average approximately 7,500 square feet. In Fiscal 2007, we opened 11 Ann Taylor Factory stores that averaged approximately 6,500 square feet. In Fiscal 2008, we plan to open approximately 20 to 25 Ann Taylor Factory stores, which are expected to average approximately 6,700 square feet. In Fiscal 2008, the Company plans to build on its LOFT brand by opening 10 LOFT Outlet Stores, which are expected to average approximately 7,100 square feet.

Our stores typically have approximately 20% of their total square footage allocated to stockroom and other non-selling space.

The following table sets forth certain information regarding store openings, expansions and closings for Ann Taylor stores ("ATS"), LOFT stores ("ATL"), and Ann Taylor Factory stores ("ATF") over the past five years:

Fiscal Year	Total Stores Open at Beginning of Fiscal Year	No. Stores Opened During Fiscal Year			No. Stores Closed During Fiscal Year	No. Stores Open at End of Fiscal Year				No. Stores Expanded During Fiscal Year
		ATS	ATL	ATF		ATS	ATL	ATF	Total	
2003	584	8	61	1	6	354	268	26	648	8
2004	648	10	77	8	5	359	343	36	738	6
2005	738	9	73	15	11	357	416	51	824	12
2006	824	11	52	7	25	348	464	57	869	16
2007	869	14	52	11	17	349	512	68	929	14

We believe that our existing store base is a significant strategic asset of our business. We have invested approximately $555 million in our store base since the beginning of Fiscal 2003; approximately 69% of our stores are either new, expanded or have been remodeled or refurbished in the last five years. Our stores are located in some of the most productive retail centers in the United States.

Our Fiscal 2007 real estate expansion plan resulted in an increase in our total store square footage of approximately 330,000 square feet (net of store closings), or 7.0%, from approximately 5.1 million square feet at the end of Fiscal 2006 to approximately 5.4 million square feet at the end of Fiscal 2007. During Fiscal 2008, we plan to open approximately 50 stores and, as part of our restructuring plan announced in January 2008, close 64 stores, for a net reduction in square footage of approximately 2%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for further discussion of our restructuring plan.

Capital expenditures for our Fiscal 2007 store expansion program totaled approximately $100 million and expenditures for store remodeling and refurbishment totaled approximately $23 million. We expect that capital expenditures for our Fiscal 2008 store expansion program will be approximately $60 million to $65 million and expenditures for store renovations and refurbishing will be approximately $15 million to $20 million.

Our ability to continue to increase store square footage will be dependent upon, among other things, general economic and business conditions affecting consumer confidence and spending, the availability of desirable locations and the negotiation of acceptable lease terms. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

Information Systems

During Fiscal 2007, we continued our investment in information services and technology, enhancing the systems we use to support our E-Commerce, sourcing, point of sale and workforce management functions. These enhancements are generally aimed at driving traffic and online sales as well as improving inventory management and providing speed, flexibility and cost reduction in our supply chain.

Brand Building and Marketing

We believe that our Ann Taylor and LOFT brands are among our most important assets and that these brands and their relationship with our clients are key to our competitive advantage. We continuously evolve these brands to appeal to the changing needs of our target clients and stay competitive in the market.

We control all aspects of brand development for our retail concepts, including product design, store merchandising and design, channels of distribution, and marketing and advertising. We continue to invest in the development of these brands through, among other things, client research, advertising, in-store and direct marketing, and our online sites. We also make investments to enhance the overall client experience through the opening of new stores, the expansion and remodeling of existing stores, and a focus on client service.

We believe it is strategically important to communicate on a regular basis directly with our current client base and with potential clients, through national and regional advertising, as well as through direct mail marketing and in-store presentation. Marketing expenditures as a percentage of sales were 2.6% in Fiscal 2007, 2.8% in Fiscal 2006 and 2.7% in Fiscal 2005.

Trademarks and Service Marks

The "AnnTaylor®", "Loft®" and "AnnTaylor Loft®" trademarks are registered with the United States Patent and Trademark Office and with the trademark registries of many foreign countries. Our rights in these marks are a significant part of our business, as we believe they are famous and well-known in the women's apparel industry. Accordingly, we intend to maintain our trademarks and related registrations and vigorously protect them against infringement. We have also registered the "Celebrations®" trademark with the United States Patent and Trademark Office.

We currently have a license agreement with a third party for the right to use the "Ann Taylor" trademark for manufacturing and exporting purposes in the People's Republic of China. The license agreement expires on June 30, 2015. Subject to certain exceptions, the license agreement also provides us with a right of first refusal in the event that the third party proposes to assign, sell or transfer its "Ann Taylor" trademark. See "Statement Regarding Forward-Looking Disclosures" and "Risk Factors".

Competition

The women's retail apparel industry is highly competitive. Our stores compete with certain departments in international, national and local department stores and with other specialty stores, catalog and internet businesses that offer similar categories of merchandise. We believe that our focused merchandise selection, exclusive fashions and service distinguish us from other apparel retailers. Our competitors range from smaller, growing companies to considerably larger players with substantially greater financial, marketing and other resources. There is no assurance that we will be able to compete successfully with them in the future. See "Statement Regarding Forward-Looking Disclosures" and "Risk Factors".

Employees

As of February 2, 2008, we had approximately 18,400 employees, of which approximately 1,900 were full-time salaried employees, 3,600 were full-time hourly employees and 12,900 were part-time hourly employees working less than 30 hours per week. None of our employees are represented by a labor union. We believe that our relationship with our employees is good.

Available Information

We make available free of charge on our website, http://anntaylorstorescorp.com, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are filed electronically with, or otherwise furnished to, the United States Securities and Exchange Commission (the "SEC"). Copies of the charters of each of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as our Corporate Governance Guidelines and Business Conduct Guidelines, are also available on our website or in print free of charge upon written request by any shareholder to the Corporate Secretary at 7 Times Square, New York, New York 10036.

ITEM 1A. Risk Factors.

The following risk factors should be considered carefully in evaluating our business and the forward-looking information in this document. Please also see "Statement Regarding Forward-Looking Disclosures". The risks described below are not the only risks our business faces. We may also be adversely affected by additional risks not presently known to us or that we currently deem immaterial.

Our ability to anticipate and respond to changing client preferences and fashion trends in a timely manner

Our success largely depends on our ability to consistently gauge fashion trends and provide merchandise that satisfies client demands in a timely manner. Any missteps may affect merchandise quality and inventory levels, since we enter into agreements to manufacture and purchase our merchandise well in advance of the applicable selling season. Our failure to anticipate, identify or react appropriately in a timely manner to changes in fashion trends could lead to lower sales, missed opportunities, excess inventories and more frequent markdowns, which could have a material adverse impact on our business. Merchandise misjudgments could also negatively impact our image with our clients.

The effect of competitive pressures from other retailers

The specialty retail industry is highly competitive. We compete with national, international and local department stores, specialty and discount stores, catalogs and internet businesses offering similar categories of merchandise. Many of our competitors are companies with substantially greater financial, marketing and other resources. There is no assurance that we can compete successfully with them in the future. In addition to competing for sales, we compete for favorable store locations and lease terms. We also face competition from retailers that recently have been developing brand extensions and new concepts targeted at our client base. Increased competition could reduce our sales and margins and adversely affect results of operations.

Our ability to secure and protect trademarks and other intellectual property rights

We believe that our "AnnTaylor", "AnnTaylor Loft" and "LOFT" trademarks are important to our success. Even though we register and protect our trademarks and other intellectual property rights, there is no assurance that our actions will protect us from the prior registration by others or prevent others from infringing our trademarks and proprietary rights or seeking to block sales of our products as infringements of their trademarks and proprietary rights. In addition, our license to use the "Ann Taylor" trademark for manufacturing and exporting purposes in the People's Republic of China expires on June 30, 2015 unless the parties agree to an extension. See "Business – Trademarks and Service Marks".

The effect of general economic conditions

The success of our business depends to a significant extent upon a number of factors impacting discretionary consumer spending, including general economic conditions, employment, consumer debt, taxation, fuel and energy prices, interest rates, political conditions such as war, terrorism and political unrest, and consumer confidence. Consumer purchases of discretionary items, including our merchandise, may decline during recessionary periods and other periods where disposable income is adversely affected. A downturn in the economy may affect consumer purchases of our merchandise and adversely impact our continued growth and results of operations.

Our ability to grow through new store openings and existing store remodels and expansions

Our continued growth and success depends in part on our ability to open and operate new stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our store expansion goals depends upon a number of factors, including locating suitable sites, negotiating favorable lease terms and hiring and training qualified associates, particularly at the store management level. We must also be able to effectively renew and negotiate expansion terms in existing store leases. There is no assurance that we will achieve our store expansion goals, manage our growth effectively or operate our new and remodeled stores profitably.

Our ability to maintain the value of our brand

Our success depends on the value of our Ann Taylor and LOFT brands. The Ann Taylor and LOFT names are integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands will depend largely on the success of our design, merchandising, and marketing efforts and our ability to provide a consistent, high quality client experience. Our brands could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. Any of these events could negatively impact sales.

Our ability to execute brand extensions and new concepts

In addition to our store growth strategy, part of our business strategy is to grow our existing brands and identify and develop new growth opportunities. Our success with new product offerings or concepts requires significant capital expenditures and management attention. Any such plan is subject to risks such as client acceptance, competition, product differentiation, challenges to economies of scale in merchandise sourcing and the ability to attract and retain qualified associates, including management and designers. There is no assurance that these product offerings or concepts will be successful or that our overall profitability will increase as a result. Our failure to successfully execute our growth strategies may adversely impact our financial condition and results of operations.

Fluctuation in our level of sales and earnings growth

A variety of factors have historically affected, and will continue to affect, our comparable stores sales results and margins. These factors include client trends and preferences, competition, economic conditions, weather, effective inventory management and new store openings. There is no assurance that we will achieve positive levels of sales and earnings growth, and any decline in our future growth or performance could have a material adverse effect on the market price of our common stock.

Our reliance on foreign sources of production

We purchase a significant portion of our merchandise from foreign suppliers. As a result, we are subject to the various risks of doing business in foreign markets and importing merchandise from abroad, such as:

- imposition of new legislation relating to import quotas or other restrictions that may limit the quantity of goods that may be imported into the United States from countries in regions where we do business;
- imposition of new legislation relating to port security that may create congestion and/or disrupt merchandise flow;
- imposition of duties, taxes, and other charges on imports;
- imposition of anti-dumping or countervailing duties in response to an investigation as to whether a particular product being sold in the United States at less than fair value may cause (or threaten to cause) material injury to the relevant domestic industry;
- financial or political instability in any of the countries in which our goods are manufactured;
- impact of natural disasters and public health concerns on our foreign sourcing offices and vendor manufacturing operations;
- fluctuation in the value of the U.S. dollar against foreign currencies or restrictions on the transfer of funds;
- potential recalls for any merchandise that does not meet our quality standards; and
- disruption of imports by labor disputes and local business practices.

We cannot predict whether any of the foreign countries in which our goods are manufactured, or in which our goods may be manufactured in the future, will be subject to import restrictions by the U.S. government. Any sudden disruption of manufacturing or imposition of trade restrictions, such as increased tariffs or more restrictive quotas on apparel or other items we sell could affect the import of such merchandise and could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition, results of operations and liquidity.

In addition, the raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors. Increases in the demand for, or the price of, raw materials used to manufacture our merchandise could have a material adverse effect on our cost of sales or our ability to meet our clients' demands. We may not be able to pass all or a portion of such higher raw material costs onto our clients, which could negatively impact our profitability.

Our reliance on third party manufacturers

We do not own or operate any manufacturing facilities and depend on independent third parties to manufacture our merchandise. We cannot be certain that we will not experience operational difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with merchandise specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs. A manufacturer's failure to ship merchandise to us on a timely basis or to meet the required quality standards could cause supply shortages and failure to meet client expectations, which could result in lost sales.

Manufacturer compliance with our social practices requirements

While we require our independent manufacturers to comply with the Ann Taylor Global Supplier Principles and Guidelines and monitor their compliance with these guidelines, we do not control the manufacturers or their labor practices. Any failure of our independent manufacturers to comply with our Global Supplier Principles and Guidelines, local labor laws in the country of manufacture or divergence of a manufacturer's labor practices from those generally acceptable as ethical in the United States could disrupt the shipment of finished product to us, force us to locate alternative manufacturing sources, reduce demand for our merchandise or damage our reputation.

Our reliance on key management

Our success depends to a significant extent both upon the continued services of our current executive and senior management team, as well as our ability to attract, hire, motivate and retain additional qualified management in the future. Competition for key executives in the retail industry is intense, and our operations could be adversely affected if we cannot attract and retain qualified associates.

Our ability to successfully upgrade and maintain our information systems

We rely heavily on information systems to manage our operations, including a full range of retail, financial, sourcing and merchandising systems, and regularly make investments to upgrade, enhance or replace these systems. Any delays or difficulties in transitioning to these or other new systems, or in integrating these systems with our current systems, or any other disruptions affecting our information systems, could have a material adverse impact on our business. Any failure to maintain adequate system security controls to protect our computer assets and sensitive data, including client data, from unauthorized access, disclosure or use could also damage our reputation with our clients.

In addition, our ability to continue to operate our business without significant interruption in the event of a disaster or other disruption depends in part on the ability of our information systems to operate in accordance with our business continuity plan.

Our dependence on a single distribution facility

We handle merchandise distribution for all of our stores from a single facility in Louisville, Kentucky. Independent third party transportation companies deliver our merchandise to our stores and our clients. Any significant interruption in the operation of the distribution facility or the domestic transportation infrastructure due to natural disasters, accidents, inclement weather, system failures, work stoppages by employees of the transportation companies, or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which could result in lower sales, a loss of loyalty to our brands and excess inventory.

Risks associated with Internet sales

We sell merchandise over the Internet through our websites, www.anntaylor.com and www.anntaylorloft.com. Our Internet operations are subject to numerous risks, including:

- reliance on third party computer hardware/software and order fulfillment providers;
- rapid technological change;
- diversion of sales from our stores;
- liability for online content;
- violations of state or federal privacy laws;
- credit card fraud;
- risks related to the failure of the computer systems that operate our websites and their related support systems, including computer viruses; and
- telecommunications failures and electronic break-ins and similar disruptions.

There is no assurance that our Internet operations will achieve sales and profitability growth.

Effects of war, terrorism or other catastrophes

Threat of terrorist attacks or actual terrorist events in the United States and worldwide could disrupt the production, shipment or receipt of our merchandise or lead to lower client traffic in regional shopping centers. Natural disasters could also impact our ability to open and run our stores in affected areas. Lower client traffic due to security concerns, war or the threat of war and natural disasters could result in decreased sales that would have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve the results of our restructuring program

In January 2008, we announced a multi-year restructuring program as part of a major drive to enhance profitability and improve overall operating effectiveness. The key elements of our restructuring program include: optimization of our store portfolio, organizational streamlining, and a broad-based productivity initiative. The estimated costs and charges associated with the restructuring program are preliminary and may vary materially based on various factors, including the timing in execution of the restructuring plan; outcome of negotiations with landlords and other third parties; inventory levels; and changes in management's assumptions and projections. As a result of these events and circumstances, delays and unexpected costs may occur, which could result in our not realizing all or any of the anticipated benefits of the restructuring program.

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

As of February 2, 2008, we operated 929 retail stores in 46 states, the District of Columbia and Puerto Rico, all of which were leased. Store leases typically provide for initial terms of ten years, although some leases have shorter or longer initial periods. Some of the leases grant us the right to extend the term for one or two additional five-year periods. Some leases also contain early termination options, which can be exercised by us under specific conditions. Most of the store leases require us to pay a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. Most of the leases also require us to pay real estate taxes, insurance and certain common area and maintenance costs. The current terms of our leases expire as follows:

Fiscal Years Lease Terms Expire	Number of Stores
2008 - 2010	300
2011 - 2013	210
2014 - 2016	322
2017 and later	97

We lease our corporate offices at 7 Times Square in New York City (approximately 297,000 square feet) under a lease expiring in 2020. We lease an additional 93,000 square feet of office space in New York City under leases expiring through 2020. In addition, we maintain 47,000 square feet of office space in Milford, Connecticut under a lease which expires in 2019.

Ann Taylor's wholly owned subsidiary, AnnTaylor Distribution Services, Inc., owns our 256,000 square foot distribution center located in Louisville, Kentucky. Nearly all our merchandise is distributed to stores through this facility. The distribution center is located on approximately 27 acres, which could accommodate possible future expansion of the facility.

ITEM 3. Legal Proceedings.

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on our consolidated financial position, consolidated results of operations or liquidity.

ITEM 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed and traded on the New York Stock Exchange under the symbol "ANN". The number of holders of record of common stock at February 29, 2008 was 600. The following table sets forth the high and low sale prices per share of the common stock on the New York Stock Exchange for the periods indicated:

	Market Price	
	High	Low
Fiscal Year 2007		
Fourth quarter	$ 33.28	$ 18.70
Third quarter	36.81	27.05
Second quarter	39.46	29.15
First quarter	39.92	34.09
Fiscal Year 2006		
Fourth quarter	$ 45.15	$ 32.25
Third quarter	44.64	36.80
Second quarter	44.27	35.57
First quarter	38.30	32.18

STOCK PERFORMANCE GRAPH

The following graph compares the percentage changes in the cumulative total stockholder return on the Company's Common Stock for the five-year period ended February 2, 2008, with the cumulative total return on the Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones U.S. Retailers, Apparel Index for the same period. In accordance with the rules of the SEC, the returns are indexed to a value of $100 at February 1, 2003 and assume that all dividends, if any, were reinvested. This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended or the Exchange Act.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among AnnTaylor Stores Corporation, The S&P 500 Index
And The Dow Jones US Apparel Retailers Index



$300
$250
$200
$150
$100
$50
$0
2/1/03
1/31/04
1/29/05
1/28/06
2/3/07
2/2/08
AnnTaylor Stores Corporation
S&P 500
Dow Jones US Apparel Retailers

* $100 invested on 2/1/03 in stock or 1/31/03 in index-including reinvestment of dividends. Indexes calculated on month-end basis.

We have never paid cash dividends on our common stock. Any determination to pay cash dividends is at the discretion of our Board of Directors, which considers it on a periodic basis. In addition, as a holding company, our ability to pay dividends is dependent upon the receipt of dividends or other payments from our subsidiaries, including our wholly owned subsidiary Ann Taylor, Inc. The payment of dividends by Ann Taylor, Inc. to us is subject to certain restrictions under Ann Taylor Inc.'s $175 million Second Amended and Restated Credit Agreement (the "Credit Facility"). We are also subject to certain restrictions contained in the Credit Facility on the payment of cash dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

The following table sets forth information concerning purchases of our common stock for the periods indicated, which became treasury shares available for general corporate and other purposes upon repurchase:

	Total Number of Shares Purchased *(a)*	**Average Price Paid Per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Program *(b)***	**Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Program**
				(in thousands)
November 4, 2007 to December 1, 2007.......	349,993	$ 29.72	347,200	$ 275,112
December 2, 2007 to January 5, 2008...........	533,644	28.49	533,533	259,913
January 6, 2008 to February 2, 2008............	6,169	22.36	-	259,913
	889,806		880,733	

(a) Includes 9,073 shares of restricted stock repurchased in connection with employee tax withholding obligations under employee compensation plans, which are not purchases under our publicly announced program.

(b) These shares were part of the $300 million securities repurchase program approved by our Board of Directors on August 23, 2007. The repurchase program will expire when the Company has repurchased all securities authorized for repurchase thereunder, unless terminated earlier by resolution of the Board of Directors.

ITEM 6. Selected Financial Data.

The following historical consolidated income statement and consolidated balance sheet information has been derived from our audited consolidated financial statements. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this document. All references to years are to our fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. All fiscal years for which financial information is set forth below contain 52 weeks except for the fiscal year ended February 3, 2007 which includes 53 weeks.

	Fiscal Years Ended				
	February 2, 2008	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004
	(dollars in thousands, except per square foot data and per share data)				
Consolidated Income Statement Information:					
Net sales	$ 2,396,510	$ 2,342,907	$ 2,073,146	$ 1,853,583	$ 1,587,708
Cost of sales	1,145,246	1,085,897	1,017,122	906,035	721,463
Gross margin	1,251,264	1,257,010	1,056,024	947,548	866,245
Selling, general and administrative expenses	1,063,623	1,033,173	924,998	842,590	694,958
Restructuring and asset impairment charges	32,255	-	-	-	-
Operating income	155,386	223,837	131,026	104,958	171,287
Interest income	7,826	17,174	9,318	5,037	3,298
Interest expense (a)	2,172	2,230	2,083	3,641	6,665
Income before income taxes	161,040	238,781	138,261	106,354	167,920
Income tax provision	63,805	95,799	56,389	43,078	67,193
Net income	$ 97,235	$ 142,982	$ 81,872	$ 63,276	$ 100,727
Basic earnings per share (b)	$ 1.55	$ 2.01	$ 1.14	$ 0.91	$ 1.51
Diluted earnings per share (b)	$ 1.53	$ 1.98	$ 1.13	$ 0.88	$ 1.42
Weighted average shares outstanding, (in 000's) (b)	62,753	70,993	71,554	69,607	66,614
Weighted average shares outstanding, assuming dilution (in 000's) (b)	63,452	72,107	72,270	72,933	73,145
Consolidated Operating Information:					
Percentage increase (decrease) in comparable store sales (c)	(3.3) %	2.8 %	0.1 %	3.6 %	5.3
Net sales per average gross square foot (d)	$ 457	$ 474	$ 461	$ 471	$ 456
Number of stores:					
Open at beginning of period	869	824	738	648	584
Opened during the period	77	70	97	95	70
Closed during the period	17	25	11	5	6
Open at the end of the period	929	869	824	738	648
Expanded/Relocated during the period	14	16	12	6	8
Total store square footage at end of period, (000's)	5,410	5,079	4,801	4,202	3,662
Capital expenditures (e)	$ 145,852	$ 165,129	$ 174,895	$ 152,483	$ 97,300
Depreciation and amortization	$ 116,804	$ 105,890	$ 93,786	$ 78,657	$ 66,798
Working capital turnover (f)	8.2x	5.8x	5.4x	5.0x	4.6x
Inventory turnover (g)	4.7x	5.0x	4.7x	4.5x	4.1x
Consolidated Balance Sheet Information:					
Working capital	$ 195,015	$ 391,187	$ 418,626	$ 343,568	$ 400,298
Goodwill, net	286,579	286,579	286,579	286,579	286,579
Total assets	1,393,755	1,568,503	1,492,906	1,327,338	1,256,397
Total debt	-	-	-	-	125,152
Stockholders' equity	839,484	1,049,911	1,034,482	926,744	818,856

(Footnotes on following page)

(Footnotes for preceding page)

(a) Includes non-cash interest expense of approximately \$0.4 million, \$0.5 million, \$0.8 million, \$1.9 million and \$4.3 million, in Fiscal 2007, 2006, 2005, 2004 and 2003, respectively, primarily from amortization of deferred financing costs and in Fiscal 2004 and prior, accretion of original issue discount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

(b) In Fiscal 2004, we effected a 3-for-2 split of our common stock, in the form of a stock dividend. All share and per share amounts for Fiscal 2003 have been restated to reflect the split.

(c) A store is included in comparable store sales in its thirteenth month of operation. A store with a square footage change of more than 15% is treated as a new store for the first year following its reopening. In addition, in a year with 53 weeks, sales in the last week of that year are not included in comparable store sales.

(d) Net sales per average gross square foot is determined by dividing net sales for the period by the average of the gross square feet at the beginning and end of each period. Unless otherwise indicated, references herein to square feet are to gross square feet, rather than net selling space.

(e) Capital expenditures are accounted for on the accrual basis and include net non-cash transactions totaling \$5.9 million, \$(0.8) million, \$(14.3) million, \$15.3 million and \$7.6 million in Fiscal 2007, 2006, 2005, 2004 and 2003, respectively. The non-cash transactions are primarily related to the purchase of property and equipment on account.

(f) Working capital turnover is determined by dividing net sales by the average of the amount of working capital at the beginning and end of the period.

(g) Inventory turnover is determined by dividing cost of sales by the average of the cost of inventory at the beginning and end of the period.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read together with our consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

Management Overview

Following a year of record growth in Fiscal 2006, Fiscal 2007 was more challenging. In addition to the slowdown in the macro-economy, which caused retail traffic trends to slow considerably, our results were also impacted by remaining product issues in the first-half at LOFT and an overall slowdown in the missy sector that impacted Ann Taylor. Importantly, we successfully transitioned LOFT in the second half of the year and, while business at Ann Taylor was soft for much of 2007, we have embarked on a major strategic effort to evolve and elevate the brand. In addition, during the year we aggressively repurchased our common stock, buying back 9.3 million shares at a total cost of $340.1 million, and we initiated a multi-year, restructuring program, designed to further enhance profitability and improve overall operating effectiveness.

Ann Taylor was solid overall in the first half of Fiscal 2007 but turned softer in the second half, as the division was slow to respond to changing preferences of our clients. Net sales were down 5.1%, reflecting the effect of 53 weeks of sales in Fiscal 2006 versus only 52 weeks in Fiscal 2007, as well as a decline of 3.7% in comparable store sales. Importantly, Ann Taylor managed its in-store metrics and inventory levels well all year, which helped to offset some of the softness resulting from the macro environment. On the product side, our overall assortments throughout the year were brand-appropriate, although we could have been more compelling to respond to our clients' changing needs. We expect our strategic work to evolve the brand to begin generating better results in the second half of Fiscal 2008.

At LOFT, we effectively resolved the product issues that began in Fall 2006, with the Fall 2007 season marking a return to more brand-appropriate merchandise. Net sales increased 2.4% versus Fiscal 2006, reflecting growth in the store base, partially offset by the impact of the extra week of sales in Fiscal 2006 and a 5.4% decline in comparable store sales, which was driven by softness in the first half. Comparable store sales improved dramatically in the second half of Fiscal 2007, despite the softening of the macro environment, due to better product assortments and very strong in-store metrics. Gross margin at LOFT improved in the Fall, and we successfully managed inventory levels to end the year down 7% on a per square foot basis.

Our Factory and online businesses delivered another strong year and contributed positively to our overall sales and margin performance. We believe these businesses continue to offer attractive growth for the Company. Plans are also on track for a Summer 2008 launch of LOFT Outlet, which is expected to further the reach of the LOFT brand, as Ann Taylor Factory did for Ann Taylor. Finally, while we have delayed the launch of our new concept, we continue to believe it represents a significant growth opportunity.

Our restructuring program, which resulted in a $32.3 million pre-tax charge in Fiscal 2007, was the result of a comprehensive review of our entire cost structure, and includes closing 117 underperforming stores over a three-year period, a 13% reduction in our corporate staff and a broad-based productivity initiative including, among other things, the strategic procurement of non-merchandise goods and services. We believe these actions were key to positioning us for solid future growth. In addition, due to the ongoing macroeconomic softness and uncertainty in the retail sector, we have adopted a more conservative approach to pursuing new store growth in Fiscal 2008, and are delaying the launch of our new concept.

Our key priorities in Fiscal 2008 include evolving and strengthening our core brands, tightly managing inventory levels, successfully launching LOFT Outlet, achieving the expected benefits of our restructuring program, and continuing to repurchase our stock. We expect this approach to our business in 2008 to position us well for growth in 2009 and beyond.

Key Performance Indicators

In evaluating our performance, senior management reviews certain key performance indicators, including:

Comparable store sales – Comparable store sales provide a measure of existing store sales performance. A store is included in comparable store sales in its thirteenth month of operation. A store with a square footage change of more than 15% is treated as a new store for the first year following its reopening.

Gross margin – Gross margin measures our ability to control the direct costs of merchandise sold during the period. Gross margin is the difference between net sales and cost of sales, which is comprised of direct inventory costs for merchandise sold, including all costs to transport merchandise from third-party suppliers to our distribution center. Buying and occupancy costs are excluded from cost of sales.

Operating income – Because retailers do not uniformly record supply chain costs as a component of cost of sales or selling, general and administrative expenses, operating income allows us to benchmark our performance relative to other retailers. Operating income represents earnings before interest and income taxes and measures our earnings power from ongoing operations.

Store productivity – Store productivity, including sales per square foot, average unit retail price (AUR), units per transaction (UPT), dollars per transaction (DPT), traffic and conversion, is evaluated by management in assessing our operating performance.

Inventory turnover – Inventory turnover measures our ability to sell our merchandise and how many times it is replaced over time. This ratio is important in determining the need for markdowns, planning future inventory levels and assessing client response to our merchandise.

Quality of merchandise offerings - To monitor and maintain client acceptance of our merchandise offerings, we monitor sell-through levels, inventory turnover, gross margin, returns and markdown rates at a class and style level. This analysis helps identify merchandise issues at an early date and helps us plan future product development and buying.

Results of Operations

The following table sets forth consolidated income statement data expressed as a percentage of net sales. All fiscal years presented contain 52 weeks, except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	47.8	46.3	49.1
Gross margin	52.2	53.7	50.9
Selling, general and administrative expenses	44.4	44.1	44.6
Restructuring and asset impairment charges	1.3	-	-
Operating income	6.5	9.6	6.3
Interest income	0.3	0.7	0.4
Interest expense	0.1	0.1	0.1
Income before income taxes	6.7	10.2	6.6
Income tax provision	2.6	4.1	2.7
Net income	4.1 %	6.1 %	3.9 %

The following table sets forth selected consolidated income statement data expressed as a percentage change from the prior period. All fiscal years presented contain 52 weeks, except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		increase (decrease)	
Net sales	2.3 %	13.0 %	11.8 %
Operating income	(30.6) %	70.8 %	24.8 %
Net income	(32.0) %	74.6 %	29.4 %

Sales and Store Data

The following table sets forth certain sales and store data. All fiscal years presented contain 52 weeks, except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Net sales (in thousands)			
Total Company	$ 2,396,510	$ 2,342,907	$2,073,146
Ann Taylor	866,555	912,753	873,886
LOFT	1,174,401	1,146,471	991,940
Other	355,554	283,683	207,320
Comparable store sales percentage increase(decrease) (a)			
Total Company	(3.3) %	2.8 %	0.1 %
Ann Taylor	(3.7) %	3.1 %	0.6 %
LOFT	(5.4) %	1.9 %	(0.3) %
Average dollars per transaction			
Total Company	$ 75.28	$ 75.45	$ 72.94
Ann Taylor	90.03	89.36	85.79
LOFT	67.49	68.28	67.58
Average units per transaction			
Total Company	2.34	2.21	2.28
Ann Taylor	2.02	1.92	1.98
LOFT	2.41	2.28	2.36
Average unit retail sold			
Total Company	$ 32.17	$ 34.14	$ 31.99
Ann Taylor	44.57	46.54	43.33
LOFT	28.00	29.95	28.64
Net sales per average gross square foot (b)			
Total Company	$ 457	$ 474	$ 461
Ann Taylor	465	483	460
LOFT	406	439	444

Sales and Store Data (Continued)

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Total store square footage at end of period (in thousands) (b)			
Total Company	5,410	5,079	4,801
Ann Taylor	1,866	1,870	1,912
LOFT	3,030	2,757	2,461
Number of:			
Stores open at beginning of period	869	824	738
New stores	77	70	97
Closed stores	17	25	11
Stores open at end of period	929	869	824
Expanded stores	14	16	12

(a) A store is included in comparable store sales in its thirteenth month of operation. A store with a square footage change of more than 15% is treated as a new store for the first year following its reopening. Since the fiscal year ended February 3, 2007 included 53 weeks, sales in the last week of the fiscal year were not included in determining Fiscal 2006 comparable store sales.

(b) Net sales per average gross square foot is determined by dividing net sales for the period by the average of the gross square feet at the beginning and end of each period. Unless otherwise indicated, references herein to square feet are to gross square feet, rather than net selling space.

Net sales increased approximately $53.6 million, or 2.3% in Fiscal 2007 from Fiscal 2006 due to the net addition of 60 stores (new stores opened, less stores closed) and strength at Factory, partially offset by lower comparable store sales and the impact of 53 weeks of sales in Fiscal 2006. The extra week of sales in Fiscal 2006 benefited the fourth quarter and full year of Fiscal 2006 by approximately $31 million. Comparable store sales were negatively impacted by lower AUR due to the promotional stance we took during much of Fiscal 2007 as well as an overall decrease in traffic, particularly in the fourth quarter. By division, net sales at Ann Taylor decreased 5.1% to $866.6 million in Fiscal 2007, compared with net sales of $912.8 million in Fiscal 2006. At LOFT, net sales increased 2.4% to $1,174.4 million in Fiscal 2007, compared with net sales of $1,146.5 million in Fiscal 2006.

Net sales increased approximately $269.8 million, or 13.0% in Fiscal 2006 from Fiscal 2005 due to the net addition of 45 stores (new stores opened, less stores closed), the effect of 53 weeks of sales in Fiscal 2006 versus 52 weeks in Fiscal 2005 and higher overall comparable store sales, largely due to an increase in full-price selling. By division, net sales at Ann Taylor grew 4.4% to $912.8 million in Fiscal 2006, compared with net sales of $873.9 million in Fiscal 2005. At LOFT, net sales increased 15.6% to $1,146.5 million in Fiscal 2006, compared with net sales of $991.9 million in Fiscal 2005.

Our net sales do not show significant seasonal variation. As a result, we have not had significant overhead and other costs generally associated with large seasonal variations.

Cost of Sales and Gross Margin

Because retailers do not uniformly record supply chain costs as cost of sales or selling, general and administrative expenses, our gross margin and selling, general and administrative expenses as a percentage of net sales may not be comparable to certain other retailers. For additional information regarding costs classified in cost of sales and selling, general and administrative expenses, refer to Note 1, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements.

The following table shows cost of sales and gross margin in dollars and the related gross margin percentages for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006. All fiscal years presented contain 52 weeks except for the fiscal year ended February 3, 2007, which contains 53 weeks:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(dollars in thousands)	
Cost of sales	$ 1,145,246	$ 1,085,897	$ 1,017,122
Gross margin	$ 1,251,264	$ 1,257,010	$ 1,056,024
Percentage of net sales	52.2 %	53.7 %	50.9 %

The decline in gross margin as a percentage of net sales in Fiscal 2007 as compared to Fiscal 2006 was due to the combined effect of lower full price sales and lower margin rates achieved on non-full price sales at both Ann Taylor and LOFT, partially offset by continued strength at Factory.

The improvement in gross margin from Fiscal 2005 to Fiscal 2006 largely reflected our success throughout the year in improving the product offering and managing inventory at Ann Taylor. Also driving the improvement in gross margin was the successful conversion during the year of Ann Taylor Factory to a full-price business and the continued growth and margin expansion of our Internet businesses.

Selling, General and Administrative Expenses

The following table shows selling, general and administrative expenses in dollars and as a percentage of net sales for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(dollars in thousands)	
Selling, general and administrative expenses	$ 1,063,623	$ 1,033,173	$ 924,998
Percentage of net sales	44.4 %	44.1 %	44.6 %

The increase in selling, general and administrative expenses as a percentage of net sales was due to the impact of fixed cost deleveraging as a result of lower comparable store sales, partially offset by lower performance-based compensation costs.

The decrease in selling general and administrative expense as a percentage of net sales from Fiscal 2006 to Fiscal 2005 largely reflected the benefit of fixed cost leverage, stemming from the increase in comparable store sales, and the absence of costs totaling $16 million associated with the relocation of our corporate headquarters and a one-time charge related to a legal settlement in the year-ago period. Partially offsetting these benefits were higher stock- and performance-based compensation expenses in Fiscal 2006.

We adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment,* as interpreted by SEC Staff Accounting Bulletin No. 107 ("SFAS No. 123(R)") in Fiscal 2006, and record stock-based compensation expense under the fair value method. In Fiscal 2005 and prior, we accounted for stock-based compensation under APB 25 and used the intrinsic value method. For the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 we recorded $19.0 million, $24.7 million and $10.4 million, respectively, of stock-based compensation expense. This stock-based compensation expense has been included on the same income statement line as the cash compensation paid to the recipient of the stock-based award.

Restructuring and Asset Impairment Charges

In Fiscal 2007, we recorded pre-tax restructuring charges of approximately $32.3 million, or 1.3% of net sales, related to the non-cash write-down of store assets, severance and other related costs. See "Liquidity and Capital Resources" and Note 2, "Restructuring" in the Notes to Consolidated Financial Statements for further discussion.

Depreciation and Amortization

The following table shows depreciation and amortization expense in dollars and as a percentage of net sales for Fiscal 2007, 2006 and 2005:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(dollars in thousands)	
Depreciation and amortization	$ 116,804	$ 105,890	$ 93,786
Percentage of net sales	4.9 %	4.5 %	4.5 %

The increase in depreciation and amortization expense from Fiscal 2006 to Fiscal 2007 was primarily due to capital expenditures related to new, remodeled and expanded stores. The increase in depreciation and amortization expense from Fiscal 2005 to Fiscal 2006 was primarily due to capital expenditures related to new, remodeled and expanded stores, as well as our corporate offices and information systems.

Interest Income

The following table shows interest income in dollars and as a percentage of net sales for Fiscal 2007, 2006 and 2005:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(dollars in thousands)	
Interest income	$ 7,826	$ 17,174	$ 9,318
Percentage of net sales	0.3 %	0.7 %	0.4 %

Interest income decreased in Fiscal 2007 primarily due to lower cash balances due to our stock repurchase activity over the past year. The increase in interest income in Fiscal 2006 was primarily attributable to higher investment balances as well as higher interest rates.

Interest Expense

The following table shows interest expense in dollars and as a percentage of net sales for Fiscal 2007, 2006 and 2005:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(dollars in thousands)	
Interest expense	$ 2,172	$ 2,230	$ 2,083
Percentage of net sales	0.1 %	0.1 %	0.1 %

Interest expense includes various charges, the largest of which are fees related to our Credit Facility. See "Liquidity and Capital Resources" and Note 5, "Long-Term Debt" in the Notes to Consolidated Financial Statements for further discussion of our Credit Facility.

Income Taxes

The following table shows our effective income tax rate for Fiscal 2007, 2006 and 2005:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(dollars in thousands)	
Effective income tax rate	39.6 %	40.1 %	40.8 %

The decrease in our effective income tax rate in Fiscal 2007 was primarily due to a reduction in state income taxes. The decrease in our effective income tax rate in Fiscal 2006 was due to the combined effect of increased investment in tax exempt securities and lower state income taxes.

Liquidity and Capital Resources

Our primary source of working capital is cash flow from operations. The following table sets forth material measures of our liquidity:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(dollars in thousands)	
Cash provided by operating activities	$ 257,197	$ 295,931	$ 311,323
Working capital	$ 195,015	$ 391,187	$ 418,626
Current ratio	1.62:1	2.31:1	2.63:1

Operating Activities

The decrease in cash provided by operating activities for Fiscal 2007, compared with Fiscal 2006, was due to decreased net income, in part due to restructuring charges and an increase in prepaid income taxes partially offset by a decrease in accrued performance-based compensation.

Merchandise inventories increased approximately $17.1 million, or 7.3% in Fiscal 2007 from Fiscal 2006. Merchandise inventory on a per-square-foot basis was approximately $46 at the end of both Fiscal 2007 and Fiscal 2006. Inventory turned 4.7 times in Fiscal 2007 compared to 5.0 times in Fiscal 2006.

Investing Activities

Cash used for investing activities was $156.4 million in Fiscal 2007, compared with $165.9 million in Fiscal 2006 and cash provided by investing activities of $4.8 million in Fiscal 2005. The decrease in cash used for investing activities in Fiscal 2007 compared with Fiscal 2006 was primarily due to a decrease in cash used for the purchase of property and equipment, partially offset by the cash impact associated with the purchase and maturity of short-term investments. In Fiscal 2007, we used cash for the construction of new retail locations, other store projects, including relocations and refurbishment and information systems. The primary purposes of the cash investment activity were to support our store and infrastructure expansion plans and improve operational efficiency.

At February 2, 2008, we had $15.1 million invested in auction rate securities. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, these auction rate securities are classified as available-for-sale and are carried at cost or par value, which approximates fair market value. These securities have stated maturities beyond three months but are priced and traded as short-term instruments due to the liquidity provided through the interest rate reset mechanism of 28 or 35 days.

As a result of recent uncertainties in the global credit market, we have reduced our investment in auction rate securities to $6 million as of March 14, 2008. While we were successful liquidating $9.1 million in auction rate securities since February 2, 2008, in February and March 2008, auctions failed for our remaining $6 million investment. We do not currently believe that the carrying value of our remaining investment in auction rate securities, which are rated AAA by Standard & Poor's and backed by student loans, to be impaired, however if the credit rating of the security issuers deteriorates, we may be required to record an impairment charge on these investments. We do not believe the amount of any such charge would be material.

We believe it is likely that auctions related to these securities will continue to be unsuccessful in the near term. Unsuccessful auctions limit the short-term liquidity of these investments, therefore we have reclassified our remaining $6 million investment in auction rate securities as of March 14, 2008 to long-term, included in Other Assets on our Consolidated Balance Sheet as of February 2, 2008. While recent failures in the auction process have affected our ability to access these funds in the near term, we do not believe that the underlying securities or collateral have been affected. We expect to continue to earn interest at the prevailing rates on our remaining auction rate securities. Further, based on our available cash reserves, our expected operating cash flows and other sources of cash, we do not anticipate the current lack of liquidity of these investments will have a material effect on our liquidity or working capital.

Financing Activities

Cash used for financing activities was $327.3 million in Fiscal 2007, compared with $150.1 million in Fiscal 2006 and cash provided by financing activities of $2.1 million in Fiscal 2005. The change in cash used for financing activities in Fiscal 2007 compared with Fiscal 2006 was due primarily to increased stock repurchase activity, partially offset by lower proceeds from the exercise of stock options. During Fiscal 2007, we repurchased $340.1 million of our common stock, compared with $179.8 million in Fiscal 2006.

In November 2003, Ann Taylor, Inc. and certain of its subsidiaries entered into a Second Amended and Restated $175 million senior secured revolving credit facility (the "Credit Facility") with Bank of America N.A. and a syndicate of lenders. The Credit Facility which, at our option, provides for an increase in the total facility and the aggregate commitments thereunder up to $250 million, matures on November 14, 2008 (unless terminated earlier) and may be used by Ann Taylor, Inc. and certain of its subsidiaries for working capital, letters of credit and other general corporate purposes. The Credit Facility permits the payment of cash dividends by the Company (and dividends by AnnTaylor, Inc. to fund such cash dividends) if, after the payment of such dividends, liquidity (as defined in the Credit Facility) is greater than $35 million. Certain of our subsidiaries are also permitted to: pay dividends to us to fund certain taxes owed by us; fund ordinary operating expenses not in excess of $500,000 in any fiscal year; repurchase common stock held by employees not in excess of $100,000 in any fiscal year (with certain specified exceptions); and for certain other stated purposes. There were no borrowings outstanding under the Credit Facility at any point during Fiscal 2007 or as of the date of this filing. Commercial and standby letters of credit outstanding under the Credit Facility totaled approximately $111.1 million and $170.5 million as of February 2, 2008 and February 3, 2007, respectively, leaving a remaining available balance for loans and letters of credit of $63.9 million and $4.5 million as of February 2, 2008 and February 3, 2007, respectively. We plan to renew our Credit Facility prior to its expiration. See Note 5, "Long-Term Debt", in the Notes to Consolidated Financial Statements for further discussion of the Credit Facility.

On January 30, 2008, we initiated a multi-year restructuring program designed to enhance profitability and improve our overall operating effectiveness. The restructuring program, the result of a comprehensive review of our cost structure, includes closing 117 underperforming stores over a three-year period, reducing corporate staff by approximately 13% and undertaking a broad-based productivity initiative that includes, among other things, the strategic procurement of non-merchandise goods and services. In addition, in light of ongoing macroeconomic softness and uncertainty in the retail sector, we are adopting a more conservative approach to pursuing new store growth in Fiscal 2008.

Based on a review of our store portfolio and assessment of individual store productivity, we identified 117 stores, comprised of 39 Ann Taylor stores and 78 LOFT stores, that failed to deliver an acceptable long-term return on investment. We have adopted a staged approach to closing these stores over the Fiscal 2008 to Fiscal 2010 period. As such, we plan to close 64 stores during Fiscal 2008, with the balance to be closed in Fiscal 2009 and Fiscal 2010.

We also streamlined the organization by eliminating 180 corporate positions. This organizational streamlining was designed to increase span of control and improve operating efficiency and effectiveness. In addition, as part of a broad-based productivity initiative, we plan to consolidate all non-merchandise purchasing activities under a centralized strategic procurement organization, outsource various activities where cost efficiencies can be achieved and optimize store productivity and effectiveness.

We expect pre-tax expenses associated with the restructuring program to total approximately $40 to $45 million. The total program cost includes approximately $25 million in non-cash expenses, primarily associated with the write-down of assets related to store closures. The balance of approximately $15 to $20 million in expenses are cash charges and relate primarily to severance and various other costs to implement the restructuring program. In Fiscal 2007, we recorded pre-tax restructuring charges of approximately $32.3 million related to the non-cash write-down of store assets, severance and other related costs. Of this amount, $30.1 million was recognized in the fourth quarter of fiscal 2007. Costs expected to be incurred in Fiscal 2008 total approximately $7 to $10 million, with the balance of the program costs to be incurred during Fiscal 2009 and Fiscal 2010.

The above estimated costs and charges are preliminary and may vary materially based on various factors, including timing in execution of the restructuring plan, outcome of negotiations with landlords and other third parties, inventory levels, and changes in management's assumptions and projections.

The following table sets forth our capital expenditures (in thousands):

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
New store construction	$ 99,649	$ 94,657	$ 96,857
Store renovation/refurbishment	22,970	36,466	19,016
Information systems	14,900	26,375	21,212
Corporate offices/distribution center	7,642	7,397	35,704
Other	691	234	2,106
Total	$ 145,852	$ 165,129	$ 174,895

We expect our total capital expenditure requirements in Fiscal 2008 will be approximately $115 to $130 million. Approximately $60 to $65 million will be spent on new store construction, store expansion and relocation, for a planned opening of approximately 50 stores, representing an increase in store square footage of approximately 331,000 square feet, or 6.1%. Approximately $15 to $20 million is planned for store renovation and refurbishment programs. Approximately $35 million will be spent to support continued investments in information systems, and approximately $5 to $10 million is planned for corporate office and distribution center initiatives and other general corporate purposes. The actual amount of our capital expenditures will depend in part on the number of stores opened, expanded and refurbished. See "Business-Stores and Expansion".

A portion of the capital expenditures in Fiscal 2005 relates to costs associated with the June 2005 relocation of our corporate offices in New York City. As a result of this relocation, we adjusted the remaining lives of certain fixed assets at our former corporate offices to correlate to the expected move, the impact of which was not significant to the results of operations. In addition, we recorded a one-time write-off of approximately $9.5 million in the second quarter of Fiscal 2005 for lease costs related to our former offices at 142 West 57th Street in New York City. The related lease expired in September 2006.

To finance our operations and capital requirements, we expect to use internally generated funds. We believe that cash flow from operations will be sufficient to enable us to meet the ongoing cash needs of our business, as presently conducted, for the foreseeable future.

On August 23, 2007, our Board of Directors approved a $300 million securities repurchase program (the "August 2007 Program"), which replaced the $300 million securities repurchase program approved in March 2007 (the "March 2007 Program"). Under the August 2007 Program, purchases of shares of common stock may be made from time to time, subject to market conditions and at prevailing market prices, through open market purchases or in privately negotiated transactions. Repurchased shares of common stock increase treasury shares available for general corporate and other purposes. During the fiscal year ended February 2, 2008, we repurchased 9,301,633 shares of our common stock at a cost of approximately $340.1 million. Of this amount, 1,347,286 shares were repurchased under the August 2007 Program at a cost of approximately $40 million and 7,952,879 shares were repurchased under the March 2007 program at a cost of approximately $300 million. In addition, we repurchased 1,468 shares under an earlier $125 million August 2006 program at a cost of approximately $0.1 million.

On October 1, 2007, the Company froze its noncontributory defined benefit pension plan (the "Pension Plan"). As a result of the freeze, only those associates who were eligible under the Pension Plan on or before September 30, 2007 (substantially all associates of the Company who completed 1,000 hours of service during a consecutive 12 month period prior to that date) are eligible to receive benefits from the Pension Plan once they have completed the five years of service required to become fully vested. No associate may become a participant in the Pension Plan on or after October 1, 2007. No additional benefits will be earned under the Pension Plan on or after October 1, 2007. Our funding obligations and liability under the terms of the Pension Plan are determined using certain actuarial assumptions, including a discount rate and an expected long-term rate of return on plan assets. The discount rate enables us to state expected future cash payments for pension benefits as a present value on the measurement date. A lower discount rate increases the present value of the benefit obligations and increases pension expense. The discount rate selected was based on a yield curve which uses expected cash flows from the Pension Plan, and then discounts those cash flows with the bond rate for that period. This resulted in a discount rate of 5.8%. A one percent decrease in the assumed discount rate would increase total net periodic pension expense for Fiscal 2008 by $2.4 million and would increase the liability for pension benefits at February 2, 2008 by $11.6 million. A one percent increase in the assumed discount rate would cause a decrease in the liability and Fiscal 2008 pension expense by $8.5 million and $1.3 million, respectively.

Pension Plan assets as of February 2, 2008 were allocated 62% in equities, 36% in bond-related funds and 2% in short-term investments. For the purposes of developing long-term rates of return, it was assumed that the short-term investments were reallocated to equities and bond-related funds, yielding assumed long-term rates of return of 8.5% and 5.0%, respectively. To develop the expected long-term rate of return on plan assets, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. A lower expected rate of return on pension plan assets would increase pension expense. Our expected long-term rate of return on plan assets was 7.25% in both Fiscal 2007 and Fiscal 2006. A one percent change in the long-term rate of return assumption would impact Fiscal 2008 pension expense by approximately $0.4 million. We were not required to make and did not make any contributions to the Pension Plan in Fiscal 2007. We contributed $7.7 million to the Pension Plan in Fiscal 2006.

Effective February 3, 2007, we began recognizing the funded status of our Pension Plan in accordance with SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS No. 158"). SFAS No. 158 requires company plan sponsors to display the net funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, we had accounted for the Pension Plan according to the provisions of SFAS No. 87, *Employers' Accounting for Pensions*, and related interpretations, and therefore the funded status of our noncontributory defined benefit pension plan was not reflected on our consolidated balance sheets. As a result of the adoption of SFAS No. 158, we recorded $5.4 million, net of taxes, in accumulated other comprehensive loss on the February 3, 2007 consolidated balance sheet. See Note 10, "Retirement Plans", in the Notes to Consolidated Financial Statements for further discussion.

In May 2000, our Board of Directors adopted a Stockholder Rights Plan ("Rights Plan"). Rights under the Rights Plan ("Rights") were distributed as a dividend at the rate of one Right for each share of our common stock held by stockholders of record as of the close of business on May 30, 2000. As a result of the May 2004 and an earlier May 2002 3-for-2 splits of our common stock, each share of common stock now represents four-ninths of a Right. Each Right entitles stockholders to buy one unit of a share of a new series of preferred stock for $125. Under certain circumstances, if a person or group acquires beneficial ownership of 15% or more of the voting power of the Company as represented by our common stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the voting power of the Company as represented by our common stock, holders of the Rights, other than the person or group triggering their exercise, will be able to purchase, in exchange for the $125 exercise price, shares of our common stock or of any company into which the Company is merged having a value of $250. The Rights will expire on May 18, 2010. No Rights were exercised under the Rights Plan during Fiscal 2007.

We are self-insured for expenses related to our employee point of service medical and dental plans, our workers' compensation plan and for short-term disability, up to certain thresholds. Claims filed, as well as claims incurred but not reported, are accrued based on management's estimates, using information received from plan administrators, third party actuaries, historical analysis, and other relevant data. We believe we have taken reasonable steps to ensure that we are adequately accrued for incurred costs related to these programs at February 2, 2008.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as defined by Item 303 (a) (4) of Regulation S-K.

Contractual Obligations

The following table sets forth our contractual obligations as of February 2, 2008 (in thousands):

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating leases (a)	$ 1,332,169	$ 191,646	$ 346,196	$ 284,535	$ 509,792
Purchase obligations: (b)					
Merchandise (c)	205,407	205,407	-	-	-
New store construction (d)	1,583	1,583	-	-	-
Information systems (e)	8,509	5,825	2,684	-	-
Employment agreements	1,788	1,350	438	-	-
Other (f)	32,242	12,735	14,823	3,934	750
Total	$ 1,581,698	$ 418,546	$ 364,141	$ 288,469	$ 510,542

(a) *Represents future minimum lease payments under non-cancelable operating leases as of February 2, 2008. The minimum lease payments above do not include common area maintenance (CAM) charges or real estate taxes, which are also required contractual obligations under our store and office operating leases. In many of our leases, CAM charges are not fixed and can fluctuate from year to year. Total CAM charges and real estate taxes for Fiscal 2007, Fiscal 2006 and Fiscal 2005 were $76.2 million, $70.9 million and $63.3 million, respectively.*

(b) *Purchase obligations do not include agreements that are cancelable without penalty.*

(c) *Represents open purchase orders with vendors for merchandise not yet received or recorded on our Consolidated Balance Sheet.*

(d) *Represents commitments for Fiscal 2007 store construction not recorded on our Consolidated Balance Sheet.*

(e) *Represents maintenance and license agreements for services to be provided and/or software not yet received or recorded on our Consolidated Balance Sheet.*

(f) *Represents contractual commitments or open purchase orders for goods or services not received or recorded on our Consolidated Balance Sheet.*

As discussed in Note 10 to the Consolidated Financial Statements, we have a long-term liability for our Pension Plan. Minimum pension funding requirements are not included above as such amounts are not determinable. We are not required to make a contribution to the Pension Plan next year. In addition, the table excludes $8.2 million of tax reserves, accrued interest and penalties under FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*," as we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 9, "Income Taxes," in the Notes to Consolidated Financial Statements for further discussion.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*, ("SFAS No. 160"). SFAS No. 160 was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect SFAS No. 160 to have an impact on our consolidated financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations*, ("SFAS No. 141(R)"). SFAS No. 141 (R) establishes principles and requirements for how the acquirer in a business combination should recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase and determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) shall be applied prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period in which it is initially applied. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect SFAS No. 141(R) to have an impact on our consolidated financial statements upon adoption.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not expect SFAS No. 159 to have an impact on our consolidated financial statements upon adoption.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position 157-2 that partially defers the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. Notwithstanding the potential effective date deferral discussed above, SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect SFAS No. 157 to have a material impact on our consolidated financial statements upon adoption.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Our significant accounting policies are more fully described in Note 1, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Based on the above, we have determined that our most critical accounting policies are those related to merchandise inventory valuation, asset impairment, income taxes and stock-based compensation. These policies are also discussed in the Notes to Consolidated Financial Statements, and in relevant sections of this discussion and analysis.

Merchandise Inventory Valuation - Merchandise inventories are valued at the lower of average cost or market, at the individual item level. Market is determined based on the estimated net realizable value, which is generally the merchandise selling price. Merchandise inventory levels are monitored to identify slow-moving items and broken assortments (items no longer in stock in a sufficient range of sizes) and markdowns are used to clear such merchandise. Merchandise inventory value is reduced if the selling price is marked below cost. Physical inventory counts are performed annually in January, and estimates are made for any shortage between the date of the physical inventory count and the balance sheet date.

Asset Impairment - We adopted SFAS No. 142, *Goodwill and Other Intangible Assets* on February 3, 2002. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment. We perform an annual impairment test which considers the Company's fair value to determine whether an impairment charge related to the carrying value of our recorded goodwill is necessary. The most recent impairment test did not result in an impairment charge. In the case of long-lived tangible assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, if the undiscounted future cash flows related to the long-lived assets are less than the assets' carrying value, a similar impairment charge would be considered. Management's estimate of future cash flows is based on historical experience, knowledge, and market data. These estimates can be affected by factors such as those outlined in "Risk Factors".

Income Taxes - Income Taxes are accounted for under SFAS No. 109 *Accounting for Income Taxes*, which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Inherent in the measurement of these deferred balances are certain judgments and interpretations of existing tax law and other published guidance as applied to our operations. No valuation allowance has been provided for deferred tax assets, since management anticipates that the full amount of these assets should be realized in the future. Our effective tax rate considers management's judgment of expected tax liabilities in the various taxing jurisdictions within which we are subject to tax. We are currently involved in federal, state and local tax audits. Further, at any given time, many tax years are subject to audit by various taxing authorities. The recorded amounts of income tax are subject to adjustment upon audit, changes in interpretation and changes in judgment utilized in determining estimates. While no adjustments to recorded amounts are anticipated, a 1% variance in our effective tax rate would affect net income after taxes by approximately $1.6 million in Fiscal 2007.

Stock-based compensation - Effective January 29, 2006, we adopted SFAS No. 123(R) using the modified prospective method. The calculation of stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and pre-vesting forfeitures. We estimate the expected life of shares granted in connection with stock-based awards using historical exercise patterns, which we believe are representative of future behavior. We estimate the volatility of our common stock at the date of grant based on an average of our historical volatility and the implied volatility of publicly traded options on our common stock. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we were to use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate forfeitures based on our historical experience of stock-based awards granted, exercised and cancelled, as well as considering future expected behavior. If the actual forfeiture rate is materially different from our estimate, stock-based compensation expense could be different from what we have recorded in the current period. See Note 8, "Other Equity and Stock Incentive Plans", in the Notes to Consolidated Financial Statements for additional information.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Ann Taylor Inc.'s Second Amended and Restated $175 million senior secured revolving credit facility allows for investments in financial instruments with original maturity dates of up to 360 days. Generally, less than 20% of these financial instruments have a fixed rate of return and are therefore subject to interest rate risk. Any fixed rate investments (such as auction rate securities) will decline in value if interest rates increase. Due to the short duration of these financial instruments and the percentage of the Company's investment portfolio they comprise, a change of 100 basis points in interest rates would not have a material effect on the Company's financial condition.

At February 2, 2008, the Company had $15.1 million invested in auction rate securities. In accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, these auction rate securities are classified as available-for-sale and are carried at cost or par value, which approximates fair market value. These securities have stated maturities beyond three months but are priced and traded as short-term instruments due to the liquidity provided through the interest rate reset mechanism of 28 or 35 days.

As a result of recent uncertainties in the global credit market, the Company has reduced its investment in auction rate securities to $6 million as of March 14, 2008. While the Company was successful liquidating $9.1 million in auction rate securities since February 2, 2008, in February and March 2008, auctions failed for its remaining $6 million investment. The Company does not currently believe that the carrying value of its remaining investment in auction rate securities, which are rated AAA by Standard & Poor's and backed by student loans, to be impaired, however if the credit rating of the security issuers deteriorates, the Company may be required to record an impairment charge on these investments. The Company does not believe the amount of any such charge would be material.

The Company believes it is likely that auctions related to these securities will continue to be unsuccessful in the near term. Unsuccessful auctions limit the short-term liquidity of these investments, therefore the Company has reclassified its remaining $6 million investment in auction rate securities as of March 14, 2008 to long-term, included in Other Assets on its Consolidated Balance Sheet as of February 2, 2008. While recent failures in the auction process have affected the Company's ability to access these funds in the near term, it does not believe that the underlying securities or collateral have been affected. The Company expects to continue to earn interest at the prevailing rates on its remaining auction rate securities.

ITEM 8. Financial Statements and Supplementary Data.

The following consolidated financial statements of the Company for the years ended February 2, 2008, February 3, 2007 and January 28, 2006 are included as part of this Report (See Item 15):

Consolidated Statements of Income for the Fiscal Years Ended February 2, 2008 (52 weeks), February 3, 2007 (53 weeks) and January 28, 2006 (52 weeks).

Consolidated Balance Sheets as of February 2, 2008 and February 3, 2007.

Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended February 2, 2008 (52 weeks), February 3, 2007 (53 weeks) and January 28, 2006 (52 weeks).

Consolidated Statements of Cash Flows for the Fiscal Years Ended February 2, 2008 (52 weeks), February 3, 2007 (53 weeks) and January 28, 2006 (52 weeks).

Notes to Consolidated Financial Statements.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company conducted an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act.

Management's Report on Internal Control over Financial Reporting

The management of AnnTaylor Stores Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2008. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of February 2, 2008.

Changes in Internal Control over Financial Reporting

During the Company's fourth fiscal quarter, there were no changes in the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. Other Information.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The information required by this item is incorporated herein by reference to the Sections entitled "Election of Class II Directors", "Executive Officers", "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders.

The Company has Business Conduct Guidelines that apply to all Ann Taylor associates, including its chief executive officer, chief financial officer/principal accounting officer and controller, as well as members of the Company's Board of Directors. The Business Conduct Guidelines are available on the Company's Investor Relations website at http://investor.anntaylor.com or in print free of charge to any shareholder upon request. Any changes or amendments to the Business Conduct Guidelines, and any waiver that applies to the Company's chief executive officer, chief financial officer/principal accounting officer or controller, will also be posted on the website.

ITEM 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the Sections entitled "Executive Compensation", "Director Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the Section entitled "Beneficial Ownership of Common Stock" and "Equity Compensation Plans" in the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the Sections entitled "Related Person Transactions", "Related Person Transactions Policy and Procedures" and "Corporate Governance" in the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders.

ITEM 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference to the Section entitled "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for its 2008 Annual Meeting of Stockholders.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a) List of documents filed as part of this Annual Report:

1. The following consolidated financial statements of the Company are filed as part of this Annual Report:

   Report of Independent Registered Public Accounting Firm; Consolidated Statements of Income for the Fiscal Years Ended February 2, 2008 (52 weeks), February 3, 2007 (53 weeks) and January 28, 2006 (52 weeks); Consolidated Balance Sheets as of February 2, 2008 and February 3, 2007; Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended February 2, 2008 (52 weeks), February 3, 2007 (53 weeks) and January 28, 2006 (52 weeks); Consolidated Statements of Cash Flows for the Fiscal Years Ended February 2, 2008 (52 weeks), February 3, 2007 (53 weeks) and January 28, 2006 (52 weeks); Notes to Consolidated Financial Statements.

2. Schedules other than the above have been omitted because they are not applicable.

3. The exhibits filed as a part of this Annual Report are listed in the Exhibit Index.

(b) The exhibits listed in the Exhibit Index attached hereto are filed as part of this Annual Report and incorporated herein by reference.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANNTAYLOR STORES CORPORATION

By: /s/ Kay Krill
Kay Krill
President and Chief Executive Officer

Date: March 20, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kay Krill Kay Krill	President, Chief Executive Officer and Director (Principal Executive Officer)	March 20, 2008 Date
/s/ Michael J. Nicholson Michael J. Nicholson	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 20, 2008 Date
/s/ Ronald W. Hovsepian Ronald W. Hovsepian	Non-Executive Chairman of the Board and Director	March 20, 2008 Date
/s/ James J. Burke, Jr. James J. Burke, Jr.	Director	March 20, 2008 Date
/s/ Wesley E. Cantrell Wesley E. Cantrell	Director	March 20, 2008 Date
/s/ Dale W. Hilpert Dale W. Hilpert	Director	March 20, 2008 Date
/s/ Linda A. Huett Linda A. Huett	Director	March 20, 2008 Date
/s/ Michael W. Trapp Michael W. Trapp	Director	March 20, 2008 Date
/s/ Daniel W. Yih Daniel W. Yih	Director	March 20, 2008 Date

ANNTAYLOR STORES CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AnnTaylor Stores Corporation
New York, NY

We have audited the accompanying consolidated balance sheets of AnnTaylor Stores Corporation and subsidiaries (the "Company") as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2008. We also have audited the Company's internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AnnTaylor Stores Corporation and subsidiaries as of February 2, 2008 and February 3, 2007, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE

New York, New York
March 20, 2008

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
For Fiscal Years Ended February 2, 2008, February 3, 2007 and January 28, 2006

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
	(in thousands, except per share amounts)		
Net sales	$ 2,396,510	$ 2,342,907	$ 2,073,146
Cost of sales	1,145,246	1,085,897	1,017,122
Gross margin	1,251,264	1,257,010	1,056,024
Selling, general and administrative expenses	1,063,623	1,033,173	924,998
Restructuring and asset impairment charges	32,255	-	-
Operating income	155,386	223,837	131,026
Interest income	7,826	17,174	9,318
Interest expense	2,172	2,230	2,083
Income before income taxes	161,040	238,781	138,261
Income tax provision	63,805	95,799	56,389
Net income	$ 97,235	$ 142,982	$ 81,872
Basic earnings per share	$ 1.55	$ 2.01	$ 1.14
Weighted average shares outstanding	62,753	70,993	71,554
Diluted earnings per share	$ 1.53	$ 1.98	$ 1.13
Weighted average shares outstanding, assuming dilution	63,452	72,107	72,270

See accompanying Notes to Consolidated Financial Statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED BALANCE SHEETS
February 2, 2008 and February 3, 2007

	February 2, 2008	February 3, 2007
Assets	(in thousands)	
Current assets		
Cash and cash equivalents	$ 134,025	$ 360,560
Short-term investments	9,110	-
Accounts receivable	16,944	16,489
Merchandise inventories	250,697	233,606
Deferred income taxes	29,161	25,595
Prepaid expenses and other current assets	67,954	54,355
Total current assets	507,891	690,605
Property and equipment, net	561,270	564,108
Goodwill	286,579	286,579
Deferred financing costs, net	288	652
Deferred income taxes	23,314	18,390
Other assets	14,413	8,169
Total assets	$ 1,393,755	$ 1,568,503
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 125,388	$ 106,519
Accrued salaries and bonus	13,000	28,304
Accrued tenancy	44,945	45,024
Gift certificates and merchandise credits redeemable	54,564	52,989
Accrued expenses	74,979	66,582
Total current liabilities	312,876	299,418
Deferred lease costs	230,052	214,466
Deferred income taxes	1,960	1,591
Other liabilities	9,383	3,117
Commitments and contingencies (see note 6)		
Stockholders' equity		
Common stock, $.0068 par value; 200,000,000 shares authorized; 82,288,607 and 82,155,607 shares issued, respectively	560	559
Additional paid-in capital	781,048	753,030
Retained earnings	766,408	670,307
Accumulated other comprehensive loss	(3,460)	(5,373)
	1,544,556	1,418,523
Treasury stock, 21,408,843 and 12,782,533 shares respectively, at cost	(705,072)	(368,612)
Total stockholders' equity	839,484	1,049,911
Total liabilities and stockholders' equity	$ 1,393,755	$ 1,568,503

See accompanying Notes to Consolidated Financial Statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Fiscal Years Ended February 2, 2008, February 3, 2007 and January 28, 2006
(in thousands)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Restricted Stock	Treasury		
	Shares	Amount	Capital	Earnings	Loss	Awards	Shares	Amount	Total
Balance at January 29, 2005	80,086	$ 545	$669,128	$ 445,410	$ -	$(11,746)	9,453	$(176,593)	$ 926,744
Net income	-	-	-	81,872	-	-	-	-	81,872
Exercise of stock options and related tax benefit	1,758	12	44,729	-	-	-	(1,386)	15,872	60,613
Amortization of stock awards	-	-	32	-	-	10,368	-	-	10,400
Issuance of restricted stock, net of forfeitures.	8	-	6,336	43	-	(10,628)	(384)	4,249	-
Repurchase of common and restricted stock	-	-	-	-	-	-	1,824	(48,153)	(48,153)
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	147	1	3,005	-	-	-	-	-	3,006
Balance at January 28, 2006	81,999	558	723,230	527,325	-	(12,006)	9,507	(204,625)	1,034,482
Net income	-	-	-	142,982	-	-	-	-	142,982
Adjustment for the adoption of FAS 123(R)	-	-	(12,006)	-	-	12,006	-	-	-
Exercise of stock options and related tax benefit	50	-	20,734	-	-	-	(1,214)	14,261	34,995
Amortization of stock awards	-	-	24,659	-	-	-	-	-	24,659
Issuance of restricted stock, net of forfeitures.	-	-	(6,881)	-	-	-	(633)	6,881	-
Repurchase of common and restricted stock	-	-	-	-	-	-	5,123	(185,129)	(185,129)
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	107	1	3,294	-	-	-	-	-	3,295
Cumulative adjustment to adopt FAS 158, net of taxes of $3,928	-	-	-	-	(5,373)	-	-	-	(5,373)
Balance at February 3, 2007	82,156	559	753,030	670,307	(5,373)	-	12,783	(368,612)	1,049,911
Net income	-	-	-	97,235	-	-	-	-	97,235
Other comprehensive income, net of tax:									
Defined benefit pension plan adjustments, net of taxes of $1,787 (See Note 10)	-	-	-	-	1,913	-	-	-	1,913
Total comprehensive income									99,148
Adjustment for the adoption of FIN 48	-	-	-	(1,134)	-	-	-	-	(1,134)
Exercise of stock options and related tax benefit	-	-	8,906	-	-	-	(606)	7,683	16,589
Amortization of stock awards	-	-	19,019	-	-	-	-	-	19,019
Issuance of restricted stock, net of forfeitures.	-	-	(3,432)	-	-	-	(280)	3,432	-
Repurchase of common and restricted stock	-	-	-	-	-	-	9,512	(347,575)	(347,575)
Issuance of common stock pursuant to Associate Discount Stock Purchase Plan	133	1	3,525	-	-	-	-	-	3,526
Balance at February 2, 2008	82,289	$ 560	$781,048	$ 766,408	$ (3,460)	$ -	21,409	$(705,072)	$ 839,484

See accompanying Notes to Consolidated Financial Statements.

ANNTAYLOR STORES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended February 2, 2008, February 3, 2007 and January 28, 2006

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(in thousands)	
Operating activities:			
Net income	$ 97,235	$ 142,982	$ 81,872
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred income taxes	(9,361)	(10,809)	(15,421)
Depreciation and amortization	116,804	105,890	93,786
Loss on disposal and write-down of property and equipment	6,736	7,896	3,497
Non-cash compensation expense	19,019	24,722	11,170
Non-cash interest and other non-cash items	1,039	483	789
Non-cash restructuring and asset impairment charges	29,876	-	-
Tax benefit from exercise of stock options	2,180	8,189	12,566
Changes in assets and liabilities:			
Accounts receivable	(455)	602	(5,024)
Merchandise inventories	(17,091)	(29,103)	24,715
Prepaid expenses and other current assets	(13,599)	(13,543)	24,678
Other non-current assets and liabilities, net	24,264	21,042	50,510
Accounts payable and accrued expenses	550	37,580	28,185
Net cash provided by operating activities	257,197	295,931	311,323
Investing activities:			
Purchases of marketable securities	(70,947)	-	(20,600)
Sales of marketable securities	54,525	-	213,000
Purchases of property and equipment	(139,998)	(165,926)	(187,613)
Net cash (used for) provided by investing activities	(156,420)	(165,926)	4,787
Financing activities:			
Proceeds from the issuance of common stock pursuant to Associate Discount Stock Purchase Plan	3,526	3,295	3,006
Proceeds from exercise of stock options	14,409	26,743	47,279
Excess tax benefits from stock-based compensation	2,328	4,992	-
Repurchases of common and restricted stock	(347,575)	(185,129)	(48,153)
Net cash (used for) provided by financing activities	(327,312)	(150,099)	2,132
Net (decrease) increase in cash	(226,535)	(20,094)	318,242
Cash and cash equivalents, beginning of year	360,560	380,654	62,412
Cash and cash equivalents, end of year	$ 134,025	$ 360,560	$ 380,654
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,723	$ 1,769	$ 1,483
Income taxes	$ 77,355	$ 94,723	$ 47,030
Accrual for purchases of property and equipment	$ 22,213	$ 16,359	$ 17,157

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

AnnTaylor Stores Corporation (the "Company") is a leading national specialty retailer of women's apparel, shoes and accessories sold primarily under the "Ann Taylor", "Ann Taylor Loft" ("LOFT") and "Ann Taylor Factory" brands. Its principal market consists of the United States. The Company sells its products through traditional retail stores and over the Internet at anntaylor.com and anntaylorLOFT.com (together, the "Online Stores") or by phone at 1-800-DIAL-ANN.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including AnnTaylor, Inc. The Company has no material assets other than the common stock of Ann Taylor, Inc. and conducts no business other than the management of Ann Taylor, Inc. All intercompany accounts have been eliminated in consolidation.

Reclassification

Deferred income taxes previously included in prepaid and other current assets, other assets and other liabilities on the consolidated balance sheet in Fiscal 2006 have been reclassified to separate line items to conform to the Fiscal 2007 presentation.

Fiscal Year

The Company follows the standard fiscal year of the retail industry, which is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal 2007 and Fiscal 2005 include 52 weeks, while Fiscal 2006 includes 53 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records revenue as merchandise is sold to clients. The Company's policy with respect to gift certificates and gift cards is to record revenue as they are redeemed for merchandise. Prior to their redemption, these gift certificates and gift cards are recorded as a liability. While the Company will continue to honor all gift certificates and gift cards presented for payment, management reviews unclaimed property laws to determine gift certificate and gift card balances required for escheatment to the appropriate government agency. Amounts related to shipping and handling billed to clients in a sales transaction are classified as revenue and the costs related to shipping product to clients (billed and unbilled) are classified as cost of sales. A reserve for estimated returns is established when sales are recorded. The Company excludes sales taxes collected from customers from net sales in its consolidated statement of income.

Cash and Cash Equivalents

Cash and short-term highly liquid investments with original maturity dates of 3 months or less are considered cash or cash equivalents. The Company invests excess cash primarily in money market accounts and short-term commercial paper.

1. Summary of Significant Accounting Policies (Continued)

Merchandise Inventories

Merchandise inventories are valued at the lower of average cost or market, at the individual item level. Merchandise inventory value is reduced if the selling price is marked below cost. Physical inventory counts are performed annually in January, and estimates are made for any shortage between the date of the physical inventory count and the balance sheet date.

Cost of Sales and Selling, General and Administrative Expenses

The following table illustrates the primary costs classified in each major expense category:

Cost of Sales

- Cost of merchandise sold;
- Freight costs associated with moving merchandise from our suppliers to our distribution center;
- Costs associated with the movement of merchandise through customs;
- Costs associated with the fulfillment of online customer orders;
- Depreciation related to merchandise management systems;
- Sample development costs;
- Merchandise shortage; and
- Client shipping costs.

Selling, General and Administrative Expenses

- Payroll, bonus and benefit costs for retail and corporate associates;
- Design and merchandising costs;
- Occupancy costs for retail and corporate facilities;
- Depreciation related to retail and corporate assets;
- Advertising and marketing costs;
- Occupancy and other costs associated with operating our distribution center;
- Freight expenses associated with moving merchandise from our distribution center to our retail stores; and
- Legal, finance, information systems and other corporate overhead costs.

Store Pre-Opening Costs

Non-capital expenditures, such as rent, advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

Building	40 years
Leasehold improvements	10 years or term of lease, if shorter
Furniture, fixtures and equipment	2-10 years
Software	5 years

1. Summary of Significant Accounting Policies (Continued)

Deferred Rent Obligations

Rent expense under non-cancelable operating leases with scheduled rent increases or free rent periods is accounted for on a straight-line basis over the initial lease term beginning on the date of initial possession, which is generally when the Company enters the space and begins construction build-out. Any reasonably assured renewals are considered. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. Construction allowances and other such lease incentives are recorded as deferred credits, and are amortized on a straight-line basis as a reduction of rent expense beginning in the period they are deemed to be earned, which often is subsequent to the date of initial possession and generally coincides with the store opening date. The current portion of unamortized deferred lease costs and construction allowances is included in "Accrued tenancy", and the long-term portion is included in "Deferred lease costs" on the Company's Consolidated Balance Sheets.

Deferred Financing Costs

Deferred financing costs are amortized using the interest method over the term of the related debt. Accumulated amortization at February 2, 2008 and February 3, 2007 was approximately $5.6 million and $5.3 million respectively. Amortization expense recognized was approximately $365,000 in each of Fiscal 2007, 2006 and 2005.

Goodwill and Other Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142") on February 3, 2002. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill for impairment. The Company performs annual impairment testing which considers the Company's fair value to determine whether an impairment charge related to the carrying value of the Company's recorded goodwill is necessary. As a result of this testing, the Company concluded that there was no such impairment loss in Fiscal 2007, 2006 or 2005. This is reevaluated annually during the fourth quarter, or more frequently if necessary, using similar testing.

In the case of long-lived tangible assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the long-lived asset from the expected future pre-tax cash flows (undiscounted and without interest charges). If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations. See Note 2, "Restructuring", for discussion of the impairment charge recorded in Fiscal 2007. No other material impairment losses were recorded in Fiscal 2007, 2006 or 2005.

Advertising

Costs associated with the production of advertising, such as printing and other costs, as well as costs associated with communicating advertising that has been produced, such as magazine ads, are expensed when the advertising first appears in print. Costs of direct mail catalogs and postcards are fully expensed when the advertising is scheduled to first arrive in clients' homes. Advertising costs were approximately $63.4 million, $65.7 million and $55.6 million in Fiscal 2007, 2006 and 2005, respectively.

1. Summary of Significant Accounting Policies (Continued)

Stock-based Awards

In Fiscal 2006, the Company began recording compensation expense associated with stock options and other forms of equity awards in accordance with SFAS No. 123(R), *Share-Based Payment,* as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to January 29, 2006, the Company had accounted for stock options according to the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value (defined as the excess of the fair market value on date of grant of an option over its exercise price). On January 29, 2006, the Company adopted the modified prospective transition method provided under SFAS No. 123(R), and, accordingly, has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in Fiscal 2007 and Fiscal 2006 include: 1) amortization related to the remaining unvested portion of all stock option awards granted prior to January 29, 2006, net of forfeitures, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) amortization related to all stock option awards granted on or after January 29, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. No valuation allowance has been provided for deferred tax assets, since management anticipates that the full amount of these assets will be realized in the future.

Under the asset and liability method, deferred tax assets and liabilities are recognized, and income or expense is recorded, for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company and its domestic subsidiaries file a consolidated Federal income tax return, while the Company's foreign subsidiaries file in their respective local jurisdictions.

In July 2006, the FASB issued FASB Interpretation Number 48, *Accounting for Uncertainty in Income Taxes,* ("FIN No. 48") which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the derecognition, classification, accounting and disclosure requirements for uncertain tax positions.

Segments

The Company has aggregated its Ann Taylor, LOFT and Ann Taylor Factory brands (collectively "the Company's brands") based on the aggregation criteria outlined in SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the Statement, if the segments have similar economic characteristics, similar product, similar production processes, similar clients, and similar methods of distribution.

The Company's brands have similar economic characteristics and similar operating, financial and competitive risks. They are similar in nature of product, as they all offer women's apparel, shoes and accessories. Merchandise inventory for the Company's brands is sourced from the same countries and some of the same vendors, using similar production processes. Clients of the Company's brands have similar characteristics. Merchandise for the Company's brands is distributed to retail stores in a similar manner through the Company's Louisville Distribution Center, and is subsequently distributed to clients in a similar manner, through its retail stores. The Company also sells Ann Taylor and LOFT merchandise through its Online Stores.

1. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's accumulated other comprehensive loss includes the effect of adopting SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).* (See Note 10, "Retirement Plans", for further discussion).

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. At February 2, 2008 and February 3, 2007, management believes that the carrying amounts of cash and cash equivalents, short-term investments, receivables and payables approximate fair value because of the short maturity of these financial instruments.

Self Insurance

The Company is self-insured for certain losses related to its employee point of service medical and dental plans, its workers' compensation plan and for short-term disability up to certain thresholds. Costs for self-insurance claims filed, as well as claims incurred but not reported, are accrued based on management's estimates, using information received from plan administrators, third party activities, historical analysis, and other relevant data. Costs for self-insurance claims filed and claims incurred but not reported are accrued based on known claims and historical experience. Management believes that it has adequately reserved for its self-insurance liability, which is capped through the use of stop loss contracts with insurance companies. However, any significant variation in claims incurred but not paid from historical trends could cause actual expense to differ from the accrued liability.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. SFAS No. 160 was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect SFAS No. 160 to have an impact on its consolidated financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations*, ("SFAS No. 141(R)"). SFAS No. 141 (R) establishes principles and requirements for how the acquirer in a business combination should recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase and determine what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) shall be applied prospectively to business combinations with acquisition dates on or after the beginning of the first annual reporting period in which it is initially applied. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect SFAS No. 141(R) to have an impact on its consolidated financial statements upon adoption.

1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS No. 159 to have an impact on its consolidated financial statements upon adoption.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position 157-2 that partially defers the effective date of SFAS No. 157 for one year for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. Notwithstanding the potential effective date deferral discussed above, SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS No. 157 to have a material impact on its consolidated financial statements upon adoption.

2. Restructuring

On January 30, 2008, the Company initiated a multi-year restructuring program designed to enhance profitability and improve overall operating effectiveness. The restructuring program, the result of a comprehensive review of the Company's cost structure, includes closing 117 underperforming stores over a three-year period, reducing the Company's corporate staff by approximately 13% and undertaking a broad-based productivity initiative that includes, among other things, the strategic procurement of non-merchandise goods and services.

Based on a review of its store portfolio and assessment of individual store productivity, the Company identified 117 stores, comprised of 39 Ann Taylor stores and 78 LOFT stores, that failed to deliver an acceptable long-term return on investment. The Company has adopted a staged approach to closing these stores over the Fiscal 2008 to Fiscal 2010 period. As such, the Company plans to close 64 stores during Fiscal 2008, with the balance to be closed in Fiscal 2009 and Fiscal 2010.

The Company also streamlined the organization by eliminating 180 corporate positions. This organizational streamlining was designed to increase span of control and improve operating efficiency and effectiveness. In addition, as part of a broad-based productivity initiative, the Company plans to consolidate all non-merchandise purchasing activities under a centralized strategic procurement organization, outsource various activities where cost efficiencies can be achieved and optimize store productivity and effectiveness.

2. Restructuring (Continued)

The Company expects pre-tax expenses associated with the restructuring program to total approximately $40 to $45 million. The total program cost includes approximately $25 million in non-cash expenses, primarily associated with the write-down of assets related to store closures. The balance of approximately $15 to $20 million in expenses are cash charges and relate primarily to severance and various other costs to implement the restructuring program.

In Fiscal 2007, the Company recorded restructuring charges of $32.3 million related to the non-cash write-down of store assets, severance and other related costs in connection with the restructuring. Of this amount $30.1 million was recorded during the fourth fiscal quarter. The restructuring and asset impairment charges are included as a separate line item in the accompanying consolidated statements of income. Costs expected to be incurred in Fiscal 2008 total approximately $7 to $10 million, with the balance of the program costs to be incurred during Fiscal 2009 and Fiscal 2010.

The following table details information related to restructuring charges recorded during the fiscal year ended February 2, 2008:

	Severance and Related Costs	Asset Impairment [1]	Other Restructuring Costs	Total
Balance at February 3, 2007	$ -	$ -	$ -	$ -
Restructuring provision	(4,227)	(25,150)	(2,878)	(32,255)
Net current year charges	(4,227)	(25,150)	(2,878)	(32,255)
Cash payments	-	-	2,800	2,800
Non-cash adjustments	-	25,150	(422)	24,728
Ending Balance February 2, 2008	$ (4,227)	$ -	$ (500)	$ (4,727)

(1) Asset impairment charges represent the write-down of store assets to their estimated fair value.

3. Investments

At February 2, 2008, the Company had $15.1 million invested in auction rate securities. In accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, these auction rate securities are classified as available-for-sale and are carried at cost or par value, which approximates fair market value. These securities have stated maturities beyond three months but are priced and traded as short-term instruments due to the liquidity provided through the interest rate reset mechanism of 28 or 35 days.

As a result of recent uncertainties in the global credit market, the Company has reduced its investment in auction rate securities to $6 million as of March 14, 2008. While the Company was successful liquidating $9.1 million in auction rate securities since February 2, 2008, in February and March 2008, auctions failed for its remaining $6 million investment. The Company does not currently believe that the carrying value of its remaining investment in auction rate securities, which are rated AAA by Standard & Poor's and backed by student loans, to be impaired, however if the credit rating of the security issuers deteriorates, the Company may be required to record an impairment charge on these investments. The Company does not believe the amount of any such charge would be material.

The Company believes it is likely that auctions related to these securities will continue to be unsuccessful in the near term. Unsuccessful auctions limit the short-term liquidity of these investments, therefore the Company has reclassified its remaining $6 million investment in auction rate securities as of March 14, 2008 to long-term, included in Other Assets on its Consolidated Balance Sheet as of February 2, 2008. While recent failures in the auction process have affected the Company's ability to access these funds in the near term, it does not believe that the underlying securities or collateral have been affected. The Company expects to continue to earn interest at the prevailing rates on its remaining auction rate securities.

3. Investments (Continued)

The investments held in trust for the Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") are classified as trading securities and are classified as a long-term asset on the consolidated balance sheet included in other assets. Unrealized holding gains and losses on trading securities are included in interest income on the consolidated statements of income. See Note 10, Retirement Plans, for discussion of the Deferred Compensation Plan.

4. Property and Equipment

Property and equipment consists of the following:

	February 2, 2008	February 3, 2007
	(in thousands)	
Land and building	$ 11,897	$ 10,436
Leasehold improvements	596,876	579,821
Furniture, fixtures, equipment and software	495,842	482,669
Construction in progress	43,388	32,314
	1,148,003	1,105,240
Less accumulated depreciation and amortization	586,733	541,132
Net property and equipment	$ 561,270	$ 564,108

Depreciation and amortization expense was approximately $116.8 million, $105.9 million and $93.8 million in Fiscal 2007, 2006 and 2005, respectively.

5. Long-Term Debt

In November 2003, Ann Taylor, Inc. and certain of its subsidiaries entered into a Second Amended and Restated $175 million senior secured revolving credit facility (the "Credit Facility") with Bank of America N.A. and a syndicate of lenders. The Credit Facility, which, at the Borrowers' (as defined in the Credit Facility) option, provides for an increase in the total facility and the aggregate commitments thereunder up to $250 million, matures on November 14, 2008 (unless terminated earlier) and may be used by Ann Taylor, Inc. and certain of its subsidiaries for working capital, letters of credit and other general corporate purposes.

Maximum availability for loans and letters of credit under the Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets. There were no borrowings outstanding under the Credit Facility at any point during Fiscal 2007 or as of the date of this filing. Commercial and standby letters of credit outstanding under the Credit Facility totaled approximately $111.1 million and $170.5 million as of February 2, 2008 and February 3, 2007, respectively, leaving a remaining available balance for loans and letters of credit of $63.9 million and $4.5 million as of February 2, 2008 and February 3, 2007, respectively.

Amounts outstanding under the Credit Facility bear interest at a rate equal to, at the option of Ann Taylor, Inc., the Bank of America Base Rate, or LIBOR Rate, plus a margin of up to 0.25%, and 1.25% to 2.00%, respectively. In addition, Ann Taylor, Inc. is required to pay the lenders a monthly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.325% to 0.40% per annum. Fees for outstanding commercial and standby letters of credit range from 0.50% to 0.75% and from 1.25% to 2.00%, respectively. The Credit Facility contains financial and other covenants, including limitations on indebtedness and liens.

5. Long-Term Debt (Continued)

The Credit Facility permits the payment of cash dividends by the Company (and dividends by AnnTaylor, Inc. to fund such cash dividends) if, after the payment of such dividends, liquidity (as defined in the Credit Facility) is greater than $35 million. Certain subsidiaries of the Company are also permitted to: pay dividends to the Company to fund certain taxes owed by the Company; fund ordinary operating expenses of the Company not in excess of $500,000 in any fiscal year; repurchase common stock held by employees not in excess of $100,000 in any fiscal year; and for certain other stated purposes (subject to certain exceptions).

The lenders have been granted a pledge of the common stock of Ann Taylor, Inc. and certain of its subsidiaries, and a security interest in substantially all real and personal property (other than leasehold interests) and all other assets of Ann Taylor, Inc. and certain of its subsidiaries, as collateral for Ann Taylor, Inc.'s obligations under the Credit Facility.

6. Commitments and Contingencies

Leases

The Company occupies its retail stores and administrative facilities under operating leases, most of which are non-cancelable. Some of the store leases grant the Company the right to extend the term for one or two additional five-year periods under substantially the same terms and conditions as the original leases. Some store leases also contain early termination options, which can be exercised by the Company under specific conditions. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store's net sales in excess of a specified threshold. In addition, most of the leases require payment of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum lease payments.

The Company also leases certain office equipment for its corporate offices and store locations under non-cancelable operating leases, all of which have 3-year terms.

Future minimum lease payments under non-cancelable operating leases as of February 2, 2008 are as follows:

Fiscal Year	(in thousands)
2008	$ 191,646
2009	178,752
2010	167,444
2011	150,643
2012	133,892
Thereafter	509,792
Total	$ 1,332,169

The minimum lease payments presented above do not include common area maintenance (CAM) charges or real estate taxes, which are also required contractual obligations under our store and office operating leases. In many of our leases, CAM charges are not fixed and can fluctuate from year to year. Total CAM charges and real estate taxes for Fiscal 2007, Fiscal 2006 and Fiscal 2005 were $76.2 million, $70.9 million and $63.3 million, respectively.

6. Commitments and Contingencies (Continued)

Leases (Continued)

Rent expense for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 was as follows:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(in thousands)	
Minimum rent	$ 206,058	$ 193,675	$ 186,522
Percentage rent	3,506	3,116	2,809
Total	$ 209,564	$ 196,791	$ 189,331

Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on the Company's consolidated financial position, consolidated results of operations or liquidity.

7. Net Income per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the issuance of additional shares of common stock by the Company upon exercise of all outstanding stock options and vesting of unvested restricted stock, if the effect is dilutive.

	Fiscal Years Ended								
	February 2, 2008			February 3, 2007			January 28, 2006		
	(in thousands, except per share amounts)								
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic Earnings per Share	$ 97,235	62,753	$ 1.55	$ 142,982	70,993	$ 2.01	$ 81,872	71,554	$ 1.14
Effect of Dilutive Securities									
Stock options and restricted stock	-	699		-	1,114		-	716	
Diluted Earnings per Share	$ 97,235	63,452	$ 1.53	$ 142,982	72,107	$ 1.98	$ 81,872	72,270	$ 1.13

Options to purchase 1,012,406, 194,817 and 1,508,726 shares of common stock were excluded from the above computations of weighted average shares for diluted earnings per share for Fiscal 2007, 2006 and 2005, respectively. This was due to the antidilutive effect of the options' exercise prices as compared to the average market price of the common shares during those periods. In addition, 225,667 shares and 266,667 shares of unvested restricted stock were excluded from the above calculations for the fiscal years ended February 2, 2008 and February 3, 2007, respectively, due to contingencies placed on their vesting which had not yet been satisfied as of those dates.

8. Other Equity and Stock Incentive Plans

Preferred Stock

At February 2, 2008, February 3, 2007 and January 28, 2006, there were 2 million shares of preferred stock, par value $0.01, authorized and unissued.

Repurchase Program

On August 23, 2007, the Company's Board of Directors approved a $300 million securities repurchase program (the "August 2007 Program"), which replaced the $300 million securities repurchase program approved by the Company's Board of Directors in March 2007 (the "March 2007 Program"). Under the August 2007 Program, purchases of shares of the Company's common stock may be made from time to time, subject to market conditions and at prevailing market prices, through open market purchases or in privately negotiated transactions. Repurchased shares of common stock increase treasury shares available for general corporate and other purposes. During the fiscal year ended February 2, 2008, the Company repurchased 9,301,633 shares of its common stock at a cost of approximately $340.1 million. Of this amount, 1,347,286 shares were repurchased under the August 2007 Program at a cost of approximately $40 million and 7,952,879 shares were repurchased under the March 2007 program at a cost of approximately $300 million. In addition, the Company repurchased 1,468 shares under an earlier $125 million August 2006 program at a cost of approximately $0.1 million.

Associate Discount Stock Purchase Plan

In Fiscal 1999, the Company established an Associate Discount Stock Purchase Plan (the "Stock Purchase Plan"). Under the terms of the Stock Purchase Plan, as amended, eligible employees may purchase shares of the Company's common stock quarterly, at a price equal to 85% of the lower of the closing price of the Company's common stock at the beginning or end of each quarterly stock purchase period. Participating employees pay for their stock purchases under the Stock Purchase Plan by authorizing limited payroll deductions of up to a maximum of 15% of their compensation. During Fiscal 2007, 132,815 shares were issued pursuant to the Stock Purchase Plan, at an average discount of $4.65 per share. At February 2, 2008, there were 190,253 shares available for future issuance under the Stock Purchase Plan. As a result of the adoption of SFAS No. 123(R), the Company recorded approximately $1.0 million and $0.9 million in compensation expense related to the Stock Purchase Plan during Fiscal 2007 and Fiscal 2006, respectively.

Stock Incentive Plans

The Company has established four stock incentive plans (the "Plans"), which are summarized below:

Year Established	Defined Name	Plan Name	Shares Reserved: Restricted Stock (a)	Shares Reserved: Total Authorized	Shares Reserved for Issuance at February 2, 2008	Shares Available for Future Grant
1992	1992 Plan	1992 Stock Option and Restricted Stock and Unit Award Plan	713,250	7,200,000	178,313	-
2000	2000 Plan	2000 Stock Option and Restricted Stock Award Plan	562,500	2,250,000	69,652	40,134
2001	2002 Plan	2002 Stock Option and Restricted Stock and Unit Award Plan	787,500	4,500,000	1,288,644	382,009
2003	2003 Plan	2003 Equity Incentive Plan	1,760,000	5,500,000	3,288,534	704,051

(a) *Included in the number of total authorized shares. The Company may issue restricted stock grants up to the levels provided under each plan, however shares not used for this purpose are available for issuance as stock option grants, except for 150,750 shares under the 1992 Plan.*

8. Other Equity and Stock Incentive Plans (Continued)

Stock Incentive Plans (Continued)

Stock option awards outstanding under the Company's Plans have been granted at exercise prices which are equal to the market value of the Company's common stock on the grant date (determined in accordance with the applicable Plan), generally vest over four years and expire no later than ten years after the grant date. Each of the Plans also includes an acceleration clause by which all options not exercisable by their terms will, upon the occurrence of certain events, become exercisable. Shares underlying stock award grants are generally issued out of treasury stock. All the Plans allow for restricted stock awards, and the 2002 Plan and 2003 Plan also include restricted unit awards. A restricted unit represents the right to receive a share of common stock and/or the cash value of a share of common stock on the date the restrictions on the restricted unit lapse. No restricted units have been granted under the Plans. The restrictions on restricted stock or restricted unit grants generally lapse over a four-year period from the date of the grant. Certain executives also receive performance-based restricted stock grants, which generally vest over three years if certain pre-established goals are met. In the event a grantee terminates employment with the Company, any restricted stock or restricted units remaining subject to restrictions are generally forfeited.

Stock Options

In accordance with SFAS No. 123(R), in Fiscal 2006 the Company began recognizing stock option expense on a straight-line basis over the vesting period, net of estimated forfeitures. As of February 2, 2008, there was $16.4 million of unrecognized compensation cost related to unvested options, which is expected to be recognized over a remaining weighted-average vesting period of 2.5 years. The total intrinsic value of options exercised during the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 was approximately $7.7 million, $20.5 million and $34.1 million, respectively.

The following table summarizes stock option activity for the fiscal year ended February 2, 2008:

	Shares	Weighted - Average Exercise Price
Options outstanding at February 3, 2007	3,769,832	$ 26.35
Granted	1,187,150	35.10
Forfeited or expired	(651,416)	31.64
Exercised	(606,617)	23.74
Options outstanding at February 2, 2008	3,698,949	$ 28.65
Vested and exercisable at February 2, 2008	1,627,637	$ 23.83
Options expected to vest at February 2, 2008	1,418,350	$ 32.91

The weighted-average fair value of options granted during the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006, estimated as of the grant date using the Black-Scholes option pricing model, was $12.00, $14.96 and $7.26 per share, respectively. The weighted-average remaining contractual term for options outstanding at both February 2, 2008 and February 3, 2007 was 7.3 years. The weighted-average remaining contractual term for options vested and exercisable at February 2, 2008 was 5.9 years. The weighted-average remaining contractual term for options expected to vest at February 2, 2008 was 8.5 years. At February 2, 2008, the aggregate intrinsic value was $6.0 million for options outstanding, $5.8 million for options vested and exercisable and $0.2 million for options expected to vest.

8. Other Equity and Stock Incentive Plans (Continued)

Stock Options (Continued)

Option valuation models require input of highly subjective assumptions including the expected stock price volatility. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. The fair value of options granted under the Company's stock option Plans was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Expected volatility	33.1 %	38.6 %	30.7 %
Risk-free interest rate	4.4 %	4.8 %	3.0 %
Expected life (years)	4.4	4.7	4.1
Dividend yield	-	-	-

The risk-free rate is based on a zero-coupon U.S. Treasury rate in effect at the time of grant with maturity dates that coincide with the expected life of the options. The expected life of the options is based on a calculation of the Company's historical exercise patterns to estimate future exercise patterns. The expected volatility for grants made subsequent to the adoption of SFAS No. 123(R) is based on a simple average of (i) historical volatility of stock price returns using daily closing prices and (ii) the volatility implied by exchange-traded call options to purchase the Company's common stock. The expected volatility for grants made prior to the adoption of SFAS No. 123(R) was based on historical volatility of stock price returns using daily closing prices. Historical volatility was calculated as of the grant date using stock price data over periods of time equal in duration to the expected life of the options granted. In assessing implied volatility data, the Company analyzed call option market activity during the three month period preceding the grant date. The Company also considered the volume of market activity of the underlying shares and traded options, the similarity of the exercise prices of the traded options to the exercise price of the employee stock options during the period, and considered traded options whose term is close to the expected term of the employee stock option.

Restricted Stock

In accordance with SFAS No. 123(R), the fair value of restricted stock awards is based on the market price of the Company's stock on the date of grant (determined in accordance with the applicable Plan) and is amortized to compensation expense on a straight-line basis over the related vesting period, net of estimated forfeitures. As of February 2, 2008, there was $15.5 million of unrecognized compensation cost related to unvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 2.4 years. SFAS No. 123(R) requires that the deferred stock-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of January 28, 2006, there was approximately $12.0 million of deferred stock-based compensation that was netted against additional paid-in capital on January 29, 2006 in accordance with SFAS No. 123(R). The total fair value of restricted stock awards vested during the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 was $17.5 million, $14.8 million and $7.1 million, respectively.

8. Other Equity and Stock Incentive Plans (Continued)

Restricted Stock (Continued)

The following table summarizes restricted stock activity for the fiscal year ended February 2, 2008:

	Number of Shares	Weighted - Average Grant Date Fair Value
Restricted stock awards at February 3, 2007	1,171,086	$ 32.55
Granted	457,912	35.02
Vested	(495,791)	35.23
Forfeited	(178,488)	32.32
Restricted stock awards at February 2, 2008	954,719	$ 32.39

At February 2, 2008, 119,667 shares of performance-based awards included in the total restricted stock awards outstanding on that date will be forfeited in the first quarter of Fiscal 2008, since the performance targets necessary to vest in these awards were not achieved.

General

SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. In Fiscal 2007 and Fiscal 2006, stock-based compensation expense was recorded net of estimated forfeitures, such that expense was recorded only for those stock-based awards that are expected to vest. Previously, under APB No. 25, to the extent awards were forfeited prior to vesting, any corresponding previously recognized compensation expense was reversed in the period of forfeiture. Upon adoption of SFAS No. 123(R), the Company recorded an adjustment to account for the expected forfeitures of stock-based awards granted prior to January 29, 2006, for which the Company previously recorded compensation expense. This adjustment was not material.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from stock-based compensation arrangements as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock-based compensation arrangements ("excess tax benefits") be classified as financing cash flows. For the fiscal year ended February 2, 2008, excess tax benefits realized from stock-based compensation arrangements were $2.3 million. The Company received $14.4 million, $26.7 million and $47.3 million cash from the exercise of stock options during the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006, respectively.

During the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006, the Company recognized approximately $19.0 million, $24.7 million and $10.4 million, respectively, in total share-based compensation expense. The total tax benefit recognized in the Consolidated Statements of Income for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 was approximately $6.1 million, $9.3 million and $4.6 million, respectively.

8. Other Equity and Stock Incentive Plans (Continued)

General (Continued)

For Fiscal 2005, had the compensation cost of stock option awards been determined under a fair value alternative method as stated in SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123*, the Company would have been required to prepare a fair value model for such options, and record such amount in the consolidated financial statements as compensation expense and the Company's net income and earnings per share for the fiscal year ended January 28, 2006 would have been reduced to the following pro forma amounts:

	Fiscal Year Ended January 28, 2006 (in thousands, except per share data)
Net income:	
As reported	$ 81,872
Add: Stock-based employee compensation expense included in net income, net of related tax effects	6,613
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,162)
Pro forma	$ 78,323
Basic earnings per share:	
As reported	$ 1.14
Pro forma	$ 1.09
Diluted earnings per share:	
As reported	$ 1.13
Pro forma	$ 1.08

Stockholder Rights Plan

In Fiscal 2000, the Company's Board of Directors adopted a Stockholder Rights Plan ("Rights Plan"). Rights under the Rights Plan ("Rights") were distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on May 30, 2000. As a result of the 2004 and 2002 3-for-2 splits of the Company's common stock, each share of common stock now represents four-ninths of a Right. Each Right entitles stockholders to buy one unit of a share of a new series of preferred stock for $125. Under certain circumstances, if a person or group acquires beneficial ownership of 15% or more of the voting power of the Company as represented by the Company's common stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the voting power of the Company as represented by the Company's common stock, holders of the Rights, other than the person or group triggering their exercise, will be able to purchase, in exchange for the $125 exercise price, shares of the Company's common stock or of any company into which the Company is merged having a value of $250. The Rights will expire on May 18, 2010. No Rights were exercised under the Rights Plan in Fiscal 2007.

9. Income Taxes

The provision for income taxes for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 consists of the following:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(in thousands)	
Federal:			
Current	$ 56,109	$ 80,923	$ 58,024
Deferred	(7,286)	(8,565)	(13,632)
Total federal	48,823	72,358	44,392
State and local:			
Current	11,279	20,268	12,661
Deferred	(707)	(2,115)	(1,731)
Total state and local	10,572	18,153	10,930
Foreign:			
Current	5,778	5,417	1,075
Deferred	(1,368)	(129)	(8)
Total foreign	4,410	5,288	1,067
Total	$ 63,805	$ 95,799	$ 56,389

The reconciliation between the provision for income taxes and the provision for income taxes at the federal statutory rate for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 is as follows:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(in thousands, except percentages)	
Income before income taxes	$ 161,040	$ 238,781	$ 138,261
Federal statutory rate	35 %	35 %	35 %
Provision for income taxes at federal statutory rate	56,364	83,573	48,391
State and local income taxes, net of federal income tax benefit	6,872	11,799	7,108
Other	569	427	890
Provision for income taxes	$ 63,805	$ 95,799	$ 56,389

9. Income Taxes (Continued)

The tax effects of significant items comprising the Company's deferred tax assets (liabilities) as of February 2, 2008 and February 3, 2007 are as follows:

	February 2, 2008	February 3, 2007
	(in thousands)	
Current:		
Inventory	$ 8,380	$ 9,339
Accrued expenses and other	13,088	9,617
Real estate	7,693	6,639
Total current	$ 29,161	$ 25,595
Non-current:		
Accrued expenses	$ 1,511	$ 1,211
Depreciation and amortization	(80,753)	(78,078)
Rent expense	92,154	87,671
Other	6,301	2,067
Amounts included in accumulated other comprehensive loss	2,141	3,928
Total non-current	$ 21,354	$ 16,799

The income tax provision reflects the current and deferred tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. U.S. federal income taxes are provided on unremitted foreign earnings, except those that are considered permanently reinvested, which at February 2, 2008 amounted to approximately $6.6 million. However, if these earnings were not considered permanently reinvested, under current law, the incremental tax on such undistributed earnings would be approximately $0.9 million.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions, and generally remains open to income tax examinations by relevant tax authorities for tax years beginning with Fiscal 2003. The Company also files in foreign jurisdictions and generally remains open to income tax examinations for tax years beginning with Fiscal 2001.

On February 4, 2007, the Company adopted the provisions of FIN No. 48 (see Note 1). The cumulative effect of applying FIN No. 48 was recorded as a $1.1 million charge to retained earnings on February 4, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended February 2, 2008
	(in thousands)
Balance at February 4, 2007	$ 5,789
Additions based on tax positions related to the current year	1,002
Additions for tax positions of prior years	817
Reductions for tax positions of prior years	(1,672)
Lapses in statutes of limitation	(490)
Balance at February 2, 2008	$ 5,446

9. Income Taxes (Continued)

To the extent these unrecognized tax benefits are ultimately recognized, they will impact the Company's effective tax rate in a future period. The Company anticipates that the amount of unrecognized tax benefits may change in the next twelve months, however it does not expect the change to have a significant impact on its financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes. During the years ended February 2, 2008, February 3, 2007, and January 28, 2006, the Company recognized an immaterial amount of interest and penalties. The Company had approximately $2.8 and $1.8 million for the payment of interest and penalties accrued at February 2, 2008 and February 3, 2007, respectively.

In October 2004, the American Jobs Creation Act ("Jobs Act") was signed into law. The Jobs Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Jobs Act. Under the Jobs Act, the Company may elect to apply this provision to qualifying earnings repatriations occurring in its 2004 or 2005 taxable years. The Company elected not to apply the provision to any distributions occurring in either of these taxable years.

The Company is subject to periodic audits of its various tax returns by government agencies which could result in possible income tax liabilities. Although the outcome of these matters cannot currently be determined, the Company believes adequate provision has been made for any potential unfavorable financial statement impact.

10. Retirement Plans

Non-Qualified Deferred Compensation Plan

Under the Company's Deferred Compensation Plan, certain executives, including the named executive officers, may defer up to 50% of salary as well as up to 100% of cash performance compensation earned during the calendar year.

Under the Deferred Compensation Plan, beginning on the anniversary of the executive's date of hire, the Company will match the amount of the base and bonus compensation deferred by the executive during the Plan year minus the Internal Revenue Code Section 401(a)(17) qualified plan compensation limit as indexed on an annual basis ("Eligible Compensation"). If an executive elects to defer up to 3% of his or her Eligible Compensation, the Company matches 100% of the deferral. If an executive elects to defer more than 3% of his or her Eligible Compensation, the Company matches amounts deferred over 3% and up to 6% of Eligible Compensation at a rate of 50%. The amounts deferred by the executive and credited under the executive's deferred compensation account are at all times fully vested. The Company's matching deferral credited to an executive's deferred compensation account vests upon the second anniversary of the executive's date of hire, or earlier upon a change in control (as defined under the Deferred Compensation Plan).

The Deferred Compensation Plan became effective January 1, 2008 and replaces an earlier non-qualified deferred compensation plan which did not provide for matching employer contributions and under which executives could defer only up to 25% of base salary and 100% of bonus awards, with interest earned on the amounts deferred.

10. Retirement Plans (Continued)

Savings Plan and Pension Plan

In June 2007, the Company's Board of Directors authorized management to freeze its non-contributory defined benefit pension plan (the "Pension Plan") and enhance its defined contribution 401(k) savings plan (the "401(k) Plan"). These plan changes became effective on October 1, 2007.

Savings Plan

Substantially all employees of the Company and its subsidiaries who work at least 30 hours per week or who work 1,000 hours during a consecutive 12 month period are eligible to participate in the Company's 401(k) Plan. Prior to October 1, 2007, participants could contribute to the 401(k) Plan an aggregate of up to 75% of their annual earnings in any combination of pre-tax and after-tax contributions, subject to certain limitations. The Company made a matching contribution of 50% with respect to the first 3% of each participant's contributions to the 401(k) Plan prior to October 1, 2007. Beginning October 1, 2007, the Company match was increased to 100% with respect to the first 3% and 50% with respect to the second 3% of each participant's contributions to the 401(k) Plan made on or after October 1, 2007. The Company's contributions to the 401(k) Plan for Fiscal 2007, Fiscal 2006 and Fiscal 2005 were approximately $2.6 million, $1.5 million and $1.3 million, respectively.

Pension Plan

Substantially all employees of the Company who began employment prior to October 1, 2007, and completed 1,000 hours of service during a consecutive 12 month period prior to that date are eligible for benefits under the Company's Pension Plan. The Pension Plan calculates benefits based on a career average formula. Only those associates who were eligible under the Pension Plan on or before September 30, 2007 are eligible to receive benefits from the Pension Plan once they have completed the five years of service required to become fully vested. As a result of the Pension Plan freeze, no associate may become a participant in the Pension Plan on or after October 1, 2007, and no additional benefits will be earned under the Pension Plan on or after October 1, 2007.

In connection with the Pension Plan freeze, the Company remeasured its accumulated benefit obligation under the Pension Plan as of October 1, 2007. As a result of the remeasurement, the Pension Plan's funded status increased, and the Company recognized a one-time curtailment gain of $0.9 million.

On February 3, 2007, the Company began recognizing the funded status of its Pension Plan in accordance with SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires company plan sponsors to record the net over- or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, the Company had accounted for its Pension Plan according to the provisions of SFAS No. 87, Employers' Accounting for Pensions, and related interpretations, and therefore the funded status of the Company's Pension Plan was not reflected in its Consolidated Balance Sheets.

10. Retirement Plans (Continued)

Pension Plan (Continued)

The following table provides information for the pension plan at February 2, 2008 and February 3, 2007:

	Fiscal Years Ended	
	February 2, 2008	February 3, 2007
	(in thousands)	
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 41,801	$ 37,607
Prior service and interest cost	-	-
Service cost	4,063	5,878
Interest cost	2,086	1,912
Actuarial gain	(2,121)	(375)
Benefits paid	(3,565)	(3,221)
Plan curtailment	(4,136)	-
Projected benefit obligation at end of year	38,128	41,801
Change in plan assets:		
Fair value of plan assets at beginning of year	42,539	33,163
Actual return on plan assets	842	4,897
Employer contribution	-	7,700
Benefits paid	(3,565)	(3,221)
Fair value of plan assets at end of year	39,816	42,539
Funded status at end of year	1,688	738
Unrecognized net actuarial loss	-	-
Unrecognized prior service cost	-	-
Net amount included in other assets	$ 1,688	$ 738

Amounts recognized in the Company's Consolidated Balance Sheets consist of:

	February 2, 2008	February 3, 2007
	(in thousands)	
Non-current assets	$ 1,688	$ 738
Total	$ 1,688	$ 738

The accumulated benefit obligation for the Company's defined benefit pension plan was approximately $38.1 million and $37.4 million at February 2, 2008 and February 3, 2007, respectively. As a result of the Pension Plan freeze, the accumulated benefit obligation equals the projected benefit obligation.

10. Retirement Plans (Continued)

Pension Plan (Continued)

The following table summarizes the components of Net Periodic Benefit Cost and other amounts recognized in accumulated other comprehensive loss:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
		(in thousands)	
Net periodic benefit cost			
Service cost	$ 4,063	$ 5,878	$ 4,973
Interest cost	2,086	1,912	1,730
Prior service and interest cost	-	-	226
Expected return on plan assets	(2,864)	(2,435)	(2,098)
Amortization of prior service cost	57	86	86
Amortization of net loss	265	1,610	1,557
Gain on curtailment	(857)	-	-
Net periodic benefit cost	$ 2,750	$ 7,051	$ 6,474
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:			
Net gain arising during the year	$ (99)	$ -	$ -
Curtailment gain	(3,279)	-	-
Amortization of net gain	(322)	-	-
Increase in accumulated other comprehensive loss to reflect the adoption of SFAS No. 158	-	9,301	-
Total recognized in other other comprehensive (income) loss	$ (3,700)	$ 9,301	$ -
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$ (950)	$ 16,352	$ 6,474

As a result of the Pension Plan freeze, the Company has no remaining prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost.

10. Retirement Plans (Continued)

Pension Plan (Continued)

Amounts recognized in accumulated other comprehensive loss consist of:

	Fiscal Years Ended	
	February 2, 2008	February 3, 2007
Net actuarial loss	$ 5,601	$ 9,039
Prior service costs	-	262
Total	$ 5,601	$ 9,301

For the fiscal years ended February 2, 2008 and February 3, 2007 the following weighted-average assumptions were used to determine benefit obligations at the end of the fiscal years:

	Fiscal Years Ended	
	February 2, 2008	February 3, 2007
Discount rate	5.80 %	5.80 %
Rate of increase in future compensation	3.00 %	4.00 %

For the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 the following weighted-average assumptions were used to determine net periodic benefit cost for the fiscal years shown:

	Fiscal Years Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Discount rate	5.80 %	5.55 %	5.75 %
Long-term rate of return on assets	7.25 %	7.25 %	7.25 %
Rate of increase in future compensation	4.00 %	4.00 %	4.00 %

To develop the expected long-term rate of return on plan assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. The Company assumes that all employees will take a lump-sum payout based on the historical payout trends.

The Company's pension plan weighted-average asset allocation at the end of the fiscal year, by asset category, is as follows:

	Fiscal Years Ended	
	February 2, 2008	February 3, 2007
Asset Category		
Equity securities	62 %	68 %
Debt securities	36 %	31 %
Other	2 %	1 %
Total	100 %	100 %

10. Retirement Plans (Continued)

Pension Plan (Continued)

The Company's investment policy specifies a minimum investment of 50% but not more than 70% in equity securities, a minimum of 30% but not more than 50% in debt securities, and up to 20% in other short-term investments. Plan assets consist primarily of equity and fixed income funds or cash and equivalents. The equity securities do not include any of the Company's common stock. The plan prohibits transactions investing in commodities, direct real estate, venture capital, private placements and purchasing securities on margin. The plan goal is to comply with all applicable state and federal requirements to meet pension funding requirements. Principal investment objectives are: to meet the financial needs of the plan, to maximize the investment return within plan guidelines and within set risk tolerance levels, and to broadly diversify the plan investments against any negative impact within any one given market. The plan's investment performance guidelines are set and measured against appropriate portfolio benchmarks. The plan goals, objectives, asset allocation policies and funding forecasts are reviewed periodically within any given plan year, or when significant changes have occurred in plan benefits, participant demographics or funded status.

The benefits expected to be paid under the pension plan as of February 2, 2008 are as follows:

Fiscal Year	(in thousands)
2008	$ 5,450
2009	4,442
2010	3,651
2011	3,108
2012	2,162
2013 – 2017	9,029

The Company made no contributions to the Pension Plan in Fiscal 2007. The Company contributed $7.7 million to the Pension Plan in Fiscal 2006. Although not required to make a contribution to the Pension Plan next year, the Company may make a contribution in Fiscal 2008.

11. Selected Quarterly Financial Data – Unaudited

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
Fiscal 2007				
Net sales	$ 580,266	$ 614,494	$ 600,949	$ 600,801
Gross margin	$ 310,996	$ 311,053	$ 336,843	$ 292,372
Net income	$ 31,455	$ 31,692	$ 40,759	$ (6,671)
Basic earnings per share	$ 0.47	$ 0.51	$ 0.67	$ (0.11)
Diluted earnings per share	$ 0.46	$ 0.50	$ 0.66	$ (0.11)

The Fourth Quarter of Fiscal 2007 contained 13 weeks compared to the Fourth Quarter of Fiscal 2006, which contained 14 weeks. During the fourth quarter of Fiscal 2007, the Company recorded a $30.1 million charge related to its restructuring program. See Note 2, "Restructuring", for further discussion.

11. Selected Quarterly Financial Data – Unaudited (Continued)

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share amounts)			
Fiscal 2006				
Net sales	$ 556,173	$ 609,998	$ 566,261	$ 610,475
Gross margin	$ 315,112	$ 330,702	$ 320,665	$ 290,531
Net income	$ 38,989	$ 43,198	$ 39,264	$ 21,531
Basic earnings per share	$ 0.54	$ 0.60	$ 0.55	$ 0.31
Diluted earnings per share	$ 0.53	$ 0.59	$ 0.54	$ 0.31

The sum of the quarterly per share data may not equal the annual amounts due to changes in the weighted average shares and share equivalents outstanding.

ANNTAYLOR STORES CORPORATION
EXHIBIT INDEX

EXHIBIT INDEX

3.1	Restated Certificate of Incorporation of the Company. Incorporated by reference to Exhibit 3.1 to the Form 10-Q of the Company for the Quarter ended April 29, 2006 filed on June 7, 2006.
3.2	By-laws of the Company, as amended through August 23, 2007. Incorporated by reference to Exhibit 3.2 to the Form 8-K of the Company filed on August 24, 2007.
4.1	Amended and Restated Rights Agreement, dated as of May 1, 2001, between the Company and Mellon Investor Services LLC. Incorporated by reference to Exhibit 1 of Form 8-A/A No. 1 of the Company filed on May 24, 2001.
10.1	Agreement of Lease, dated as of August 3, 2004, between the Company and No. 1 Times Square Development LLC. Incorporated by reference to Exhibit 10.5 to the Form 10-Q of the Company filed on September 8, 2004.
10.2	Amended and Restated Tax Sharing Agreement, dated as of November 10, 2003, between the Company and Ann Taylor. Incorporated by reference to Exhibit 10.2 to the Form 10-K of the Company filed on March 25, 2004.
† 10.3	The AnnTaylor Stores Corporation 1992 Stock Option and Restricted Stock and Unit Award Plan, Amended and Restated as of February 23, 1994 (the "1992 Plan"). Incorporated by reference to Exhibit 10.15 to the Form 10-K of the Company filed on May 1, 1997.
† 10.3.1	Amendment to the 1992 Plan, as approved by stockholders on June 18, 1997. Incorporated by reference to Exhibit 10.15.1 to the Form 10-Q of the Company for the Quarter ended August 2, 1997 filed on September 12, 1997.
† 10.3.2	Amendment to the 1992 Plan dated as of January 16, 1998. Incorporated by reference to Exhibit 10 to the Form 8-K of the Company filed on March 12, 1998.
† 10.3.3	Amendment to the 1992 Plan dated as of May 12, 1998. Incorporated by reference to Exhibit 10.16.3 to the Form 10-Q of the Company for the Quarter ended April 2, 1998 filed on June 16, 1998.
† 10.3.4	Amendment to the 1992 Plan dated as of March 10, 2000. Incorporated by reference to Exhibit 10.8.4 to the Form 10-K of the Company filed on April 18, 2000.
† 10.3.5	Amendment to the 1992 Plan effective as of March 9, 2004. Incorporated by reference to Exhibit 10.3.5 to the Form 10-K of the Company filed on March 25, 2004.
† 10.3.6	Restated Amendment to the 1992 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.1 of Form 10-Q of the Company filed on June 4, 2004.

† 10.3.7	Second Restated Amendment to the 1992 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Company filed on September 8, 2004.
† 10.3.8	Amendment to the 1992 Plan, effective as of January 26, 2006. Incorporated by reference to Exhibit 10.4.8 to the Form 10-K of the Company filed on March 23, 2006.
† 10.4	The AnnTaylor Stores Corporation 2000 Stock Option and Restricted Stock Award Plan (the "2000 Plan"). Incorporated by reference to Exhibit 10.4 to the Form 10-K of the Company filed on April 1, 2003.
† 10.4.1	First Amendment to the 2000 Plan, adopted January 29, 2002. Incorporated by reference to Exhibit 10.8.1 to the Form 10-K of the Company filed on April 4, 2002.
† 10.4.2	Second Amendment to the 2000 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.4.2 to the Form 10-K of the Company filed on March 25, 2004.
† 10.4.3	Restated Second Amendment to the 2000 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Company filed on June 4, 2004.
† 10.4.4	Second Restated Second Amendment to the 2000 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Company filed on September 8, 2004.
† 10.4.5	Third Amendment to the 2000 Plan, effective as of January 26, 2006. Incorporated by reference to Exhibit 10.5.5 to the Form 10-K of the Company filed on March 23, 2006.
† 10.5	AnnTaylor Stores Corporation 2002 Stock Option and Restricted Stock and Unit Award Plan (the "2002 Plan"). Incorporated by reference to Exhibit 10.9 to the Form 10-K of the Company filed on April 4, 2002.
† 10.5.1	First Amendment to the 2002 Plan, effective as of March 11, 2003. Incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Company for the Quarter ended May 3, 2003 filed on June 13, 2003.
† 10.5.2	Second Amendment to the 2002 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.5.2 to the Form 10-K of the Company filed on March 25, 2004.
† 10.5.3	Restated Second Amendment to the 2002 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.3 to the Form 10-Q of the Company filed on June 4, 2004.
† 10.5.4	Second Restated Second Amendment to the 2002 Plan, effective as of March 9, 2004. Incorporated by reference to Exhibit 10.3 to the Form 10-Q of the Company filed on September 8, 2004.
† 10.5.5	Third Amendment to the 2002 Plan, effective as of January 26, 2006. Incorporated by reference to Exhibit 10.6.5 to the Form 10-K of the Company filed on March 23, 2006.

ANNTAYLOR STORES CORPORATION
EXHIBIT INDEX

† 10.6	AnnTaylor Stores Corporation 2003 Equity Incentive Plan (the "2003 Plan") as amended through March 9, 2006. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on May 2, 2006.
† 10.7	AnnTaylor Stores Corporation Amended and Restated Management Performance Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 18, 2007.
† 10.8	AnnTaylor Stores Corporation Deferred Compensation Plan, as amended through August 18, 2005. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on August 24, 2005.
† 10.9	AnnTaylor Stores Corporation 2004 Long-Term Cash Incentive Plan. Incorporated by reference to Exhibit B to the Proxy Statement of the Company filed on March 25, 2004.
† 10.10	AnnTaylor Stores Corporation Special Severance Plan, dated as of March 10, 2000. Incorporated by reference to Exhibit 10.18 to the Form 10-K of the Company filed on April 18, 2000.
† 10.10.1	First Amendment to AnnTaylor Stores Corporation Special Severance Plan, effective as of November 16, 2006. Incorporated by reference to Exhibit 10.1 to the Form 10-Q of the Company filed on November 29, 2006.
† 10.1	Employment Agreement, dated as of February 1, 1994, between the Company and Sallie Frame Kasaks. Incorporated by reference to Exhibit 10.8 to the Form 10-Q of the Company for the Quarter ended October 29, 1994 filed on December 12, 1994.
† 10.12	Letter Agreement, dated March 16, 2005, between the Company and J. Patrick Spainhour. Incorporated by reference to Exhibit 10.18 to the Form 10-K of the Company filed on April 1, 2005.
† 10.13	Separation Agreement, dated as of March 9, 2004, between the Company and Barry Erdos. Incorporated by reference to Exhibit 10.17 to the Form 10-K of the Company filed on March 25, 2004.
† 10.14	Employment Agreement, effective as of October 1, 2005, between the Company and Katherine Lawther Krill. Incorporated by reference to Exhibit 10 to the Form 8-K of the Company filed on November 23, 2005.
† 10.15	Agreement, dated as of August 29, 2005, between the Company and Laura Weil. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on September 1, 2005.
† 10.16	Form of 2002 Plan Director Non-Qualified Stock Option Agreement, as amended. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on October 29, 2004.
† 10.17	Form of 2003 Plan Director Non-Statutory Stock Option Agreement, as amended. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on October 29, 2004.

† 10.18	Form of 2003 Plan Restricted Stock Award Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.3 to the Form 8-K of the Company filed on May 16, 2006.
† 10.19	Form of 2003 Plan Non-Statutory Stock Option Agreement, as amended. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on May 16, 2006.
† 10.20	Form of Non-Statutory Stock Option Agreement (not under a Plan). Incorporated by reference to Exhibit 10.11 to the Form 10-Q of the Company filed on June 7, 2006.
† 10.21	Form of 2000 Plan Restricted Stock Agreement, as amended. Incorporated by reference to Exhibit 10.9 to the Form 10-Q of the Company filed on June 7, 2006.
† 10.22	Form of 2002 Plan Restricted Stock Award Agreement, as amended. Incorporated by reference to Exhibit 10.7 to the Form 10-Q of the Company filed on June 7, 2006.
† 10.23	Form of 2003 Plan Restricted Stock Award Agreement, as amended. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on May 16, 2006.
† 10.24	Form of Restricted Stock Award Agreement (not under a Plan). Incorporated by reference to Exhibit 10.10 to the Form 10-Q of the Company filed on June 7, 2006.
† 10.25	Form of 2002 Plan Restricted Stock Award Agreement (performance-vesting). Incorporated by reference to Exhibit 10.29 to the Form 10-K of the Company filed on April 1, 2005.
† 10.26	Form of 2003 Plan Restricted Stock Award Agreement (performance-vesting). Incorporated by reference to Exhibit 10.30 to the Form 10-K of the Company filed on April 1, 2005.
† 10.27	Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on August 24, 2005.
10.28	Second Amended and Restated Credit Agreement, dated as of November 14, 2003, by and among Ann Taylor, Annco, Inc., AnnTaylor Distribution Services, Inc., AnnTaylor Retail, Inc., the financial institutions from time to time parties thereto, and Bank of America, N.A., as Administrative Agent and as Collateral Agent. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on November 14, 2003.
10.29	Second Amended and Restated Pledge and Security Agreement, dated as of November 14, 2003, by the Company, Ann Taylor, Annco, Inc., AnnTaylor Distribution Services, Inc., and AnnTaylor Retail, Inc. in favor of Bank of America, N.A. in its capacity as administrative agent for each of the Lenders party to the Credit Agreement. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on November 14, 2003.

ANNTAYLOR STORES CORPORATION
EXHIBIT INDEX

10.30	Second Amended and Restated Parent Guaranty, dated as of November 14, 2003 made by the Company in favor of Bank of America, N.A. in its capacity as administrative agent for each of the Lenders party to the Credit Agreement. Incorporated by reference to Exhibit 10.3 to the Form 8-K of the Company filed on November 14, 2003.
10.31	Trademark License Agreement, dated August 2, 2005, between AnnTaylor, Inc. and Guangzhou Pan Yu San Yuet Fashion Manufactory Ltd. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on August 8, 2005.
10.32	Stipulation of Settlement and Release of Certain Class Action and Individual Claims. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on August 25, 2006.
† 10.33	Agreement, effective as of April 10, 2007, between the Company and Adrienne Lazarus. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on April 13, 2007.
† 10.34	Summary of Compensation Arrangements for Non-Employee Directors. Incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Company for the Quarter ended May 5, 2007 filed on June 8, 2007.
† 10.35	Summary of Compensation Arrangements for Certain Officers. Incorporated by reference to Exhibit 10.3 to Exhibit 10 to the Form 8-K of the Company filed on March 20, 2007.
† 10.36	Form of 2000 Non-Qualified Stock Option and Restricted Stock Award Plan updated Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.5 to the Form 10-Q of the Company for the Quarter ended May 5, 2007 filed on June 8, 2007.
† 10.37	Form of 2002 Non-Qualified Stock Option and Restricted Stock and Unit Award Plan updated Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.6 to the Form 10-Q of the Company for the Quarter ended May 5, 2007 filed on June 8, 2007.
† 10.38	Separation Agreement, dated as of August 16, 2007, between AnnTaylor, Inc. and James Smith. Incorporated by reference to Exhibit 10.1 to the Form 8-Kof the Company filed on August 16, 2007.
† 10.39	Letter Agreement, dated September 11, 2007, between the Company and Brian Lynch. Incorporated by reference to Exhibit 10.2 to the Form 10-Q of the Company for the Quarter ended August 4, 2007 filed on September 11, 2007.
† 10.40	Letter Agreement, dated as of September 5, 2007, between the Company and Michael J. Nicholson. Incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on September 17, 2007.
† 10.41	Agreement, dated September 5, 2007, between the Company and Michael J. Nicholson. Incorporated by reference to Exhibit 10.2 to the Form 8-K of the Company filed on September 17, 2007.

ANNTAYLOR STORES CORPORATION
EXHIBIT INDEX

*†10.42	AnnTaylor Stores Corporation 2008 Non-Qualified Deferred Compensation Plan.
21	Subsidiaries of the Company. Incorporated by reference to Exhibit 21 to the Form 10-K of the Company filed on April 1, 2003.
* 23	Consent of Independent Registered Public Accounting Firm.
* 31.1	Certification of chief executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
* 31.2	Certification of chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
* 32.1	Certification of chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed electronically herewith.
† Management contract or compensatory plan or arrangement.

ANN TAYLOR

7 TIMES SQUARE
NEW YORK, NEW YORK 10036

To Our Stockholders:

We are pleased to invite you to attend the Annual Meeting of the Stockholders of AnnTaylor Stores Corporation, which will be held Thursday, May 15, 2008 at 8:00 A.M., local time, at our offices at 7 Times Square, 5th Floor, New York, New York 10036.

The following pages include a formal notice of the meeting and the proxy statement. The proxy statement describes various matters on the agenda for the meeting. Please read these materials so that you will know what we plan to do at the meeting. It is important that your shares be represented at the Annual Meeting, regardless of whether you plan to attend the meeting in person. Please vote your shares as soon as possible through any of the voting options available to you as described in this proxy statement.

On behalf of management and the Board of Directors, we want to thank you for your continued confidence in AnnTaylor Stores Corporation.

Sincerely,

Kay Krill
President and Chief Executive Officer

New York, New York
April 3, 2008

108
Washington, DC
APR 04 2008
SEC Mail Processing Section

TABLE OF CONTENTS

ANN TAYLOR

7 Times Square
New York, New York 10036

To Our Stockholders:

We are pleased to invite you to attend the Annual Meeting of the Stockholders of AnnTaylor Stores Corporation, which will be held Thursday, May 15, 2008 at 8:00 A.M., local time, at our offices at 7 Times Square, 5th Floor, New York, New York 10036.

The following pages include a formal notice of the meeting and the proxy statement. The proxy statement describes various matters on the agenda for the meeting. Please read these materials so that you will know what we plan to do at the meeting. It is important that your shares be represented at the Annual Meeting, regardless of whether you plan to attend the meeting in person. Please vote your shares as soon as possible through any of the voting options available to you as described in this proxy statement.

On behalf of management and the Board of Directors, we want to thank you for your continued confidence in AnnTaylor Stores Corporation.

Sincerely,

Kay Krill
President and Chief Executive Officer

New York, New York
April 3, 2008

ANN TAYLOR

7 TIMES SQUARE
NEW YORK, NEW YORK 10036

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 15, 2008

To the Stockholders of AnnTaylor Stores Corporation:

The 2008 Annual Meeting of the Stockholders of AnnTaylor Stores Corporation (the "Company") will be held at 8:00 A.M., local time, on Thursday, May 15, 2008, at the Company's offices at 7 Times Square, 5th Floor, New York, New York 10036, for the following purposes:

1. To elect four Class II directors to the Board of Directors of the Company, each to serve for a term of three years;
2. To approve amendments to the Company's 2003 Equity Incentive Plan, as amended;
3. To approve the Company's amended and restated Associate Discount Stock Purchase Plan;
4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2008 fiscal year; and
5. Such other business as may properly come before the meeting.

Stockholders who hold our common stock at the close of business on March 20, 2008 are entitled to notice of and to vote at the Annual Meeting.

By Order of the Board of Directors,

Barbara K. Eisenberg

Barbara K. Eisenberg
Secretary

New York, New York
April 3, 2008

Your vote is important. Whether or not you attend the meeting in person, please follow the instructions you received to vote your shares as soon as possible to ensure that your shares are represented at the meeting. If you wish to attend the Annual Meeting, please request paper copies of the proxy materials and bring the Admissions Ticket section of the proxy card as well as a form of government issued picture identification.

Help us preserve and protect the environment by eliminating paper proxy mailings to your home or business: with your consent, we will provide all future proxy voting materials and annual reports to you electronically. Instructions for consenting to electronic delivery can be found on your proxy card. Your consent to receive stockholder materials electronically will remain in effect until cancelled.

TABLE OF CONTENTS

ANN TAYLOR

7 TIMES SQUARE
NEW YORK, NEW YORK 10036

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 15, 2008

We are furnishing this proxy statement and the accompanying proxy card to the stockholders of AnnTaylor Stores Corporation, a Delaware corporation (the "Company"), in connection with solicitation of proxies by the Board of Directors of the Company (the "Board") for use at the Annual Meeting of Stockholders of the Company and at any and all adjournments or postponements of such meeting. The Annual Meeting will be held at 8:00 A.M., local time, on Thursday, May 15, 2008, at our offices located at 7 Times Square, 5th Floor, New York, New York 10036.

This proxy statement and the proxies solicited by this proxy statement will be made available to stockholders on or about April 3, 2008.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in the accompanying notice of meeting. In addition, the Company's management will report on the Company's performance during 2007 and respond to questions from stockholders.

What if I received in the mail a Notice of Internet Availability of Proxy Materials?

In accordance with rules recently adopted by the Securities and Exchange Commission, we are providing our stockholders with access to our proxy materials over the Internet. On or about April 3, 2008, we are mailing to you a Notice of Internet Availability of Proxy Materials ("Notice"), which contains instructions on how to access our proxy materials over the Internet and vote online. If you received a Notice of Internet Availability of Proxy Materials, you will not receive a printed copy of our proxy materials by mail unless you request one. You may request printed copies of our proxy materials for the Annual Meeting by following the instructions included in the Notice.

What is a proxy?

A proxy is a document, also referred to as a proxy card, on which you authorize someone else to vote for you at the upcoming Annual Meeting in the way that you want to vote. You may also choose to abstain from voting. The Board is soliciting your vote as indicated in the Notice you received.

Who is entitled to vote?

You can vote if you were a holder of our common stock at the close of business on March 20, 2008 (the "Record Date"). At the close of business on the Record Date, there were 61,040,508 shares of common stock outstanding. Each common share has one vote.

How do I vote?

If you hold your shares in your own name on the Record Date, you have three ways to vote and submit your proxy before the Annual Meeting:

- By Internet—We encourage you to vote and submit your proxy over the Internet at *www.proxyvote.com.*
- By telephone—You may vote and submit your proxy by calling 1-800-690-6903.
- By mail—If you received your proxy materials by mail, you may vote by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote over the Internet or by telephone depends on the voting procedures of the bank or broker. Please follow the directions provided to you by your bank or broker.

All shares that are represented by properly executed proxies and received in time for voting at the Annual Meeting (and that have not been revoked) will be voted as instructed on the proxy. If you do not indicate otherwise, the shares represented by your properly completed and executed proxy will be voted FOR the election of all of the Board nominees for Class II directors and in favor of Proposals 2, 3 and 4 and such other business as may come before the meeting.

If you sign and submit the proxy card, vote through the Internet or by telephone, you may still attend the meeting in person. The meeting is being held at the Company's offices located at 7 Times Square, 5th Floor, New York, New York 10036 at 8:00 A.M., local time, on Thursday, May 15, 2008. **You will need to request a paper copy of the proxy materials (through any of the means indicated in the Notice) and bring the Admissions Ticket section of your proxy card, as well as a government issued picture identification to enter the meeting.**

Who votes for me if I own my shares through the Company's Associate Discount Stock Purchase Plan or the 401(k) Savings Plan?

The plan custodian or trustee, as the case may be, votes in accordance with your instructions. If you own shares through the Associate Discount Stock Purchase Plan and the custodian does not receive your properly completed and executed proxy with your voting instructions by May 12, 2008, the custodian will not vote your shares.

If you own shares through the 401(k) Savings Plan and the trustee does not receive your properly completed and executed proxy with your voting instructions by May 12, 2008, the trustee will vote your shares in the same proportion as it voted shares for which it received instructions.

What can I vote on?

At the Annual Meeting, you will be able to vote on the:

- election of four Class II directors to the Board;
- approval of amendments to the Company's 2003 Equity Incentive Plan, as amended;
- approval of the Company's amended and restated Associate Discount Stock Purchase Plan;
- ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2008 fiscal year; and
- transaction of any other business as may properly come before the meeting, or any adjournments, continuations or postponements of the meeting.

We do not expect any other matters requiring a vote of the stockholders to be presented at the Annual Meeting, but if another matter is properly submitted, the individuals named in the proxy intend to vote on those matters in accordance with their best judgment.

How does the Board recommend I vote?

The Board recommends a vote:

- FOR each of the four nominees for the Board of Directors;
- FOR approval of amendments to the Company's 2003 Equity Incentive Plan, as amended;
- FOR approval of the Company's amended and restated Associate Discount Stock Purchase Plan; and
- FOR ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2008 fiscal year.

How many shares must be present to conduct a meeting?

A quorum is necessary to hold a valid meeting of the stockholders. The presence, either in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the Record Date is necessary to constitute a quorum at the Annual Meeting. All abstentions and broker non-votes will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting.

What is a "broker non-vote"?

A "broker non-vote" occurs when a broker is not permitted under applicable rules and regulations to vote on a matter without instruction from the beneficial owner and no instruction has been given.

How are "broker non-votes" treated?

If you hold your shares in "street name" through a broker, bank or other nominee, shares represented by "broker non-votes" will be counted in determining whether there is a quorum, but not as shares present and voting on a specific proposal, thus having no effect on the outcome of such proposal.

How many votes are required to pass a proposal?

A favorable vote of a plurality of the shares present in person or represented by proxies and entitled to vote is required for the election of the Class II directors. This means that the nominees who receive the greatest number of votes for each open seat will be elected. For each of Proposals 2, 3, and 4, the affirmative vote of the holders of a majority of the shares of the Company's common stock represented in person or by proxy and entitled to vote at the Annual Meeting is required for approval.

What happens if I abstain?

For Proposal 1, abstentions will not be counted and will have no effect on the outcome of the vote. For Proposals 2, 3, and 4, abstentions will be counted as shares present and entitled to vote and will have the same effect as a negative vote.

Can I change my vote after I have voted?

Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. A later vote by any means will cancel an earlier vote. The last vote we receive before the Annual Meeting will be the vote counted. You may change your vote in any of the following ways:

- You may revoke your proxy by sending written notice before the Annual Meeting to the Company's Secretary at AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036;

- You may send the Company's Secretary (to the address indicated above) a later-dated, signed proxy before the Annual Meeting;
- If you voted through the Internet or by telephone, you may vote again over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on May 14, 2008, and if you are voting shares held through the Company's Associate Discount Stock Purchase Plan or 401(k) Savings Plan, by 11:59 p.m., Eastern Time, on May 12, 2008;
- You may attend the Annual Meeting in person and vote. However, attending the Annual Meeting, in and of itself, will not change an earlier vote; or
- If your shares are held in an account at a brokerage firm or bank, you may contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your votes in person at the Annual Meeting.

Who pays for soliciting the proxies?

The Company pays the cost of soliciting the proxies. We have retained Morrow & Co., Inc., a professional soliciting organization, to assist in soliciting the proxies from brokerage firms, custodians and other fiduciaries. The Company expects the fees for Morrow to be approximately $8,500. In addition, the Company's directors, officers and employees may, without additional compensation, also solicit proxies by mail, telephone, Internet, personal contact, facsimile, or through similar methods.

CORPORATE GOVERNANCE

Board Committees

The Board of Directors has established the following committees to assist the Board in discharging its responsibilities: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each committee is composed entirely of independent directors, as defined by the New York Stock Exchange listing standards and applicable law. The committees on which the independent directors serve as of the date of this proxy statement are set forth below:

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
James J. Burke, Jr.	*		*
Wesley E. Cantrell		*	**
Dale W. Hilpert		**	
Ronald W. Hovsepian	*	*	*
Linda A. Huett			*
Kay Krill			
Michael W. Trapp	**		
Daniel W. Yih	*		

* Member

** Chair

Independence

Under our Corporate Governance Guidelines, at least a majority of our Board must meet the independence requirements of the New York Stock Exchange's listed company rules and applicable law. With seven independent, non-employee directors out of eight current Board members, we have satisfied this requirement. As required by the New York Stock Exchange rules, the Board annually evaluates the independence of our directors by determining whether a director or any member of his or her immediate family has any material relationship with the Company, either directly or indirectly.

In accordance with the New York Stock Exchange rules, a director is not independent if:

- The director is or has been within the last three years an employee of the Company.
- An immediate family member of the director is or has been within the last three years an executive officer of the Company.
- The director has received more than $100,000 in direct compensation from the Company during any twelve-month period within the last three years. This excludes director and committee fees or other forms of deferred compensation for prior service.
- An immediate family member of the director of the Company has received more than $100,000 in direct compensation from the Company during any twelve-month period within the last three years.
- The director or an immediate family member of the director is a current partner of the Company's external auditor.
- The director is a current employee of the Company's external auditor.
- An immediate family member of the director is a current employee of the Company's external auditor and works in the auditor's audit, assurance, or tax compliance practice.
- Within the last three years, the director or immediate family member of the director was a partner or employee of the Company's external auditor and personally worked on the Company's audit.

- The director or immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on the other company's compensation committee.
- The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000 or 2% of the other company's consolidated gross revenues.

In making its independence determinations, the Board considers and broadly evaluates all information provided by each director in response to detailed questionnaires concerning his or her independence and any direct or indirect business, family, employment, transaction, or other relationship or affiliation of such director with the Company.

The independent directors during fiscal year 2007 were:

- James J. Burke, Jr.;
- Wesley E. Cantrell;
- Robert C. Grayson (no longer a director of the Company);
- Dale W. Hilpert;
- Ronald W. Hovsepian;
- Linda A. Huett;
- Michael W. Trapp; and
- Daniel W. Yih.

Board Committee Functions

The functions of the standing committees are as follows:

Audit Committee

The purpose of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is to assist the Board of Directors in fulfilling its obligations regarding the accounting, auditing, financial reporting, internal control over financial reporting, financial risk and legal compliance functions of the Company and its subsidiaries. The Audit Committee's principal functions include assisting the Board of Directors in its oversight of the:

- integrity of the Company's financial statements;
- Company's compliance with legal and regulatory requirements;
- adequacy and effectiveness of the Company's major financial, legal compliance, technology and business continuity risk exposures;
- qualifications, independence and performance of the Company's independent registered public accounting firm; and
- performance of the Company's internal audit function.

The Audit Committee also prepares the Audit Committee Report for inclusion in the proxy statement. The members all meet the Audit Committee independence and other requirements of the New York Stock Exchange and applicable law. The Board of Directors has determined that Messrs. Trapp and Yih each qualify as an "audit committee financial expert" within the meaning of the applicable rules of the Securities and Exchange Commission.

See "Audit Committee Report" for further information regarding the Audit Committee and its activities.

Compensation Committee

The purpose of the Compensation Committee is to discharge the responsibilities of the Board of Directors relating to compensation for the Company's Chief Executive Officer, senior management and such other key management employees as the Compensation Committee may determine to ensure that management's interests are aligned with the interests of stockholders of the Company. The Compensation Committee's principal functions include:

- establishing compensation philosophy and practices;
- reviewing compensation of key executives to ensure that it is tied to performance;
- reviewing and approving appropriate performance metrics under the Company's incentive compensation plans, and determining amounts to be paid to key executives based on performance levels achieved;
- making recommendations to the Board of Directors with respect to proposed employee benefits plans, incentive compensation plans and equity-based plans; and
- reviewing and participating with management in the preparation of the Compensation Discussion and Analysis and preparing the Compensation Committee Report for inclusion in the proxy statement in accordance with the rules and regulations of the Securities and Exchange Commission.

During fiscal year 2007, the Compensation Committee retained Frederic W. Cook & Co., Inc., a nationally recognized compensation consultant, to advise it on executive compensation and related issues. See the "Compensation Discussion and Analysis" section of this proxy statement for further information regarding processes and procedures for the determination of executive compensation. The Company's Board determines and reviews director compensation annually. You may refer to the section entitled "Director Compensation" for a description of those processes and procedures.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to provide assistance to the Board of Directors in corporate governance matters and in determining the proper size and composition of the Board. The Nominating and Corporate Governance Committee's principal functions include:

- identifying individuals qualified to become members of the Board of Directors;
- recommending to the Board of Directors nominees for directors for each annual meeting of stockholders and nominees for election to fill any vacancies on the Board of Directors;
- developing and recommending to the Board of Directors corporate governance principles applicable to the Company; and
- leading the annual review of the Board's performance.

The Nominating and Corporate Governance Committee will consider (in consultation with the Chairman of the Board) and recruit candidates to fill positions on the Board, including vacancies resulting from the removal, resignation or retirement of any director, an increase in the size of the Board of Directors or otherwise. In considering potential nominees to the Board, the Nominating and Corporate Governance Committee evaluates each potential candidate against its then-current criteria for selecting new directors. Such criteria embodies, at a minimum, any requirements of applicable law or listing standards, as well as consideration of a candidate's strength of character, judgment, business experience, specific areas of expertise, factors relating to the composition of the Board (including its size and structure) and principles of diversity. In addition, the Nominating and Corporate Governance Committee will consider each potential candidate in light of the core competencies that the Committee believes should be represented on the Board of Directors and will also consider the mix of directors and their individual skills, experiences and diverse perspectives to ensure that the composition of the Board is appropriate to carry out its purposes.

The Company's Nominating and Corporate Governance Committee is also authorized, at the Company's expense, to retain search firms to identify candidates, including for purposes of performing "background reviews" of potential candidates. The Committee provides guidance to search firms it retains about the particular qualifications the Board is then seeking. The Committee retained a leading search firm this past year to assist the Committee in identifying potential directors.

Stockholders may recommend candidates for nomination to the Board of Directors for consideration by the Nominating and Corporate Governance Committee by submitting in writing the names and required supporting information described below to: Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036. Such recommendation must contain certain information about the person whom the stockholder proposes to nominate and the stockholder giving the notice, including:

- the name, age, business address, residential address and occupation of the proposed nominee;
- the class and number of shares of common stock beneficially owned by the proposed nominee;
- the name, address and class and number of shares of common stock beneficially owned by the proposing stockholder;
- a description of the proposed nominee's qualifications;
- other relevant biographical data regarding the proposed nominee; and
- the written consent of the proposed nominee to serve, if elected.

As required by the Company's bylaws, in order for a stockholder to nominate a person for election to the Board at an annual meeting of the Company, the stockholder must be a stockholder of record on the date the notice described above is given and on the record date for the annual meeting, and must have given timely prior written notice to the Corporate Secretary of the Company. All the director candidates, including those recommended by stockholders, are evaluated on the same basis. The Nominating and Corporate Governance Committee will review any candidate recommended by the stockholders of the Company in light of the Committee's criteria for selection of new directors.

Committee Charters

The charters for the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available free of charge on the Company's website at *http://investor.anntaylor.com* or by writing to the Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036.

Executive Sessions of Non-Management Directors

The Company's independent directors meet separately in executive session without the Chief Executive Officer or representatives of management. These meetings occur at each regularly scheduled Board meeting in accordance with the Company's Corporate Governance Guidelines. The Non-Executive Chairman of the Board presides at the executive sessions.

Director Attendance

The Company's Board of Directors held seven meetings in fiscal year 2007. The Audit Committee and the Compensation Committee each held seven meetings, and the Nominating and Corporate Governance Committee held four meetings in fiscal year 2007. Each current director attended at least 85% of the Board meetings and at least 90% of meetings of the Board Committees on which he or she served.

It is the Company's policy that all directors attend the Company's Annual Meeting of Stockholders. All then current directors attended the 2007 Annual Meeting of Stockholders and it is anticipated that all directors will attend the 2008 Annual Meeting of Stockholders.

Corporate Governance Guidelines

The Board adopted the Corporate Governance Guidelines to assist it in the exercise of its responsibilities. The Company's Corporate Governance Guidelines are available free of charge on the Company's website at *http://investor.anntaylor.com* or by writing to the Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036.

Related Person Transactions Policy and Procedures

It is the policy of the Board of Directors to approve or ratify, based upon the recommendation of the Audit Committee, any related person transaction which is required to be disclosed under the rules of the Securities and Exchange Commission. For purposes of this policy, the terms "transaction" and "related person" have the meanings contained in Item 404 of Regulation S-K. In determining whether the transaction should be approved or ratified by the Board, the Audit Committee and the Board considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction;
- the significance of the transaction to the related person;
- the significance of the transaction to the Company;
- whether the transaction would impair the judgment of a Board member or an executive officer to act in the best interest of the Company; and
- any other matters the Audit Committee or Board deems appropriate.

Any Audit Committee or Board member who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the Audit Committee or the Board which considers the transaction.

Related Person Transactions

During fiscal year 2007, the Company was not a participant in any related person transaction(s) requiring disclosure under Item 404 of Regulation S-K.

Business Conduct Guidelines

The Company has Business Conduct Guidelines that apply to all Company associates, including its Chief Executive Officer, Chief Financial Officer and Controller, as well as members of the Board of Directors. The Business Conduct Guidelines are available free of charge on the Company's website at *http://investor.anntaylor.com* or by writing to the Corporate Secretary, AnnTaylor Stores Corporation, 7 Times Square, New York, NY 10036. Any updates or amendments to the Business Conduct Guidelines, and any waiver that applies to a director or the Chief Executive Officer, Chief Financial Officer or Controller, will also be posted on the website.

Stockholders Communications with the Board of Directors

Stockholders and other interested parties may write to the Board of Directors or the non-employee directors as a group at the following address:

Board of Directors
or
Outside Directors
AnnTaylor Stores Corporation
7 Times Square
New York, NY 10036

You can also report issues regarding accounting, internal accounting controls or auditing matters to the Company's Board of Directors by writing to the above address or by calling the AnnTaylor Financial Integrity Reporting Line at (877) 846-8915. A call to this telephone line is anonymous, free and available 24 hours per day. Information about how to contact the Board and the Financial Integrity Reporting Line is also available on the Company's website at *http://investor.anntaylor.com.*

Information on the Company's website is not incorporated by reference into this proxy statement.

PROPOSAL 1

ELECTION OF CLASS II DIRECTORS

The Board of Directors of the Company is presently composed of eight members and the directors are divided into three classes, designated Class I, Class II and Class III, each serving staggered three-year terms.

The Board of Directors has nominated for re-election James J. Burke, Jr., Dale W. Hilpert, Ronald W. Hovsepian and Linda A. Huett (the "Nominees") as Class II directors to serve three-year terms ending at the Annual Meeting to be held in 2011, or until their respective successors are elected and qualified. All of the Nominees have consented to serve as a director if elected at the Annual Meeting. If for any reason any of the Nominees becomes unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies in the proxy will have the authority to vote for substitute nominees. The Company does not anticipate that any of the Nominees will be unable or unwilling to serve.

The Board of Directors has determined that the Nominees are "independent" under the New York Stock Exchange listed company rules and applicable law.

The Board of Directors recommends that stockholders vote "FOR" the Company's Nominees for Class II directors.

Set forth below is a brief biography of each Nominee for election as a Class II director and of all other members of the Board of Directors who will continue in office.

Nominees for Election as Class II Directors Term Expiring 2011

James J. Burke, Jr., age 56. Mr. Burke has been a director of the Company since 1989. He has been a partner and director of Stonington Partners, Inc., a private investment firm, since 1993. Mr. Burke is also a director of Lincoln Educational Services Corporation.

Dale W. Hilpert, age 65. Mr. Hilpert has been a director of the Company since 2004. From 2004 to February 2006, he was Chairman, Chief Executive Officer and President of Footstar, Inc., a footwear retailer that filed under Chapter 11 of the Bankruptcy Code in 2004. Prior to joining Footstar, he was Chief Executive Officer of Williams-Sonoma, Inc., a specialty retailer of home furnishings, from 2001 to 2003. Mr. Hilpert was Chairman and Chief Executive Officer of Foot Locker, Inc., a retailer of athletic footwear and apparel, from 1999 to 2001. He is also a director of Signet Group PLC (doing business as Kay Jewelers in the United States).

Ronald W. Hovsepian, age 47. Mr. Hovsepian has been Non-Executive Chairman of the Company's Board of Directors since 2005 and has been a director of the Company since 1998. Mr. Hovsepian has been a director, President and Chief Executive Officer of Novell, Inc. ("Novell"), a technology company, since 2006. Previously at Novell, he was President and Chief Operating Officer since October 2005, Executive Vice President and President, Global Field Operations since May 2005 and President, North America from 2003 until then. During 2002, Mr. Hovsepian was a Managing Director of Bear Stearns Asset Management, a technology venture capital fund. From 2000 to 2002, Mr. Hovsepian was a Managing Director of Internet Capital Group, a venture capital firm.

Linda A. Huett, age 63. Ms. Huett has been a director of the Company since 2005. From 2000 to 2006, she was President and Chief Executive Officer of Weight Watchers International, Inc. ("Weight Watchers"), a global branded consumer company and provider of weight-loss services. Ms. Huett was also a director of Weight Watchers and is currently a director of RC2 Corporation, a producer of children's and collectible products.

Incumbent Class I Directors
Term Expiring 2010

Michael W. Trapp, age 68. Mr. Trapp has been a director of the Company since 2003. He was a partner at Ernst & Young LLP, public accountants, from 1973 until his retirement in 2000, where he held various executive positions including Managing Partner for the Southeast area. He was also a member of Ernst & Young's Partner Advisory Council. Mr. Trapp is currently a private investor and a director of Global Payments, Inc. where he is chairman of its audit committee.

Daniel W. Yih, age 49. Mr. Yih has been a director of the Company since 2007. Mr. Yih has been Chief Operating Officer of Starwood Capital Group since 2007 and previously was Chief Operating Officer and a Portfolio Principal of GTCR Golder Rauner, LLC from 2000 to 2007. Mr. Yih was also a member of the Board of Directors of Starwood Hotels & Resorts Worldwide, Inc. from 1995 to 2007.

Incumbent Class III Directors
Term Expiring 2009

Wesley E. Cantrell, age 73. Mr. Cantrell has been a director of the Company since 1998. He was Chief Executive Officer of Lanier WorldWide, Inc., a supplier of automated office imaging equipment and systems from 1987 to 2001, and Chairman of its Board of Directors from 1999 to 2001. Since 2007, Mr. Cantrell has been a member of the Board of Directors of Piedmont Office Realty Trust Inc., a real estate investment trust.

Kay Krill, age 51. Ms. Krill has been Chief Executive Officer of the Company since 2005 and President of the Company and a member of the Board of Directors since 2004. She was President of LOFT from 2001 until then and was Executive Vice President, Merchandise and Design of that division from 1998 to 2001.

PROPOSAL 2

APPROVAL OF AMENDMENTS TO THE COMPANY'S 2003 EQUITY INCENTIVE PLAN, AS AMENDED

The Board of Directors of the Company has unanimously approved, subject to stockholder approval, amendments to the AnnTaylor Stores Corporation's 2003 Equity Incentive Plan (the "2003 Plan") which would (1) increase the overall number of shares available for awards under the 2003 Plan by 3,250,000 shares of Common Stock, of which no more than 1,000,000 of the additional 3,250,000 shares may be used for the grant of restricted shares and restricted units, (2) increase the individual limit on grants in any fiscal year of stock options by 200,000 and (3) increase the individual limit on grants in any fiscal year of restricted shares and restricted units which are intended to be performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, (the "Code") by 200,000 shares.

The Board believes that maintaining an adequate number of shares in the 2003 Plan for future awards is a critical tool in helping the Company to achieve its objectives of attracting, motivating and retaining executives and other key employees with experience and ability and strengthening their identity of interest with the interests of the Company's stockholders. The Board of Directors also recognizes that the availability of stock options, restricted stock and restricted units is essential for the Company to compete with other companies offering similar plans in attracting and retaining experienced and qualified employees.

The Board believes that the current number of shares available for grants (and the number of shares available for grants of restricted stock and restricted units) will not be sufficient to meet the Company's anticipated needs going forward. In addition, the Board considers that it would be in the best interests of the Company and its stockholders to continue to broaden the number of the Company's senior executives to whom the Company grants awards of performance-based restricted stock and restricted units. Therefore, with the intent to provide the Company with a sufficient number of shares for its grants of stock options, restricted stock and restricted units, the Board approved amendments to the 2003 Plan, subject to stockholder approval.

Amendments Requiring Stockholder Approval

Increase in Authorized Shares and Shares Available for Awards of Restricted Shares and Restricted Units

The amendment to the 2003 Plan would increase the overall number of authorized shares available for grants. As of March 1, 2008, only 702,551 shares remained available for grants under the 2003 Plan. The amendment would increase the overall number of shares of Common Stock available for issuance under the 2003 Plan by 3,250,000 shares. The amendment to the 2003 Plan would also increase by 1,000,000 the overall number of authorized shares under the 2003 Plan which could be used for grants of restricted shares and restricted units. As of March 1, 2008, only 365,418 shares remained available for these grants.

Increase in Annual Limit for Awards of Stock Options, Performance-Based Restricted Shares and Performance-Based Restricted Units

Under the 2003 Plan as currently in effect, there is an annual limit of 600,000 stock options, and of 200,000 shares of restricted stock or restricted units (which are intended to be performance-based compensation within the meaning of Section 162(m) of the Code) that may be awarded to an individual in any fiscal year. Section 162(m) of the Code generally limits the deductibility of certain compensation in excess of $1,000,000 per year paid by a publicly traded corporation to the following individuals who are employed as of the end of such corporation's tax year: the chief executive officer and the three other most highly compensated executive officers (excluding the chief financial officer) who are named in the summary compensation table of the corporation's proxy statement. Compensation that qualifies as "performance-based" compensation is, however, exempt from the $1,000,000 deductibility limitation. In order for restricted stock or restricted units to so qualify, certain conditions must be met, one of which is that the stockholders of the Company must approve the material terms of the performance goals, including the maximum number of shares that may be paid upon the attainment of performance goals. Consequently, since the amendment to the 2003 Plan would increase the annual limit on grants of stock options, and the annual limit on performance-based restricted shares and restricted units, the amendment is subject to stockholder approval in order to satisfy the requirements of Section 162(m). Although the Company intends to rely on the exemption for performance-based compensation, the Company may make grants that do not qualify for such exemption if it believes it is in the Company's best interest to do so.

Key Corporate Governance Features

The 2003 Plan contains a number of provisions that the Board of Directors believes are consistent with the interests of stockholders and sound corporate governance practices. Some of the key features of the 2003 Plan that reflect the Board's commitment to effective management of incentive compensation are set forth below and are described more fully under the heading "Description of Principal Features of the 2003 Plan."

- **Limited Ability to Grant Restricted Stock and Restricted Unit Awards.** If the proposed amendments are approved, the number of additional shares that may be issued in respect of restricted stock and restricted unit awards is limited to 1,000,000 shares.
- **No Liberal Recycling Provisions.** Although the 2003 Plan provides that only shares covering awards that are forfeited, canceled, exchanged or surrendered (or that otherwise terminate or expire without distribution of shares) will again be available for issuance under the 2003 Plan, the following shares will not be added back to the aggregate plan limit: (1) shares tendered by the option holder in payment of the option price; and (2) shares tendered or withheld in respect of tax withholding obligations.
- **Minimum Vesting Periods.** The 2003 Plan provides that the exercise schedule applicable to time-based options granted to employees of the Company (and the rate at which restricted stock and restricted unit awards will vest) will be no more rapid than one-third per year from the date of grant (subject to earlier vesting upon a change in control of the Company (referred to as an "Acceleration Event") or certain terminations of employment).
- **No Stock Option Repricing.** The 2003 Plan prohibits the repricing of stock options without the approval of stockholders. This provision applies to both direct repricings—lowering the exercise price of a stock option—as well as indirect repricings—canceling an outstanding stock option and granting a replacement stock option with a lower exercise price.
- **No Discount Stock Options.** The 2003 Plan prohibits the granting of stock options with an exercise price of less than the Fair Market Value of the Company's Common Stock at the time of grant (the closing price on the last business day preceding the day the stock option is granted).
- **An Independent Compensation Committee.** The 2003 Plan will be administered by the Compensation Committee, which consists solely of two or more members of the Board, each of whom shall be an "outside director" within the meaning of Section 162(m) of the Code, a "non-employee director" within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an "independent director" as such term is defined in the New York Stock Exchange Listed Company Manual.

Description of Principal Features of the 2003 Plan

The description in this proxy statement of the 2003 Plan is qualified in its entirety by reference to the text of the 2003 Plan attached to this proxy statement as Exhibit A. Capitalized terms not otherwise defined herein will have the meanings assigned to such terms in the 2003 Plan.

Administration

The 2003 Plan is administered by the Compensation Committee of the Company's Board of Directors, which has the authority to, among other things, grant options and make awards of restricted stock and restricted units (i.e., rights to acquire shares or cash in the future, subject to the attainment of vesting conditions). The Compensation Committee also determines the other terms and conditions of awards (subject to the terms of the 2003 Plan), including exercise price and vesting schedule or conditions.

Eligibility

Awards under the 2003 Plan may be granted to key employees of the Company and its subsidiaries (including officers) and to non-employee directors of the Company. Approximately 215 employees and directors are currently eligible to participate in the 2003 Plan.

Stock Available for Awards; Individual Limitations

If the amendments to the 2003 Plan are approved by stockholders, the overall number of shares of Common Stock authorized for issuance under the 2003 Plan will be increased to 8,750,000, of which 2,760,000 would be available for grants of restricted stock and restricted units, and a maximum of 800,000 stock options and 400,000 shares of restricted stock or restricted units intended to be performance-based compensation for purposes of Section 162(m) of the Code may be granted to a participant in any fiscal year. All of these share limitations are subject to equitable adjustment in the event of corporate transactions or certain changes in the capital structure of the Company. If any awards are forfeited, canceled or surrendered, the shares which had been subject to the award will again be available for grants under the 2003 Plan. However, shares that are tendered to satisfy an award's exercise price and shares that are withheld in satisfaction of tax obligations will not become available for grants under the 2003 Plan.

Terms and Conditions of Options

Options granted under the 2003 Plan may be either incentive stock options (options with special tax attributes, discussed below) or options which are not incentive stock options (called nonstatutory stock options). Options are generally subject to vesting conditions (typically requiring continued employment or the achievement of performance goals), which are determined by the Compensation Committee. Options which vest based on continued employment will become exercisable at a rate no more rapid than one-third per year from the date of grant, subject to earlier vesting upon an Acceleration Event or certain terminations of employment. The Compensation Committee also has the authority to accelerate the exercisability of options granted under the 2003 Plan. The maximum exercise period of options is ten years from the date of grant. The exercise price of options must be at least 100 percent of the Fair Market Value of the underlying shares on the date of grant. Unvested options generally terminate when the option holder's employment terminates. Depending on the circumstances of the termination, vested options may remain exercisable for between three months and three years following termination. The Compensation Committee may, subject to applicable law, also extend the period for exercise of options, but not beyond the date on which the option would otherwise expire. If an Acceleration Event occurs, unvested options will become fully vested and exercisable. In connection with an Acceleration Event, the Compensation Committee may also determine to make a payment in cancellation of outstanding options, such payment for each option to be equal to the excess of the Fair Market Value of the shares on the Acceleration Date over the exercise price of the option.

Terms and Conditions of Restricted Stock Awards and Restricted Unit Awards

The 2003 Plan provides for the grant of restricted stock and restricted units. In general, restricted stock is stock which cannot be transferred, and remains subject to a risk of forfeiture, until the applicable vesting conditions (set by the Compensation Committee) are attained. Restricted unit grants are awards which entitle the holder to receive cash or shares in the future, if the vesting conditions are attained. Grants of restricted stock and restricted units which vest based on continued employment will vest at a rate no more rapid than one-third per year from the date of grant, subject to earlier vesting upon an Acceleration Event or certain terminations of employment. Grants of restricted stock and restricted units may also vest based upon the attainment of performance goals set forth in the 2003 Plan, as determined by the Compensation Committee. The Compensation Committee also has the authority to cancel or waive the vesting conditions applicable to restricted stock and restricted units granted under the 2003 Plan. Upon the occurrence of an Acceleration Event, all restrictions outstanding with respect to restricted stock and restricted units will automatically expire. Unvested restricted stock and restricted units typically are forfeited if an award holder's employment terminates prior to the attainment of vesting conditions. Holders of restricted stock awards are entitled to dividends paid on the underlying stock, although such dividends may be subject to the same vesting conditions as the restricted stock to which they are attributable. It is expected that holders of restricted units would be credited with dividend equivalents on such terms as the Compensation Committee may approve.

Amendment and Termination

The term of the 2003 Plan extends until May 1, 2013, but awards granted prior to that date may extend beyond that date in accordance with their terms. The Board of Directors may generally suspend, terminate, modify or amend the 2003 Plan at any time, subject to stockholder approval if required under applicable law or stock exchange requirements. In addition, stockholder approval would be required to increase the total number of shares reserved for the purpose of the 2003 Plan or reduce the exercise price for options by repricing or replacing such grants, whether or not such approval was required under applicable law or pursuant to stock exchange requirements. The Board of Directors may also amend awards, without a participant's consent, if necessary to prevent a violation of Section 409A of the Code, pertaining to deferred compensation.

Certain Federal Income Tax Effects

The following discussion of certain relevant federal income tax effects applicable to options, restricted stock and restricted units granted under the 2003 Plan is a brief summary only, and reference should be made to the Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax provisions.

Nonstatutory Stock Options

In the case of a nonstatutory stock option, an employee generally will not be taxed upon the grant of the option. Rather, at the time of exercise of the nonstatutory stock option, the employee will generally recognize ordinary income for federal income tax purposes in an amount equal to the excess of the then Fair Market Value of the shares purchased over the option exercise price. The Company will generally be entitled to a tax deduction at the time, and in the amount, that the employee recognizes ordinary income.

An employee who pays the option price upon exercise of an option, in whole or in part, by delivering shares of the Company's common stock already owned, will generally not recognize gain or loss on the shares surrendered at the time of such delivery. Rather, such gain or loss recognition will generally occur upon disposition of the shares acquired in substitution for the shares surrendered.

Incentive Stock Options

In general, no taxable income is realized by an employee upon the grant of an incentive stock option. If the employee does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such shares by the employee (an earlier disposition is a "disqualifying disposition"), then, generally upon sale of such shares, any amount realized in excess of the exercise price paid for the shares will be taxed to such participant as capital gain (or loss). The amount by which the Fair Market Value of the shares on the exercise date of an incentive stock option exceeds the purchase price generally will constitute an item which increases the employee's "alternative minimum taxable income."

If shares acquired upon the exercise of an incentive stock option are disposed of in a disqualifying disposition, the employee generally would include in ordinary income in the year of disposition an amount equal to the excess of the Fair Market Value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares.

Restricted Stock and Restricted Units

In the case of restricted stock or restricted units, an employee generally will not be taxed upon the grant of the award. Rather, at the time of vesting of a restricted stock award (or payment in settlement of a restricted unit award), the employee will generally recognize ordinary income for federal income tax purposes in an amount equal to the then Fair Market Value of the shares subject to the portion of the restricted stock award becoming vested (or, in the case of a restricted unit award, the Fair Market Value of the shares and/or the amount of cash delivered to the recipient). Recipients of restricted stock awards may also elect to be taxed at ordinary income rates at the time of grant (notwithstanding that the restricted shares are not vested), in which case future changes in the value of the shares are eligible to be taxed as capital gain or loss when the shares are ultimately sold. The Company will generally be entitled to a tax deduction at the time, and in the amount, that the employee recognizes ordinary income.

Awards Under the Plan

Awards under the 2003 Plan are made in the discretion of the Compensation Committee. Accordingly, in general, future awards under the 2003 Plan are not determinable at this time. Grants of options and restricted stock under the 2003 Plan to the Company's named executive officers during the last fiscal year are summarized in the "Grants of Plan-Based Awards in Fiscal Year 2007" table in the "Executive Compensation" section of this proxy statement. Grants of restricted stock to the Company's non-employee directors during the last fiscal year under the 2003 Plan are described in the "Director Compensation" section of this proxy statement. Under all of the Company's equity plans, options and restricted stock awards for an aggregate of 858,150 and 311,800 shares, respectively, were made during the last fiscal year to the Company's executives and key employees (other than to its named executive officers).

In accordance with the Company's customary practice of making annual equity grants to executives and key employees, in March 2008 the Compensation Committee granted from all the Company's equity plans new awards of options and restricted stock with respect to an aggregate of 709,133 and 336,000 shares, respectively. This includes the new awards made to the Company's named executive officers as follows: Ms. Krill, 143,133 options at an exercise price of $24.19 and 98,000 restricted shares; Mr. Nicholson, 30,000 options at an exercise price of $23.92 and 20,000 restricted shares; Ms. Lazarus, 35,000 options at an exercise price of $23.92 and 20,000 restricted shares; Mr. Lynch, 70,000 options at an exercise price of $23.92 and 40,000 restricted shares; and Mr. Romano, 30,000 options at an exercise price of $23.92 and 10,000 restricted shares. For Ms. Krill, Mr. Nicholson, Ms. Lazarus and Mr. Lynch, 50% of the restricted shares granted in March 2008 are performance-based.

The Board of Directors recommends that stockholders vote "FOR" this proposal.

PROPOSAL 3

APPROVAL OF THE COMPANY'S AMENDED AND RESTATED ASSOCIATE DISCOUNT STOCK PURCHASE PLAN

General

At the Annual Meeting, the Company's stockholders will be asked to consider a proposal to approve an amendment and restatement of the Company's Associate Discount Stock Purchase Plan (the "ADSPP") to extend the term of the ADSPP through March 31, 2018 and to increase the number of shares authorized for issuance under the ADSPP by an additional 650,000 shares.

Plan Overview

In 1999, the Company adopted the ADSPP to provide employees of the Company and participating subsidiaries with an opportunity to purchase shares of Common Stock of the Company through payroll deductions. The ADSPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code").

Proposed Amendments to the ADSPP

The ADSPP currently terminates on May 18, 2009. Because the Company believes the ADSPP has been and continues to be an important factor in recruiting, retaining and motivating employees, the Board amended and restated the ADSPP, subject to stockholder approval, to extend the term of the ADSPP through March 31, 2018. If this proposal is approved by the stockholders of the Company, the ADSPP will provide that the final Offering Period will commence on January 1, 2018 and terminate on March 31, 2018.

As of March 1, 2008, there were 190,254 shares of Common Stock available for issuance under the ADSPP. The Board believes that this number will not be sufficient to meet the Company's anticipated needs. Therefore, with the intent to provide the Company with a sufficient number of shares for the ADSPP, the Board amended and restated the ADSPP, subject to stockholder approval, to, among other things, increase the number of shares of Common Stock available for issuance under the ADSPP by an additional 650,000 shares.

If this proposal is approved by the stockholders of the Company, the maximum aggregate number of shares of Common Stock that could be issued under the ADSPP will be increased by 650,000 shares. The Committee will make certain adjustments, as it deems appropriate, to the number, kind and purchase price of the shares available for purchase under the ADSPP (and in the maximum number of shares subject to any option under the ADSPP) in the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, offering of rights or other similar change in the capital structure of the Company.

If this proposal is not approved by stockholders, the ADSPP, as in effect prior to its amendment and restatement, will remain in effect.

Description of the ADSPP

The following description of the ADSPP is not intended to be complete and is qualified in its entirety by the specific language of the ADSPP, a copy of which is attached as Exhibit B to this proxy statement. Capitalized terms that are otherwise not defined herein shall have the meanings set forth in the ADSPP.

Eligibility

All employees of the Company and of any Subsidiary that the Board designates as a participating Subsidiary under the ADSPP (other than employees who are employed by the Company for less than 5 months in the any calendar year and employees who are citizens of a foreign country the laws of which prohibit the granting of options to its citizens), are eligible to participate in the ADSPP as of the first enrollment date following their employment. Currently, approximately 17,600 employees are eligible to participate in the ADSPP.

Offering Periods

There are four three-month Offering Periods under the ADSPP each year, commencing each January 1, April 1, July 1 and October 1. Under the ADSPP, as amended and restated, the last Offering Period will commence January 1, 2018. Participants in the ADSPP may elect to make contributions of up to a maximum of 15% of their compensation. As soon as practicable following the end of each Offering Period, the Company applies the funds then in each Participant's Account to the purchase of shares of Common Stock. The price paid for each share purchased is intended to be 85% of the lower of the closing price for the Common Stock on the New York Stock Exchange on the Trading Day immediately preceding (i) the first day of the Offering Period for which the purchase is made and (ii) the last day of the Offering Period for which the purchase is made. There is no limit on the number of shares that may be purchased under the ADSPP. However, a Participant may not purchase more than $25,000 of Common Stock (based on its Fair Market Value determined as of the first business day in an Offering Period) in any calendar year. In addition, a Participant may not acquire shares under the ADSPP if, after such purchase, such Participant would own shares, or options to purchase shares, representing 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its Subsidiaries.

ADSPP Administration

A Committee appointed by the Board administers the ADSPP. The Committee has the authority to delegate any or all of its authority under the ADSPP to Company management. The Board of Directors may amend or terminate the ADSPP at any time. The Board will also provide for an adjustment in the purchase price and the number and kind of securities available under the ADSPP in the event of reorganization, recapitalization, stock split or other similar events. Amendments that would increase the number of shares of Common Stock reserved for purchase, materially increase benefits to Participants, or materially modify the requirements for participation under the ADSPP, also require stockholder approval. Shares available under the ADSPP may be either outstanding treasury shares held by the Company or newly issued shares.

Federal Income Tax

The following is a brief summary of certain of the U.S. federal income tax consequences of certain transactions under the ADSPP, based on federal income tax laws currently in effect. This summary is not intended to provide, or to supplement, tax advice to eligible employees.

Tax Consequences Associated with Payroll Deductions

The compensation paid to a Participant from whom payroll deductions are taken for purposes of purchasing Common Stock under the ADSPP is taxable to the Participant as ordinary income in the year paid and deductible in such year by the Company.

Tax Consequences to Participants with Respect to the Purchase and Disposition of Shares

In general, Participants who are citizens of the United States will not have taxable income or loss under the ADSPP until they sell or otherwise dispose of shares acquired under the ADSPP (or die while holding such shares in their accounts). If the shares are held, as of the date of sale or disposition, for longer than both (i) two years after the beginning of the enrollment period for which they were purchased, and (ii) one year following purchase, the sale is considered a "qualifying disposition". For qualifying dispositions, the Participant will be treated as having taxable ordinary income equal to the lesser of (i) the excess of the Fair Market Value of the shares at the time of disposition over the amount paid for the shares under the Plan or (ii) 15% of the Fair Market Value of the shares on the first day of the enrollment period. Any amount realized in excess of such ordinary income will be taxed as long-term capital gain. If the shares are sold at less than the purchase price, the Participant will have a capital loss equal to the difference between the sale price and the purchase price.

If a disposition does not meet the foregoing criteria, it is a disqualifying disposition, and the Participant will have taxable ordinary income equal to the excess of the Fair Market Value of the shares on the purchase date over the purchase price. In addition, the Participant will have taxable capital gain (or loss) equal to the difference between the sale price and the purchase price plus the amount of ordinary income recognized.

Tax Consequences to the Company with Respect to the Purchase and Disposition of Shares

The Company is not entitled to any federal tax deduction when shares of Common Stock are purchased pursuant to the ADSPP. The Company will be entitled to a deduction only if the Participant makes a disqualifying disposition of shares purchased under the ADSPP. In such case, the Company can generally deduct as compensation expense an amount equal to the amount of ordinary income taxable to the Participant as a result of the disqualifying disposition. The Company is not entitled to an income tax deduction with respect to qualifying dispositions.

The Board of Directors recommends that stockholders vote "FOR" this proposal.

PROPOSAL 4

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed the firm of Deloitte & Touche LLP ("Deloitte"), Certified Public Accountants, an independent registered public accounting firm to make an examination of the accounts of the Company for fiscal year 2008.

Independent Auditor Fees and Services

The following table presents fees billed for professional services rendered by Deloitte for fiscal years 2007 and 2006.

	2007	2006
Audit Fees	$1,356,512	$1,259,674
Audit-Related Fees (1)	65,000	60,700
Tax Fees (2)	57,018	198,792
All Other Fees	0	0
Deloitte Total Fees	$1,478,530	$1,519,166

(1) Audit-Related Fees include fees billed in 2007 and 2006 for audits and other services related to the Company's employee benefit plans.

(2) Tax Fees represent fees billed for professional services rendered by Deloitte to the Company for tax compliance (including federal, state, local and international) and related matters such as tax examination assistance.

Auditor Independence

The Audit Committee has considered whether the provision of the above-noted services is compatible with maintaining the independence of the independent registered public accounting firm and has determined, based on advice from Deloitte, that the provision of such services has not adversely affected Deloitte's independence.

Policy on Audit Committee Pre-Approval of Audit and Permitted Non-Audit Services

The Audit Committee has established policies and procedures regarding pre-approval of audit, audit-related, tax, and permitted non-audit services that the independent registered public accounting firm may perform for the Company. Under the policy, predictable and recurring services are generally approved by the Audit Committee on an annual basis. The Audit Committee must pre-approve on an individual basis any requests for audit, audit-related, tax, and permitted non-audit services not covered by the services that are pre-approved annually, subject to certain *de minimis* exceptions permitted under the Exchange Act for services other than audit, review or attest services.

The Audit Committee may delegate pre-approval authority to any of its members if the aggregate estimated fees for all current and future periods for which the services are to be rendered will not exceed a designated amount, and any such pre-approval must be reported at the next scheduled meeting of the Audit Committee. The Audit Committee may prohibit services that in its view may compromise, or appear to compromise, the independence and objectivity of the independent registered public accounting firm. The Audit Committee also periodically reviews a schedule of fees paid and payable to the independent registered public accounting firm by type of service being or expected to be provided. In fiscal year 2007, fees for audit, audit-related, tax and permitted non-audit services performed by Deloitte were pre-approved by the Audit Committee.

While not required by law, the Board of Directors is asking the stockholders to ratify the selection of Deloitte as a matter of good corporate practice. If the appointment of Deloitte is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Representatives of Deloitte are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

The Audit Committee of the Board of Directors recommends that stockholders vote "FOR" this proposal.

AUDIT COMMITTEE REPORT

Introduction

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its obligations regarding the accounting, auditing, financial reporting, internal control over financial reporting, financial risk management and legal compliance functions of the Company and its subsidiaries. The Audit Committee is governed by a written charter, a copy of which is available on the Company's website at *http://investor.anntaylor.com*. In carrying out its oversight responsibilities, the Audit Committee is not responsible for planning or conducting audits or for determining that the Company's financial statements are complete and accurate or prepared in accordance with generally accepted accounting principles. The Company's management is responsible for the Company's financial statements, and the Company's independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"), is responsible for auditing such financial statements in accordance with generally accepted auditing standards.

Membership

The Audit Committee consists of four directors, each of whom meets the independence requirements of the New York Stock Exchange and applicable law. In the judgment of the Board, each member of the Audit Committee is financially literate and has accounting or related financial management expertise. In addition, the Board has determined that Messrs. Trapp and Yih each qualify as an "audit committee financial expert."

Audit Committee Activities

The Audit Committee generally meets seven times annually. The Committee Chair reports to the Board of Directors periodically regarding its activities and recommendations. The Audit Committee periodically meets in executive session with each of the representatives of the independent registered public accounting firm, the Vice President of Internal Audit and the General Counsel.

In discharging its oversight responsibilities for fiscal year 2007, the Audit Committee:

- reviewed and discussed the audited financial statements and critical accounting policies applied by the Company, with management and Deloitte, including the Company's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
- discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 61, as amended;
- reviewed the written disclosures and the letter from Deloitte required by the Independence Standards Board Standard No. 1, and discussed with Deloitte any relationships that may affect the firm's objectivity and independence;
- discussed with management, including the Company's Risk Officer and Vice President of Internal Audit, and Deloitte, the Company's major financial, legal compliance, technology and business continuity risk exposures and steps taken by management to monitor and mitigate such exposures;
- reviewed with the Company's General Counsel material legal affairs of the Company and the Company's compliance with applicable law, including its Compliance and Ethics Program;
- engaged, approved the fees paid to, and evaluated the performance of Deloitte;
- evaluated the performance of the internal audit function;
- reviewed with management the Company's disclosure controls and procedures;

- reviewed with management and Deloitte, management's annual report on internal control over financial reporting and Deloitte's opinion on the effectiveness of such internal control over financial reporting; and

- reviewed significant developments in accounting rules with Deloitte and management.

The Audit Committee received written disclosure from Deloitte that it is independent, as required by the Independence Standards Board Standard No. 1. Deloitte informed the Audit Committee that it has disclosed to the Audit Committee in writing all relationships between Deloitte and the Company and its subsidiaries that, in Deloitte's professional judgment, may reasonably be thought to bear on its independence and also has confirmed that, in its professional judgment, it is independent of the Company within the meaning of the securities laws.

The Audit Committee conferred periodically with the Company's Vice President of Internal Audit regarding the scope and results of audits performed by the Company's internal audit department. It also reviewed the findings of the Company's internal audit department and Deloitte on the adequacy and effectiveness of the Company's internal accounting and financial controls and the results of fiscal policies and financial management of the Company. Additionally, the Audit Committee held discussions with management, including the Vice President of Internal Audit, to review the status of the Company's compliance with the rules on internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements of the Company for the fiscal year ended February 2, 2008 and the specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" be included in the Company's Annual Report on Form 10-K for such fiscal year for filing with the Securities and Exchange Commission.

Michael W. Trapp (Chairperson)
James J. Burke, Jr.
Ronald W. Hovsepian
Daniel W. Yih

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" section of this proxy statement. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this proxy statement on Schedule 14A.

Dale W. Hilpert (Chairperson)
Wesley E. Cantrell
Ronald W. Hovsepian

Compensation Committee Interlocks and Insider Participation

As of the Record Date, there were no Compensation Committee interlocks.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Principal Objectives Driving Compensation Practices in Fiscal Year 2007

Our compensation philosophy, reflected in our compensation practices for fiscal year 2007, was developed to drive the achievement of our key business objectives: consistent sales growth accompanied by consistent net income growth. We designed our incentive compensation programs using performance metrics closely tied to the achievement of these goals, as described below. We balanced our need to attract and retain highly talented executives with our desire to reward executives primarily for achieving performance targets. We accomplished this by structuring a competitive compensation program with a fixed component of total compensation and a significant, incentive-based component designed to motivate and reward executives for contributions to the advancement of our key business objectives.

Our goal is to pay our executives annual base salaries at the median (50th percentile) for our comparator group (as described below). We design our compensation programs so that if targeted objectives are achieved, total compensation to the executive should fall between the 50th and 75th percentile of our comparator group. "Total compensation" includes the sum of base salary, short-term cash incentive compensation, long-term cash incentive compensation and equity incentive compensation. Recognizing the importance of implementing pay-for-performance practices, we also structure our compensation programs so that if the Company's performance exceeds target levels, total compensation to the executive may exceed the 75th percentile. If the Company, however, fails to achieve its targeted objectives, total compensation will fall below the 50th percentile of our comparator group to a range generally between the 25th and 50th percentile. We may set target compensation above the 75th percentile on an ad hoc basis when we believe that it is important to attract or retain key executive officers. For fiscal year 2007, since the Company did not meet its targeted objectives for that year, we believe that actual compensation for our current "named executive officers" (as defined in the Summary Compensation Table below) will fall near the lower percentile range of our comparator group, based on the most currently available information. We also use tally sheets, as described below, to assist us in measuring our compensation programs against our design objectives. We are assisted in these matters by a compensation consultant, as described below.

We use both equity and cash in our incentive-based compensation. We designed our short-term incentive compensation to reward executives for the Company's achievement of annual goals and our long-term incentive compensation to reward them based on longer term corporate performance. Our short-term incentive compensation is paid in cash and our long-term incentive compensation is comprised of both cash and equity components. The components of long-term equity incentive compensation for fiscal 2007 included:

- ***Time-vesting stock options***: to retain our key executives and compensate them through the appreciation in the Company's stock price;
- ***Time-vesting restricted stock***: to also encourage retention of our key executives and to provide them with value directly tied to our share price; and
- ***Performance-vesting restricted stock***: to incent our key executives to achieve the Company's performance goals, recognize them for their contribution to the achievement of such goals, and to provide them with value tied to our share price.

The Compensation Committee annually reviews the allocation between the short- and long-term and cash and equity elements of compensation and determines the distribution based on the Company's current business goals and competitive market practices.

We have an employment agreement with Ms. Krill and individual letter agreements with each of Ms. Lazarus and Messrs. Nicholson and Lynch, which are more fully described below. We have a special severance plan, which we describe below, in which our current named executive officers, other than Ms. Krill, are entitled to participate. We offer minimal perquisites to our named executive officers. The Company's broad-based, tax-qualified pension plan was frozen in October 2007, as explained under the section entitled "Executive Compensation—Pension Benefits." While the Company does not offer any supplemental pension plans to its named executive officers, effective January 1, 2008, it implemented a supplemental savings plan that permits its vice presidents and above to defer compensation earned by them in excess of the deferrals permitted under the Company's broad-based, tax-qualified 401(k) plan and to receive matching contributions that they are prohibited from receiving under the 401(k) plan because of certain tax limitations. This plan is further described under the section "Executive Compensation—Nonqualified Deferred Compensation."

Analysis of Compensation Practices

As stated above, our compensation philosophy has been to set compensation of our executives at levels that will drive the achievement of consistent sales growth accompanied by consistent net income growth, our key business objectives. An analysis of our pay practices over the past three fiscal years demonstrates that the annual cash compensation of our executives correlates with the Company's sales and corporate net income performance. In analyzing our pay practices, we considered the compensation of those of our named executive officers for fiscal year 2007 who were also employees of the Company during fiscal years 2005 to 2007.

In fiscal year 2006, the Company's net sales and corporate net income increased over fiscal year 2005 levels and, accordingly, fiscal year 2006 base salary and annual cash bonus for our named executive officers also increased. From fiscal year 2006 to fiscal year 2007, however, net sales increased by a smaller percentage than the previous year's increase, and corporate net income decreased. Because the Company did not achieve its performance objectives, fiscal year 2007 annual cash compensation paid to those executives decreased from fiscal year 2006 levels.

Processes for Determining Compensation for our Named Executive Officers

Compensation Committee—Working with our Compensation Consultant and Management

During fiscal year 2007, the Compensation Committee reviewed its compensation practices and programs to ensure they were designed to drive the attainment of the Company's key business objectives. As part of this process, the Compensation Committee retained Frederic W. Cook & Co., Inc., a nationally recognized compensation consultant, to provide the Committee with information regarding industry compensation practices and developments and comparative data necessary to evaluate executive compensation.

The compensation consultant provides its views and makes recommendations to the Compensation Committee regarding executive compensation, including that of the Chief Executive Officer. Certain of our human resources executives meet regularly with the compensation consultant to ensure that it has the compensation information it needs to advise the Compensation Committee. During fiscal year 2007, the compensation consultant provided only executive compensation advice to the Compensation Committee. The compensation consultant provides executive compensation advice to the Company only with the Committee's prior authorization and specification.

Management regularly meets with the Compensation Committee to assist the Committee in making compensation decisions regarding our named executive officers and also discusses with the Compensation Committee its recommendations for other executives. We believe that since our management has extensive knowledge regarding our business, they are in a position to provide valuable input. For example, our Chief Financial Officer provides input relevant to setting performance goals and certifies to the Compensation Committee the level of achievement of our performance targets under our Management Performance Compensation Plan (the "Performance Compensation Plan"), our Long-Term Cash Plan and under awards of performance-vesting restricted stock granted to our executives. Our Chief Executive Officer makes recommendations to the Committee regarding the compensation of her direct reports.

Benchmarking—Our Comparator Group

In determining the appropriate level of compensation for our executive officers, including our named executive officers, we compare the compensation of our executives to that of similarly-positioned executives in a comparator group of certain companies in the apparel and retail industries. The Company falls at approximately the median in terms of revenue among the companies comprising the peer group.

We benchmark against this group to remain competitive in our compensation practices, thereby permitting us to attract and retain key executives. While the Compensation Committee finds benchmarking to be very useful in its compensation determinations, it considers it just one element among the various it takes into account when making compensation decisions. The Compensation Committee periodically reviews the comparator group on an ongoing basis to determine whether it continues to consist of companies against which it is appropriate to benchmark our compensation practices. Currently, our peer group consists of the following companies:

Peer Group Companies

Abercrombie & Fitch Co.	Chico's FAS, Inc.	J Crew Group, Inc.	Pacific Sunwear of California Inc.
Aeropostale Inc.	The Children's Place Retail Stores, Inc.	Limited Brands Inc.	Polo Ralph Lauren Corporation
American Eagle Outfitters, Inc.	Coach Inc.	Liz Claiborne Inc.	Talbots, Inc.
Charming Shoppes Inc.	Gap, Inc.	New York & Company, Inc.	Urban Outfitters Inc.

Tally Sheets

As part of the Compensation Committee's annual evaluation of compensation to our named executive officers, the Committee reviews tally sheets setting out each component of the executive's compensation, the aggregate amount of his or her total compensation, and projected and historical compensation earned by such person. The specific elements of compensation considered in the tally sheets currently used by the Committee include:

- base salary;
- annual cash incentive awards and any other bonuses, if applicable;
- equity and long-term cash incentive compensation;
- amounts realized upon the vesting of restricted stock and exercise of stock options;
- the value of the Company's unvested restricted stock and unexercisable stock options held by such executive officer;
- perquisites and other personal benefits;
- potential payments upon various termination scenarios, including change in control; and
- any earnings under the Company's deferred compensation and pension plans, if the executive participates.

The Compensation Committee's review of tally sheets provides the Committee with a formal mechanism through which the Committee is able to ensure that the Company's compensation programs and practices are consistent with the Company's compensation philosophy and its overall business objectives. Tally sheets are one, but not the only, factor the Committee takes into account when making executive compensation decisions. Tally sheets permit the Committee to determine annually whether the elements of compensation and individual decisions made by the Committee during the year with respect to an executive, when considered in the aggregate, amount to a coherent compensation package that is consistent with our pay philosophy.

Our Compensation Programs—The Elements of Compensation

Base Salary

The annual base salary of our named executive officers represents the fixed component of compensation and is reviewed annually by the Compensation Committee. In determining the appropriate level of base salary, the Committee considers the named executive officer's performance, his or her position, level of responsibility at the Company and market data. The Committee also takes into account that increases in a named executive officer's base salary also raise the potential annual cash award under the Company's Performance Compensation Plan and amounts earned under the Long-Term Cash Plan (both of which are described below) because compensation under these plans is calculated based on a percentage of the individual's base salary.

Base salary increases during fiscal year 2007 for the Company's named executive officers, other than Ms. Krill, were initially recommended by Ms. Krill based on her assessment of their performance during the year, as well as relevant market data. The Committee's compensation consultant provided a recommendation to the Committee as to Ms. Krill's salary increase. During fiscal year 2007, the Compensation Committee approved base salary increases for our named executive officers ranging from approximately 3% to 12.5% to acknowledge their performance during the year, new responsibilities and/or to make their salaries more competitive based on market data provided to the Committee by the compensation consultant.

Short-Term Cash Incentive Compensation

We provide our executives with short-term incentive compensation in the form of an annual cash bonus under the Performance Compensation Plan. The Compensation Committee established two annual metrics to drive our business objectives under that Plan: a corporate net income target for overall corporate performance and divisional operating profit targets for the performance of divisions of the Company (AnnTaylor, LOFT or AnnTaylor Factory). The divisional operating profit targets were selected to further align pay levels to divisional results for those executives who primarily have divisional responsibility. In March 2007, we revised the payment structure of the Performance Compensation Plan for divisional senior executives so that those executives would earn amounts for "seasonal" rather than "annual" results of the division. This change, which affected two of our named executive officers, Ms. Lazarus, President of AnnTaylor Stores, and Mr. Lynch, President of AnnTaylor Factory, was implemented in order to align the compensation of these executives with the business plans of their respective divisions, which are significantly based on spring/fall forecasts and results. However, in contrast to other divisional associates who are paid seasonally under the Plan, Ms. Lazarus' and Mr. Lynch's payment for seasonal performance would not be made until after the end of the relevant fiscal year.

The table below illustrates the weighting of the performance measure(s) applicable to each named executive officer under the Performance Management Plan for fiscal year 2007.

Performance Measure Weighting under Performance Management Plan Fiscal Year 2007

	Corporate Net Income	Divisional Operating Profit	
		Spring	Fall
Kay Krill	100%	N/A	N/A
Michael Nicholson	100%	N/A	N/A
Adrienne Lazarus	25%	30%	45%
Brian Lynch	25%	30%	45%
Anthony Romano	100%	N/A	N/A

For fiscal year 2007, in order to drive the corporate objective of consistent net income growth, the corporate net income target under the Performance Compensation Plan was set at a level approximately 20% higher than actual corporate net income for the prior fiscal year, which prior fiscal year was a record year for the Company in terms of corporate net income results. In fiscal year 2007, the Company did not meet the minimum corporate net income target for that year and, accordingly, our current named executive officers whose bonuses under the Plan are tied solely to corporate net income performance will not receive a payout for that year.

We have established an incentive compensation matrix that sets out varying levels of payment to be made to an executive based on the percentage of the corporate net income and divisional operating profit targets achieved. For the corporate net income target and the operating profit target for the AnnTaylor, LOFT and Factory divisions of the Company, the matrix ranges from a minimum threshold goal, at which the executive is eligible to receive 30% of his or her individual target payout, and a maximum goal, at which the executive is entitled to receive 200% of his or her individual target payout. The maximum performance against goal that is taken into account for a payout under the Performance Compensation Plan is 25% above target, and no amounts are earned if the Company or division achieves less than 80% of the targeted goal. If during a certain year the Company exceeds its performance target by more than 25%, our executives are capped at 200% of their "individual target payout" (as defined below) and are not entitled to any carryover benefits in a subsequent year for the prior year's performance. This aspect of our Performance Compensation Plan is consistent with our philosophy, which is to tie the compensation of our executives to the Company's achievement of consistent sales and net income growth.

During fiscal year 2007, the "individual target payout" for Ms. Krill was 110% of her base salary. For Ms. Lazarus and Mr. Lynch, it was 70% of their base salary, except during the months prior to Mr. Lynch's promotion to President of the Factory division, during which time his individual target payout was 60% of his base salary. For Mr. Nicholson and Mr. Romano, the individual target payout was 60% of their base salary.

Since for fiscal year 2007 the Company did not meet its minimum corporate net income target established under the Performance Compensation Plan, Ms. Krill, Mr. Romano and Mr. Nicholson did not receive any amounts under the Plan. The AnnTaylor Stores division met its minimum operating profit target for the spring season, and accordingly, Ms. Lazarus was entitled to receive the amount indicated in the table below. The AnnTaylor Factory division met its operating profit target for the spring season and exceeded its target for the fall season, and accordingly, Mr. Lynch was entitled to receive the amounts set forth below.

Payments under Performance Management Plan for Fiscal Year 2007

	Amounts Earned by Executive based on Corporate Net Income Results	Amounts Earned by Executive based on Divisional Operating Profit Results	
		Spring	Fall
Kay Krill	$0	N/A	N/A
Michael Nicholson	$0	N/A	N/A
Adrienne Lazarus	$0	$51,030	$ 0
Brian Lynch	$0	$98,982	$177,975
Anthony Romano	$0	N/A	N/A

Other Bonuses

From time to time, the Compensation Committee may exercise its discretion to approve bonuses outside of the Performance Compensation Plan. In connection with joining the Company, Mr. Nicholson received a sign-on bonus of $50,000 as well as a guaranteed bonus of $100,000 to be paid in March of 2008.

Long-Term Cash Incentive Compensation

We designed our long-term cash incentive plan (the "Long-Term Cash Plan") to focus our executives' efforts on achieving consistent corporate net income growth. Under the Long-Term Cash Plan, each year the Compensation Committee designates a consecutive three-year period as a "performance cycle" and establishes three-year performance targets that the Company must achieve for an executive to be paid under the Plan at the end of the cycle.

The performance metrics for the three-year performance cycles covering fiscal years 2004-2006 and 2005-2007 were a combination of return on invested capital and comparable store sales growth. For the 2004-2006 performance cycle, the target for comparable store sales growth for the three-year period was set at 5.2%. For the 2005-2007 performance cycle, the comparable stores sales growth target was set at 5.0%. Our executives did not receive any payments during fiscal year 2007 under the Long-Term Cash Plan for the 2004-2006 performance cycle since the Company did not meet its targets with respect to this cycle. We also did not achieve our goals for the 2005-2007 cycle, and, accordingly, our current named executive officers did not receive a payout in 2008 for that cycle. We believe that this illustrates that our Compensation Committee sets aggressive performance goals under our Long-Term Cash Plan.

In recognition of our desire to meet our long-term business objectives of consistent sales growth and consistent net income growth, the Compensation Committee changed the performance targets for the 2006-2008 and 2007-2009 cycles to a combination of return on net assets and earnings per share. The Committee made this change because it believed that these metrics would be stronger indicators of how we invest our capital and whether we are achieving consistent net income growth. The return on net assets performance metric permits us to measure whether the investments the Company is making in its business are earning a proper return, thereby permitting us to consistently grow our net income.

For the 2006-2008 and 2007-2009 performance cycles, the Compensation Committee also modified the plan design by adding a feature that permits the executive to earn compensation for the achievement of one-year performance targets (also based on return on net assets and earnings per share) within the three-year cycles. If the Company meets any of its one-year targets, the executive is eligible to earn 25% of his or her total long-term target cash bonus and may earn such amount for each year that the Company achieves its one-year performance goals during the three-year cycle. These earned amounts are "banked" and paid to the executive at the end of the three-year performance cycle. If the Company does meet the cumulative three-year goal, the executive earns an additional 25% of his or her total target cash bonus. The executive must be employed by the Company at the end of the three-year performance cycle in order to receive any cash bonus under the Long-Term Cash Plan. By adding this element of banked compensation, which will be forfeited if the executive is separated from the Company, this new feature was thought to strengthen the retentive nature of the Long-Term Cash Plan. In addition, we also believe that this formulation provides a better balance between the long-term performance of the Company and the need to provide competitive pay levels to our executives.

During fiscal year 2007, the Company did not achieve the one-year performance target for the first year of the 2007-2009 performance cycle, and our current named executive officers did not earn any amounts for that year in the cycle. The Company did, however, achieve the minimum threshold target for the second year of the 2006-2008 cycle and, accordingly, our named executive officers earned and banked amounts for that year.

Long-Term Equity Incentive Compensation

In addition to long-term cash incentive compensation, the Compensation Committee also awards equity grants. The Company believes that stock options and restricted stock awards further align executives' interests with those of stockholders and incentivize management to focus on building long-term stockholder value. During fiscal year 2007, consistent with our performance-based compensation practices, in addition to granting time-based restricted stock and stock options to our named executive officers, we also granted performance-based restricted stock to Ms. Krill, Ms. Lazarus and Mr. Lynch. The Compensation Committee approved these performance-based equity grants in order to link more closely the compensation of these executives to the performance of the Company, as well as to make the equity component of their compensation competitive with that of executives holding comparable positions in our peer group. The performance goal applicable to these equity grants was earnings per share, and for fiscal year 2007, this target was set at a level that was approximately 24% higher than actual earnings per share for the prior fiscal year.

Equity Grant Policy

We generally make our annual equity grants to our named executive officers at the regularly scheduled Compensation Committee meeting held in March of each year after the final results of the prior year's performance are determined. We also make grants during other times of the year when required for new hires, promotions and other business reasons. In determining the timing of equity grants, the Committee only considers valid business purposes and does not take into account fluctuations in the price of the Company's common stock.

The grant date of an equity award is determined as described below:

- if the award was approved at the regularly scheduled Compensation Committee meeting held in March, the date of that meeting;
- if the award was approved at a special meeting of the Compensation Committee, the date of that meeting;
- if the award was approved by having each Compensation Committee member sign a document containing the terms of the award, the date the last signature is received by the Company; and
- if the award was made by the Chief Executive Officer under authority delegated to her by the Compensation Committee, the date that she signs a writing containing the key terms of the grant.

Notwithstanding the foregoing, if the award was made in connection with a new hire, the grant date is the start date of employment of such person.

The exercise price for stock options is the fair market value of the Company's common stock on the grant date, which is set as the closing price per share of the common stock on the New York Stock Exchange for the trading day immediately preceding the grant date. As a result, the options do not have any intrinsic value to the executive unless the market price of the common stock rises.

Change in Control and other Termination Events

Under the terms of the Company's equity plans, special severance plan and employment agreements, certain of our named executive officers are entitled to compensation and benefits upon the occurrence of specific events, including Change in Control and termination of the executive's employment without Cause (as such terms are defined in the applicable document). The terms of these arrangements, as well as an estimate of the payments that would have been made to the executive if such events would have occurred at the end of the Company's fiscal year 2007, are described in detail in the section entitled "Executive Compensation—Payments and Entitlements Upon Change in Control and Other Termination Events."

Severance

The Company has an employment agreement with Ms. Krill, which was entered into in connection with her becoming Chief Executive Officer in 2005. This agreement provides for payments to be made to Ms. Krill upon certain termination events, including a Change in Control of the Company (as defined under her employment agreement). In addition, during fiscal year 2007, the Company entered into letter agreements with each of Mr. Nicholson, Ms. Lazarus and Mr. Lynch providing that if the executive is terminated for a reason other than cause, he/she is entitled to receive severance in the amount of 12 months' base salary payable over 12 months, continued health and welfare benefits for 12 months, and a bonus under the Performance Compensation Plan at the targeted level for the year in which he or she was terminated. Under such letter agreements, each such executive also agreed to certain non-competition, non-solicitation and confidentiality obligations.

The current named executive officers, other than Ms. Krill, are also eligible to receive benefits under the Company's Special Severance Plan. Under this Plan, a participant is eligible to receive benefits if within two years after a Change in Control of the Company (as defined in the Special Severance Plan) there is a Qualifying Termination of their employment. A "Qualifying Termination" is either a termination of the executive's employment by the Company without Cause or a termination by the executive of his or her employment for Good Reason. A description of Ms. Krill's employment agreement and the Special Severance Plan is provided in the section entitled "Payments and Entitlements upon Change in Control or other Termination Events" of this proxy statement.

A key difference between Ms. Krill's arrangement under her employment agreement and that of the other current named executive officers under the Special Severance Plan is the requirement under the Special Severance Plan that a Change in Control occur prior to the occurrence of a Qualifying Termination before severance is paid to the executive under the Plan. Under Ms. Krill's arrangement, however, Ms. Krill is entitled to receive severance for various termination events, including Good Reason, without the occurrence of a Change in Control (as those terms are defined under her agreement). In addition, one year after a Change in Control and without the occurrence of an additional event, Ms. Krill has the right to terminate her employment (with or without any reason) and receive severance. We believe that the provision permitting Ms. Krill to receive severance benefits upon her voluntary resignation following a Change in Control is important in order to ensure that her economic interests would not be inconsistent with those of our shareholders in the period preceding a Change in Control and to ensure that she has a strong incentive not to voluntarily resign during the one-year period after a Change in Control.

Equity

In the case of equity granted in fiscal year 2007 to our current named executive officers other than to Ms. Krill under her employment agreement, treatment of such awards upon a change in control of the Company or other termination events is subject to the terms of the Company's 2003 Equity Incentive Plan (the "2003 Equity Plan"). Under the 2003 Equity Plan, if the named executive officer's employment is terminated by reason of death, Disability or Retirement (as such terms are defined under the Plan), vested stock options remain exercisable for a period of three years following the termination event (or sooner if the options expire before then). All unvested stock options are forfeited. If the named executive officer is terminated for Cause (as defined under the Plan) or the executive voluntarily leaves his or her employment, all stock options granted to such executive terminate on the day following termination. If the named executive officer's employment is terminated for any reason other than those provided above, only the stock options that are exercisable on the date of such termination may be exercised for a period of up to three months following the termination event. For restricted stock, if the named executive officer's employment is terminated for any reason, all restricted stock granted to such executive that has not vested by the date of termination is forfeited by the executive. Upon a change in control of the Company, all stock options and restricted stock granted to the named executive officer automatically vest.

Under Ms. Krill's employment agreement, if Ms. Krill's employment is terminated by the Company without Cause, by her for Good Reason, due to Disability (as defined in her employment agreement) or if her employment agreement expires as a result of the Company not renewing her employment agreement at the end of the term, all time-vesting stock options and restricted stock granted to Ms. Krill on or after October 1, 2005 will fully vest, and Ms. Krill will be entitled to exercise such stock options for a period of up to three years following any such event, provided that such options have not expired before the end of that period. However, while Ms. Krill's previous employment agreement with the Company provided that performance-based equity awards would fully vest upon similar termination events (except in the case of Disability), the Compensation Committee decided that it would be in the Company's and shareholders' best interests to limit accelerated vesting of future awards under her new employment agreement. As a result, under her current agreement, only that portion of the performance-based restricted stock that is eligible to vest on March 15 following the end of the fiscal year of termination will vest (and then only on a pro rata basis based on actual performance for the year), other than in the case of a Change in Control. All equity awards granted to Ms. Krill under her employment agreement will vest upon a Change in Control and will become exercisable in accordance with the equity plans and award agreements under which such awards were granted.

Different meanings are assigned to the various terms giving rise to benefits and entitlements under Ms. Krill's employment agreement, the 2003 Equity Plan and the Special Severance Plan. One difference among the documents is the definition of "Change in Control." For example, under Ms. Krill's employment agreement, "Change in Control" is defined as set forth in the 2003 Equity Plan, except that if Ms. Krill's termination occurs prior to a Change in Control but during the pendency of a Potential Change in Control, the date of termination will be deemed as having occurred after a Change in Control. A Potential Change in Control may be triggered by an entity's acquisition of 15% of the Company's common stock. Under the Special Severance Plan, the trigger for a Change in Control would occur by an acquisition of 30% of the Company's common stock. Under the 2003 Equity Plan, a merger in which the Company represents 80% or less of the common stock of the surviving entity would trigger a change in control (an "Acceleration Event"), while under the Special Severance Plan, the Company would need to represent less than 50%. These differences, among others, occur as a result of historical circumstances and individual negotiations with our Chief Executive Officer.

Former Chief Financial Officer

Mr. Smith resigned from the Company effective September 14, 2007. In connection with his resignation, the Company entered into a separation agreement with Mr. Smith under which he is entitled to receive 15 months of his base salary as well as health and welfare benefits to be paid during that period. Under the separation agreement, Mr. Smith is also entitled to 12 months of outplacement services and may exercise his vested stock options for a period of one year following his resignation. Any unvested restricted stock and stock options previously granted to Mr. Smith were forfeited. In addition, Mr. Smith agreed to confidentiality and non-solicitation provisions, as well as a general release of the Company.

Tax and Accounting Considerations

In making its compensation decisions, the Compensation Committee considers the accounting and income tax impact on the Company of its decisions, including the potential non-deductibility of certain compensation. In doing so, the Committee strives to strike an appropriate balance between designing appropriate and competitive compensation packages for its executives, while also maximizing the deductibility of such compensation and ensuring that any accounting consequences to the Company are appropriately reflected in its financial statements.

Section 162(m) of the Code generally disallows deductions to publicly traded companies for compensation paid to its named executive officers in excess of $1.0 million in a taxable year, with certain exceptions for qualified "performance-based compensation." Time-vesting shares of restricted stock granted to our named executive officers during fiscal year 2007 did not qualify as performance-based compensation under Section 162(m). For those types of compensation that could qualify as performance-based compensation, the Company attempted to meet the qualification requirements.

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2007

The table below sets forth the total compensation paid or earned by (i) the Company's Chief Executive Officer and Chief Financial Officer during the fiscal year ended February 2, 2008, (ii) the Company's three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers as of February 2, 2008, and (iii) if applicable, each other person who was an executive officer of the Company during fiscal year 2007, who as of February 2, 2008, no longer served as an executive officer of the Company and whose total compensation would have placed such person among the Company's most highly compensated executive officers (each such executive officer, a "named executive officer"). For a description of any employment agreements between the Company and any named executive officers, see the "Compensation Discussion and Analysis" and the "Payments and Entitlements upon Change in Control and other Termination Events" sections of this proxy statement.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (a)	Option Awards ($) (a)	Non-Equity Incentive Plan Compensation ($) (b)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (c)	All Other Compensation ($) (d)	Total ($)
Kay Krill	2007	$1,083,333	$ —	$3,175,300	$2,392,008	$ 82,500	$23,569	$100,493	$ 6,857,203
President, Chief Executive Officer and Director	2006	1,000,000	—	7,259,581	1,781,394	1,495,000	22,093	120,622	11,678,690
Michael Nicholson (e)	2007	196,875	150,000	27,604	28,737	8,978	—	105	412,299
Executive Vice President and Chief Financial Officer	2006	—	—	—	—	—	—	—	—
Adrienne Lazarus	2007	662,500	—	417,041	431,721	81,405	18,814	5,190	1,616,671
President, AnnTaylor Stores	2006	570,017	100,000	480,178	297,636	433,310	8,786	4,132	1,894,059
Brian Lynch	2007	545,417	—	202,408	205,356	301,788	14,915	4,713	1,274,597
President, AnnTaylor Factory	2006	482,898	50,000	199,754	123,306	439,600	15,401	4,029	1,314,988
Anthony Romano	2007	585,167	—	247,792	259,979	26,555	17,728	5,129	1,142,350
Executive Vice President and Chief Supply Chain Officer	2006	538,333	—	287,302	212,660	413,865	10,502	4,042	1,466,704
James Smith (f)	2007	260,471	—	28,268	28,423	—	20,250	550,332	887,744
Former Executive Vice President, Chief Financial Officer	2006	391,000	—	136,687	152,141	300,645	13,454	3,861	997,788

(a) The amounts in these columns reflect the dollar amount of awards pursuant to the Company's equity incentive plans recognized as compensation expense for financial statement reporting purposes for the fiscal year ended February 2, 2008 in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as interpreted by Securities and Exchange Commission Staff Accounting Bulletin No. 107, ("SFAS No. 123(R)") and thus may include amounts related to awards granted in and prior to 2007. Assumptions used in the calculation of these amounts for fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 are included in footnote 8 to the Company's audited financial statements for the fiscal year ended February 2, 2008 in the Company's Annual Report on Form 10-K. Assumptions used in the calculation of these amounts for the fiscal years ended January 29, 2005 and January 31, 2004 are included in footnote 6 to the Company's audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended January 28, 2006.

(b) Reflects amounts (i) earned by the named executive officer under the Company's Management Performance Compensation Plan and (ii) "banked" by the named executive officer under the Company's Long-Term Cash Incentive Plan. For fiscal year 2007, amounts earned under the Management Performance Compensation Plan are as follows: Ms. Krill, $0; Mr. Nicholson, $0; Ms. Lazarus, $51,030; Mr. Lynch, $276,957; and Mr. Romano, $0. Amounts banked for fiscal year 2007 under the 2006-2008 performance cycle of the Long-Term Cash Incentive Plan are as follows: Ms. Krill, $82,500; Mr. Nicholson, $8,978; Ms. Lazarus, $30,375; Mr. Lynch, $24,831; and Mr. Romano, $26,555. See the "Compensation Discussion & Analysis" section of this proxy statement for a description of the Company's Management Performance Compensation Plan and the Long-Term Cash Incentive Plan.

(c) For Ms. Krill, value represents $22,623 in pension earnings and $947 in deferred compensation earnings; for Ms. Lazarus, $14,617 in pension earnings and $4,197 in deferred compensation earnings; and for Messrs. Lynch, Romano and Smith values represent pension earnings only.

(d) For Ms. Krill, this represents $43,484 for car service, $32,856 for reimbursement of taxes in connection with car service and $15,395 in life insurance premiums paid by the Company on behalf of Ms. Krill. The remaining amounts for Ms. Krill represent compensation in the form of executive wellness, group personal liability insurance and contributions made by the Company on behalf of Ms. Krill under the Company's 401(k) savings plan. For the other named executive officers, amounts in this column represent contributions made by the Company on behalf of the named executive officers to its 401(k) savings plan and life insurance premiums paid by the Company on behalf of the named executive officer.

(e) Mr. Nicholson became employed by the Company on September 17, 2007.

(f) Mr. Smith's resigned from the Company effective September 14, 2007. Compensation values for Mr. Smith under the "All Other Compensation" column of the table include severance payments and other benefits which he is entitled to receive under his severance agreement described in the "Compensation Discussion and Analysis" section of this proxy statement.

The table below provides information on cash incentives, stock options and restricted stock granted in fiscal year 2007 to each of the Company's named executive officers. See the "Compensation Discussion and Analysis" section of this proxy statement for a description of the formula and criteria for determining amounts payable to our named executive officers under the Long-Term Cash Incentive Plan and the Management Performance Compensation Plan.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2007

Name	Plan Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards $ (a)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (b)	Stock Price at Close of Market on Date of Grant ($/Sh) (b)	Grant Date Fair Value of Option Awards $ (a)
			Threshold ($)	Target ($)	Maximum ($)						
Kay Krill	2003 Equity Incentive Plan	March 15, 2007	—	—	—	50,000	$1,764,000	180,000	$35.28	$35.67	$2,171,795
	Long-Term Cash Incentive Plan		275,000	550,000	1,100,000	—	—	—	—	—	—
	Management Performance Compensation Plan		363,000	1,210,000	2,420,000	—	—	—	—	—	—
Michael Nicholson	2003 Equity Incentive Plan	Sept 17, 2007	—	—	—	9,000	291,240	27,000	32.36	31.96	301,050
	Long-Term Cash Incentive Plan		66,544	133,088	266,176	—	—	—	—	—	—
	Management Performance Compensation Plan		35,910	119,700	239,400	—	—	—	—	—	—
Adrienne Lazarus	2003 Equity Incentive Plan	March 14, 2007	—	—	—	30,000	1,075,800	50,000	35.86	35.28	613,000
	Long-Term Cash Incentive Plan		101,250	202,500	405,000	—	—	—	—	—	—
	Management Performance Compensation Plan		141,750	472,500	945,000	—	—	—	—	—	—
Brian Lynch	2003 Equity Incentive Plan	March 14, 2007	—	—	—	18,000	645,480	27,000	35.86	35.28	331,020
	Long-Term Cash Incentive Plan		82,770	165,540	331,080	—	—	—	—	—	—
	Management Performance Compensation Plan		110,278	367,594	735,188	—	—	—	—	—	—
Anthony Romano	2003 Equity Incentive Plan	March 14, 2007	—	—	—	9,000	322,740	27,000	35.86	35.28	331,020
	Long-Term Cash Incentive Plan		88,515	177,030	354,060	—	—	—	—	—	—
	Management Performance Compensation Plan		106,218	354,060	708,120	—	—	—	—	—	—

(a) Amounts set forth in the stock and option award columns represent the aggregate grant date fair value computed in accordance with SFAS No. 123(R) based on the assumptions set forth in the Company's financial statements and footnotes for fiscal year 2007.

(b) Under the Company's equity incentive plans, the exercise price for stock options is set at the closing price per share of the Company's common stock on the New York Stock Exchange for the trading day immediately preceding the grant date.

In fiscal year 2007, the following performance-vesting shares were granted: 25,000 shares to Ms. Krill; 15,000 shares to Ms. Lazarus; and 9,000 shares to Mr. Lynch. These awards vest in three equal installments on each of March 15, 2008, 2009 and 2010, in each case, only if the Company meets performance targets. The time-vesting awards granted to our named executive officers during fiscal year 2007 listed in the table above vest in equal installments on each of the first four anniversaries of the respective grant date. Eighteen-thousand time-vesting stock options and six-thousand time-vesting restricted shares granted to Mr. Smith under the Company's 2003 Equity Incentive Plan on March 14, 2007 were forfeited by Mr. Smith upon his resignation on September 14, 2007.

The following table shows the number of shares of the Company's common stock covered by exercisable and unexerciseable options and unvested time-vesting and performance-vesting restricted stock held by the Company's named executive officers on February 2, 2008.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (p)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (p)
Kay Krill	22,500	—	—	$12.01	March 14, 2011	—	$ —	—	$ —
	33,750	—	—	13.27	May 3, 2011	—	—	—	—
	28,125	—	—	16.87	January 29, 2012	—	—	—	—
	52,500	—	—	12.71	March 11, 2013	—	—	—	—
	150,000	—	—	26.45	January 29, 2014	—	—	—	—
	39,375	13,125(a)	—	30.12	March 8, 2014	—	—	—	—
	150,000	—	—	22.27	November 4, 2014	—	—	—	—
	24,375	24,375(b)	—	25.58	March 15, 2015	—	—	—	—
	133,333	66,667(c)	—	28.49	November 17, 2015	—	—	—	—
	25,000	75,000(d)	—	35.49	March 8, 2016	—	—	—	—
	—	180,000(e)	—	35.28	March 15, 2017	—	—	—	—
	—	—	—	—	—	7,875(a)	198,923	—	—
	—	—	—	—	—	8,250(b)	208,395	—	—
	—	—	—	—	—	66,667(c)	1,684,008	—	—
	—	—	—	—	—	30,000(d)	757,800	—	—
	—	—	—	—	—	25,000(e)	631,500	—	—
	—	—	—	—	—	—	—	33,334(j)	842,017
	—	—	—	—	—	—	—	133,334(k)	3,368,017
	—	—	—	—	—	—	—	25,000(l)	631,500
Michael Nicholson	—	27,000(o)	—	32.36	September 17, 2017	—	—	—	—
	—	—	—	—	—	9,000(o)	227,340	—	—
Adrienne Lazarus	11,250	3,750(a)	—	30.12	March 8, 2014	—	—	—	—
	18,750	6,250(f)	—	23.00	October 28, 2014	—	—	—	—
	30,000	30,000(g)	—	22.01	February 22, 2015	—	—	—	—
	5,625	16,875(d)	—	35.49	March 8, 2016	—	—	—	—
	3,750	11,250(h)	—	39.38	June 6, 2016	—	—	—	—
	—	50,000(i)	—	35.86	March 14, 2017	—	—	—	—
	—	—	—	—	—	1,875(a)	47,363	—	—
	—	—	—	—	—	6,250(f)	157,875	—	—
	—	—	—	—	—	15,000(g)	378,900	—	—
	—	—	—	—	—	6,750(d)	170,505	—	—
	—	—	—	—	—	4,500(h)	113,670	—	—
	—	—	—	—	—	15,000(i)	378,900	—	—
	—	—	—	—	—	—	—	15,000(l)	378,900
Brian Lynch	9,375	9,375(m)	—	27.09	May 24, 2014	—	—	—	—
	2,500	5,000(b)	—	25.58	March 15, 2015	—	—	—	—
	3,750	11,250(d)	—	35.49	March 8, 2016	—	—	—	—
	—	27,000(i)	—	35.86	March 14, 2017	—	—	—	—
	—	—	—	—	—	5,625(m)	142,088	—	—
	—	—	—	—	—	2,500(b)	63,150	—	—
	—	—	—	—	—	4,500(d)	113,670	—	—
	—	—	—	—	—	9,000(i)	227,340	—	—
	—	—	—	—	—	—	—	9,000(l)	227,340
Anthony Romano	8,438	—	—	12.71	March 11, 2013	—	—	—	—
	16,875	5,625(a)	—	30.12	March 8, 2014	—	—	—	—
	9,000	9,000(b)	—	25.58	March 15, 2015	—	—	—	—
	15,000	15,000(n)	—	25.14	May 11, 2015	—	—	—	—
	3,750	11,250(d)	—	35.49	March 8, 2016	—	—	—	—
	—	27,000(i)	—	35.86	March 14, 2017	—	—	—	—
	—	—	—	—	—	2,250(a)	56,835	—	—
	—	—	—	—	—	4,000(b)	101,040	—	—
	—	—	—	—	—	7,500(n)	189,450	—	—
	—	—	—	—	—	4,500(d)	113,670	—	—
	—	—	—	—	—	9,000(i)	227,340	—	—
James Smith	8,438	—	—	12.71	March 11, 2013	—	—	—	—
	5,625	—	—	30.12	March 8, 2014	—	—	—	—
	3,750	—	—	25.58	March 15, 2015	—	—	—	—
	3,750	—	—	37.85	May 10, 2016	—	—	—	—

(footnotes on next page)

(footnotes to table)

(a) This award vests on March 8, 2008.
(b) This award vests in two equal installments on each of March 15, 2008 and 2009.
(c) This award vests on October 1, 2008.
(d) This award vests in three equal installments on each of March 8, 2008, 2009 and 2010.
(e) This award vests in four equal installments on each of March 15, 2008, 2009, 2010 and 2011.
(f) This award vests on October 28, 2008.
(g) This award vests in two equal installments on each of February 22, 2008 and 2009.
(h) This award vests in three equal installments on each of June 6, 2008, 2009 and 2010.
(i) This award vests in four equal installments on each of March 14, 2008, 2009, 2010 and 2011.
(j) This award was forfeited on March 15, 2008 because the Company did not meet the performance target associated with such shares.
(k) This award vests in two equal installments on each of March 15, 2008 and 2009, in each case, only if the Company meets the performance target associated with such shares. The tranche scheduled to vest on March 15, 2008 was forfeited because the Company did not meet the performance target associated with such shares.
(l) This award vests in three equal installments on each of March 15, 2008, 2009 and 2010, in each case, only if the Company meets the performance targets associated with such shares. The tranche scheduled to vest on March 15, 2008 was forfeited because the Company did not meet the performance target associated with such shares.
(m) This award vests on May 24, 2008.
(n) This award vests in two equal installments on each of May 11, 2008 and 2009.
(o) This award vests in four equal installments on each of September 17, 2008, 2009, 2010 and 2011.
(p) The amounts in this column represent the number of shares outstanding for the named executive officer at the Company's 2007 fiscal year end multiplied by the Company's 2007 fiscal year end stock price of $25.26.

The table below shows the number of shares of the Company's common stock acquired by each named executive officer during fiscal year 2007 upon the exercise of stock options and vesting of restricted stock.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2007

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Kay Krill	—	$ —	192,415	$6,835,016
Michael Nicholson	—	—	—	—
Adrienne Lazarus	8,438	219,489	20,875	720,960
Brian Lynch	—	—	8,375	303,686
Anthony Romano	—	—	11,000	396,870
James Smith	—	—	6,750	243,000

PENSION BENEFITS

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer under the AnnTaylor Inc. Pension Plan ("Pension Plan") determined using interest rate and mortality assumptions consistent with those used in the Company's financial statements.

PENSION BENEFITS FOR FISCAL YEAR 2007

Name	**PLAN NAME**	**Number of Years of Credited Service at end of Fiscal Year 2007**	**Present Value of Accumulated Benefits at end of Fiscal Year 2007 ($)**	**Payments during Fiscal Year 2007 ($)**
Kay Krill	AnnTaylor Inc. Pension Plan	12.25	$209,238	$—
Michael Nicholson	AnnTaylor Inc. Pension Plan	—	—	—
Adrienne Lazarus	AnnTaylor Inc. Pension Plan	14.75	106,408	—
Brian Lynch	AnnTaylor Inc. Pension Plan	2.34	47,040	—
Anthony Romano	AnnTaylor Inc. Pension Plan	9.25	105,385	—
James Smith	AnnTaylor Inc. Pension Plan	13.5	149,392	—

The Pension Plan is a tax-qualified retirement plan generally available to all eligible employees upon completion of a 12-month period during which the employee completes 1,000 hours of service. Effective October 1, 2007, the Pension Plan was amended to eliminate future benefit accruals for all employees. Prior to October 1, 2007, the following provisions applied:

Benefits under the Pension Plan are determined as follows:

(a) For participants with ten years or less of service with the Company:

 (i) 1.25% of Compensation (as defined below) for the calendar year up to the Social Security Wage Base (which for 2007 was $97,500), plus

 (ii) 1.60% of Compensation for the calendar year in excess of the Social Security Wage Base.

(b) For participants with more than ten years of service, the sum of (i) and (ii) below:

 (i) For the first ten years of service with the Company:

  1) 1.25% of Compensation for the calendar year up to the Social Security Wage Base, plus

  2) 1.60% of Compensation for the calendar year in excess of the Social Security Wage Base, plus

 (ii) For years of service in excess of ten years:

  1) 1.60% of Compensation for the calendar year up to the Social Security Wage Base, plus

  2) 1.95% of Compensation for the calendar year in excess of the Social Security Wage Base.

Participants do not accrue benefits under the Pension Plan for any years of service in excess of 35 years of service with the Company or for service after October 1, 2007.

"Compensation" is defined as W-2 earnings reported for a calendar year, excluding any severance pay, equity grants, moving allowance, car allowance, certain imputed income, or other similar payments, but including pre-tax contributions to a cafeteria plan, a transportation fringe benefit plan or a 401(k) plan. Compensation is limited by the Internal Revenue Code to $225,000 for 2007.

Benefits under the Pension Plan are payable as a lifetime annuity or under a variety of other payment forms, including a lump sum distribution. Benefits are payable, at the election of the participant:

- at the normal retirement age of 65;
- upon early retirement after age 55; or
- upon termination of employment.

For a participant under the Pension Plan to receive any benefits, he or she must have been employed for at least five years by the Company. Full benefits are payable at the normal retirement age of 65. If the participant retires between the ages of 55 and 65, the amount of benefits is reduced to reflect the additional years of pension payments. If the participant retires at age 55, he or she will be entitled to 60% of the accrued benefits. If the participant elects to commence payments upon termination of his or her employment with the Company prior to age 55 (but after completing at least 5 years of service), the benefit will be payable in a lump sum (or as an annuity, at the election of the participant) and will be reduced to the actuarial equivalent of the benefit payable at age 65.

The present value of accumulated benefits at February 2, 2008 provided in the table above is determined based on the accrued plan benefit at that date and assumes the following:

- the named executive officer will retire from the Company at age 65, the plan's normal retirement age;
- the named executive officer will receive his or her payments in the form of a lump-sum; and

- the present value of the lump-sum payment is calculated using a discount rate of 6.1% for pre-retirement years (with retirement assumed at age 65) and 5.6% for post-retirement years, consistent with the assumptions used for financial reporting purposes.

For calculation of the changes in pension value, the present value of accumulated benefits at February 3, 2007 (the end of the Company's 2006 fiscal year) is determined using the same assumptions and methodologies described above, except that the discount rate of 5.80% is applied to pre-retirement years and 5.30% for post-retirement years.

Credited service under the Pension Plan is different from the participant's actual years of service with the Company. Before October 1, 2007, credited service for benefit accruals under the Pension Plan begins the first of the month following the completion of one year of service with the Company. Credited service is frozen as of September 30, 2007.

NONQUALIFIED DEFERRED COMPENSATION

Under the Company's Non-Qualified Deferred Compensation Plan ("Deferred Compensation Plan"), certain executives, including the named executive officers, may defer up to 50% of his or her salary as well as up to 100% of awards earned under the Management Performance Compensation Plan during the calendar year.

Under the Deferred Compensation Plan, beginning on the anniversary of the executive's date of hire, the Company will match the amount of the base and bonus compensation deferred by the executive during the Plan year minus the Internal Revenue Code Section 401(a)(17) qualified plan compensation limit as indexed on an annual basis ("Eligible Compensation"). If an executive elects to defer up to 3% of his or her Eligible Compensation, the Company matches 100% of the deferral. If an executive elects to defer more than 3% of his or her Eligible Compensation, the Company matches amounts deferred over 3% and up to 6% of Eligible Compensation at a rate of 50%. The amounts deferred by the executive and credited under the executive's deferred compensation account are at all times fully vested. The Company's matching deferral credited to an executive's deferred compensation account vests upon the second anniversary of the executive's date of hire, or earlier upon a Change in Control. The definition of "Change in Control" is discussed in the "Payments and Entitlements Upon Change in Control and Other Termination Events" section of this proxy statement.

Amounts held under the Deferred Compensation Plan (including amounts under the prior deferred compensation plan described below) may be invested by the executive through participation in certain mutual funds made available under the Deferred Compensation Plan.

The Deferred Compensation Plan provides for payments in compliance with Section 409A of the Internal Revenue Code ("Section 409A"). Accordingly, six months after the date of an executive's separation from service, an executive is entitled to receive, in a single lump sum cash payment, the vested amounts credited in his or her deferred compensation account. If the separation from service takes place after the executive's normal or early retirement date, the executive may receive payments in installments in the form he or she elected prior to participation in the plan.

If the executive's employment is terminated due to death or disability, the Company will pay to the executive or his or her estate, on the date of separation from service and in a single lump sum, the vested amount credited under his or her deferred compensation account. If the executive incurs a severe financial hardship caused by an accident, illness or similar extraordinary and unforeseeable emergency beyond the control of the executive, the executive may elect immediate payment of all or a portion of the vested amount credited to the executive's deferred compensation account, subject to Company authorization and compliance with Section 409A.

In addition, in the event of the occurrence of a Change in Control of the Company, the executive is entitled to receive in a single lump sum payment, the amounts then credited to his or her deferred compensation account as soon as practicable thereafter.

The Deferred Compensation Plan became effective January 1, 2008 and replaced a non-qualified deferred compensation plan which did not provide for matching employer contributions and under which executives could defer only up to 25% of base salary and 100% of bonus awards and would earn interest on the deferred amounts.

The table below provides, for each named executive officer, information relating to his or her deferred compensation activity and balances, if any.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2007

Name	Executive contributions in Fiscal Year 2007 ($) (a)	Company contributions in last Fiscal Year 2007 ($)	Aggregate earnings in Fiscal Year 2007 ($) (b)	Aggregate withdrawals/ distributions in Fiscal Year 2007 ($)	Aggregate balance at end of Fiscal Year 2007 ($) (c)
Kay Krill	$ —	$—	$ 6,177	$—	$ 75,493
Michael Nicholson	4,375		29		4,404
Adrienne Lazarus	90,938	—	32,825	—	376,398
Brian Lynch	—	—	—	—	—
Anthony Romano	3,000	—	28	—	3,028
James Smith	—	—	—	—	—

(a) Any contributions reported in this column are reflected as compensation for the respective named executive officer in the Summary Compensation Table of this proxy statement.

(b) $947 of Ms. Krill's earnings and $4,197 of Ms. Lazarus' earnings reflected in this column are disclosed in footnote (c) of the Summary Compensation Table.

(c) $89 of the aggregate balance for Ms. Krill and $91,254 of the aggregate balance for Ms. Lazarus was reported as compensation in the Summary Compensation Table in previous years.

EQUITY COMPENSATION PLANS

The following table sets forth information with respect to shares of Company's common stock that may be issued under the Company's existing equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION AS OF FEBRUARY 2, 2008

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders (1)	2,762,796	$29.66	894,304(2)
Equity compensation plans not approved by security holders (3)	936,153	$26.11	422,143
Total	3,698,949	$28.65	1,316,447

(1) Consists of the 1992 Stock Option and Restricted Stock and Unit Award Plan, the 2003 Equity Incentive Plan and the Associate Discount Stock Purchase Plan ("ADSPP").

(2) Includes 190,253 shares of common stock available for issuance under the ADSPP.

(3) Consists of the 2000 Stock Option and Restricted Stock Award Plan and the 2002 Stock Option and Restricted Stock and Unit Award Plan. For a description of the material features of these Plans, see Note 8 "Other Equity and Stock Incentive Plans" in the Notes to Consolidated Financial Statements included in the Company's Form 10-K for the fiscal year ended February 2, 2008.

PAYMENTS AND ENTITLEMENTS UPON CHANGE IN CONTROL AND OTHER TERMINATION EVENTS

The following is a description of the specific circumstances relating to termination of employment and Change in Control of the Company that will trigger payments to each named executive officer and a calculation of the estimated payments to such officers as a result of the occurrence of such events had they occurred on February 2, 2008, the end of the Company's fiscal year. "Change in Control" is generally defined as (i) the acquisition of a substantial percentage of the Company's common stock (at least 20% under Ms. Krill's employment agreement and under the Company's 2003 Equity Incentive Plan, and at least 30% under the Company's Deferred Compensation Plan and the Special Severance Plan), (ii) a change in the majority of the Board of Directors, or (iii) certain reorganizations, mergers or consolidations involving the Company.

Kay Krill

The Company has a three-year employment agreement with Ms. Krill, which was entered into in connection with her becoming Chief Executive Officer on October 1, 2005. This agreement provides for payments to be made to Ms. Krill upon certain termination events, including a Change in Control of the Company.

Cash Compensation

Under Ms. Krill's employment agreement, if any of the following termination events (the "Termination Events") occurs:

- Ms. Krill's employment is terminated by the Company without "Cause" (generally defined as conviction for the commission of a felony; dishonesty; refusal to follow directions of the Board; gross nonfeasance; breach of confidentiality or restrictive covenant provisions; or certain other instances of willful misconduct);
- Ms. Krill's employment is terminated by Ms. Krill for "Good Reason" (as defined below);
- Ms. Krill's employment is terminated due to "Disability" (which entails her inability to perform her duties as a result of physical or mental incapacity for a period of six consecutive months); or
- the agreement expires as a result of the Company not renewing her employment agreement,

Ms. Krill is entitled to receive, in addition to medical and welfare benefits, cash severance (payable monthly) for a specified period based on:

- her annual salary, plus
- the average of her total bonuses (including her bonuses under the Company's Management Performance Compensation Plan and Long-Term Cash Incentive Plan) earned over the prior three fiscal years (or lesser period so as to exclude any year before fiscal year 2006),

except that in the case of Disability, only her salary and the average of her annual bonuses under the Company's Management Performance Compensation Plan will be used and any disability payments she would have received under the Company's disability plans would be deducted.

In the case of a termination due to Disability, the severance period is 18 months. In the other circumstances, the severance period is the longer of 18 months or the remainder of the term of her employment agreement, and she would also be entitled to outplacement services. In the event of Ms. Krill's Disability, after the 18-month severance period and until Ms. Krill reaches the age of 65, Ms. Krill is entitled to receive payments under the Company's applicable short-term and long-term disability plans, which long-term disability payments may not be less than 60% of her annual base salary in effect on the date of termination.

During the term of Ms. Krill's employment agreement and throughout any severance period, the Company is required to maintain a supplemental life insurance policy on behalf of Ms. Krill. This policy provides for a death benefit to her beneficiary of no less than $7 million, the proceeds of which would be paid upon her death.

If following a Change in Control, Ms. Krill's employment is terminated without Cause or she terminates her employment for Good Reason, then instead of the cash severance described above, Ms. Krill is entitled to receive a lump-sum cash severance payment equal to three times the sum of:

- her annual salary, plus
- the average of her total bonuses earned over the prior three fiscal years (or lesser period so as to exclude any year before fiscal year 2006).

Ms. Krill has "Good Reason" to terminate her employment with the Company:

- upon a failure by the Company to comply with any material provision of her employment agreement which has not been cured within ten business days after notice of noncompliance has been given by Ms. Krill to the Company,
- upon action by the Company resulting in a diminution of Ms. Krill's title or authority,
- upon the Company's relocation of Ms. Krill's principal place of employment outside of the New York City metropolitan area, or
- one year after a Change in Control.

Equity Compensation

Upon a Termination Event, all time-vesting stock options and time-vesting restricted stock granted to Ms. Krill on or after October 1, 2005 will fully vest, and Ms. Krill is entitled to exercise these stock options for a period of up to three years following the Termination Event, provided that such options have not expired before the end of that period. While Ms. Krill's previous employment agreement with the Company had provided that performance-based equity awards would fully vest upon similar termination events (except in the case of Disability), the Compensation Committee decided to impose a limitation on the acceleration of vesting of performance-based restricted stock awards made on or after October 1, 2005. As a result, upon a Termination Event not involving a Change in Control, only that portion of these awards which is eligible to vest on March 15 following the end of the fiscal year of termination will vest (and then only on a pro rata basis based on the number of days employed in that year).

In the case of a Change in Control, regardless of whether her employment is terminated, all equity awards granted to Ms. Krill will vest and will become exercisable in accordance with the equity plans and award agreements under which such awards were granted. Ms. Krill will also be entitled to a gross-up to compensate her for "golden parachute" excise taxes.

Restrictive Covenants

Ms. Krill is subject to non-solicitation and non-competition covenants during her employment, during the period in which she receives severance payments and, in the case where the Company terminates her employment for Cause or Ms. Krill terminates her employment without Good Reason, for the following 12 months.

See the "Pension Benefits" and "Non-Qualified Deferred Compensation" sections of this proxy statement for pension and deferred compensation benefits paid to Ms. Krill and the other named executive officers upon termination or Change in Control, if applicable.

The following table summarizes the amounts that would be payable to Ms. Krill upon the occurrence of the following termination events and/or Change in Control if such events and/or Change in Control were to have occurred on February 2, 2008 (the end of the Company's 2007 fiscal year):

2007 Potential Payments to Kay Krill upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with the Executive's Termination
Cash Severance (base salary + bonus)	—	—	$2,241,563	$2,241,563	$ 2,640,000	—	—	$ 4,483,125
Restricted Stock (a)—Accelerated	—	—	$6,217,143	$6,217,143	$ 5,809,825	$ 5,809,825	$8,322,160	$ 8,322,160
Stock Options (a)—Accelerated	—	—	—	—	—	—	—	—
Health & Welfare	—	—	$ 19,686	$ 19,686	$ 19,686	—	—	$ 13,124
Other	—	—	—	—	$ 9,447,500(b)	$ 9,250,000(c)	—	$ 30,000(d)
Excise Tax Gross-Up	—	—	—	—	—	—	—	—
Total	—	—	$8,478,392	$8,478,392	$17,917,011	$15,059,825	$8,322,160	$12,848,409

(a) For the table above as well as for all the tables that follow in this section entitled, "Potential Payments upon Change in Control or Other Termination Events", the restricted stock value represents the number of shares outstanding for the executive multiplied by the Company's 2007 fiscal year end stock price of $25.26. For stock options, the value represents the number of the option shares outstanding for the executive multiplied by the difference between the Company's 2007 fiscal year end stock price and the option's exercise price.

(b) Represents payments under the Company's short-term and long-term disability plans that Ms. Krill would be entitled to receive after the initial 18-month severance period.

(c) Represents the death benefit payable to Ms. Krill's beneficiary under basic and supplemental life insurance policies.

(d) Represents the approximate value of outplacement services for one year.

Other Named Executive Officers

Our current named executive officers, other than Ms. Krill, are subject to the terms of the AnnTaylor Stores Corporation Special Severance Plan (the "Severance Plan"). Under the Severance Plan, the executive is entitled to receive cash severance upon the occurrence of a "Qualifying Termination" following a Change in Control of the Company. A "Qualifying Termination" includes a termination of the executive's employment by the Company without "Cause" or a termination by the executive of his or her employment for Good Reason. "Cause" is defined as the

- willful and continued failure by the executive to substantially perform his or her duties with the Company (other than by reason of physical or mental capacity); or
- the conviction of the executive for the commission of a felony involving moral turpitude.

The executive has "Good Reason" to terminate his or her employment if any of the following occurs after a Change in Control:

- his or her duties or authority is diminished materially;
- the location of his or her place of employment has changed by more than fifty miles; or
- there has been a reduction in the executive's salary or bonus opportunity.

In the event of a Change in Control with a Qualifying Termination, the executive is entitled to receive a lump sum equal to 2.5 times his or her "Annual Compensation." "Annual Compensation" is the executive's current base salary plus the average of the annual bonuses earned by the executive over the prior three full fiscal years or, if higher, in the three years including the year in which the Qualifying Termination occurs. In addition, for a period of 30 months following the date of a Qualifying Termination, the executive is entitled to receive all Company-paid benefits under any group health plan and life insurance plan of the Company. Upon a Change in Control of the Company, in accordance with the terms of the Company's 2003 Equity Incentive Plan, all stock options and restricted stock granted to the named executive officer automatically vest.

Under the Severance Plan, in exchange for the severance benefits described above, the participant is required to sign a release in favor of the Company relating to all claims or liabilities of any kind with the Company. In addition, the executive is entitled to a gross-up payment to compensate him or her for "golden parachute" excise taxes.

Under the Company's disability plans, each of our named executive officers (other than Ms. Krill, whose arrangement is covered by her employment agreement) is entitled to receive, for the first 2.5 years following the date of disability, 100% of his or her base salary in effect on the date of termination and thereafter, depending on the nature of the disability, up to 60% of his or her base salary, not to exceed $12,500 per month, until he or she reaches the age of 65. The Company maintains on behalf of each executive a basic life insurance policy, the proceeds of which are payable upon the death of the executive. Of our current named executive officers, Mr. Nicholson and Ms. Lazarus each has a supplemental life insurance policy, the premiums of which are not funded by the Company.

As described in the "Compensation Discussion and Analysis" section of this proxy statement, Ms. Lazarus and Messrs. Lynch and Nicholson each has a severance agreement with the Company and is also entitled to the benefits of the Severance Plan.

Assuming the occurrence of the following termination events and/or Change in Control of the Company on February 2, 2008 (the end of the Company's 2007 fiscal year), each named executive officer will be entitled to receive payments set out in the respective tables below.

The following table summarizes the amounts that would be payable to Mr. Nicholson upon the occurrence of the following termination events and/or Change in Control if such events and/or Change in Control were to have occurred on February 2, 2008 (the end of the Company's 2007 fiscal year):

2007 Potential Payments to Mr. Nicholson upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus)	—	—	—	$840,000	—	—	—	$2,100,000
Restricted Stock—Accelerated	—	—	—	—	—	—	$227,340	$ 227,340
Stock Options—Accelerated	—	—	—	—	—	—	—	—
Health & Welfare	—	—	—	$ 11,180	$ 11,180	—	—	$ 11,180
Other	—	—	—	—	$3,742,5.00(a)	$1,250,000(b)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	$ 933,284
Total	—	—	—	$851,180	$ 3,753,680	$1,250,000	$227,340	$3,271,804

(a) Represents payments under the Company's short-term and long-term disability plans.

(b) Represents payments under basic and supplemental life insurance policies.

The following table summarizes the amounts that would be payable to Ms. Lazarus upon the occurrence of the following termination events and/or Change in Control if such events and/or Change in Control were to have occurred on February 2, 2008 (the end of the Company's 2007 fiscal year):

2007 Potential Payments to Ms. Lazarus upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus)	—	—	—	$1,147,500	—	—	—	$2,868,750
Restricted Stock—Accelerated	—	—	—	—	—	—	$1,626,113	$1,626,113
Stock Options—Accelerated	—	—	—	—	—	—	$ 111,625	$ 111,625
Health & Welfare	—	—	—	$ 12,614	$ 12,614	—	—	$ 12,614
Other	—	—	—	—	$4,402,500(a)	$1,450,000(b)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	—
Total	—	—	—	$1,160,114	$4,415,114	$1,450,000	$1,737,738	$4,619,102

(a) Represents payments under the Company's short-term and long-term disability plans.

(b) Represents payments under basic and supplemental life insurance policies.

The following table summarizes the amounts that would be payable to Mr. Lynch upon the occurrence of the following termination events and/or Change in Control if such events and/or Change in Control were to have occurred on February 2, 2008 (the end of the Company's 2007 fiscal year):

2007 Potential Payments to Mr. Lynch upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus)	—	—	—	$960,500	—	—	—	$2,401,250
Restricted Stock—Accelerated	—	—	—	—	—	—	$773,588	$ 773,588
Stock Options—Accelerated	—	—	—	—	—	—	—	—
Health & Welfare	—	—	—	$ 11,804	$ 11,804	—	—	$ 11,804
Other	—	—	—	—	$282,500(a)	$750,000(b)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	$1,063,513
Total	—	—	—	$972,304	$294,304	$750,000	$773,588	$4,250,155

(a) Represents payments under the Company's short-term and long-term disability plans.

(b) Represents payments under the basic life insurance policy.

The following table summarizes the amounts that would be payable to Mr. Romano upon the occurrence of the following termination events and/or Change in Control if such events and/or Change in Control were to have occurred on February 2, 2008 (the end of the Company's 2007 fiscal year):

2007 Potential Payments to Mr. Romano upon the Occurrence of Certain Events

Component of Compensation	Executive's Voluntary Termination	Termination by the Company For Cause	Termination by the Executive For Good Reason	Termination by the Company Without Cause	Termination due to the Executive's Disability	Termination upon the Executive's Death	Change in Control of Company without the Executive's Termination	Change in Control of Company with Qualifying Termination
Cash Severance (base salary + bonus)	—	—	—	$960,000	—	—	—	$1,861,042
Restricted Stock—Accelerated	—	—	—	—	—	—	$688,335	$ 688,335
Stock Options—Accelerated	—	—	—	—	—	—	$ 1,800	$ 1,800
Health & Welfare	—	—	—	$ 12,524	$ 12,524	—	—	$ 12,524
Other	—	—	—	—	$3,547,500(a)	$750,000(b)	—	—
Excise Tax Gross-Up	—	—	—	—	—	—	—	—
Total	—	—	—	$972,524	$3,560,024	$750,000	$690,135	$2,563,701

(a) Represents payments under the Company's short-term and long-term disability plans.

(b) Represents payments under the basic life insurance policy.

James Smith

Mr. Smith resigned from the Company effective September 14, 2007. In connection with his resignation, the Company entered into a separation agreement with Mr. Smith under which he is entitled to receive 15 months of his base salary as well as health and welfare benefits to be paid during that period. See the "Summary Compensation Table" for amounts payable to Mr. Smith. Under the separation agreement, Mr. Smith is also entitled to 12 months of outplacement services and may exercise his vested stock options for a period of one year following his resignation. Any unvested restricted stock and stock options previously granted to Mr. Smith were forfeited. In addition, Mr. Smith agreed to confidentiality and non-solicitation provisions, as well as a general release of the Company.

DIRECTOR COMPENSATION

The Board determines and reviews director compensation annually. In its review, the Board considers compensation paid to directors at similarly situated companies and the time commitments required of the directors. The Board also receives advice and recommendations from an outside compensation consultant regarding director compensation.

Cash Compensation

Directors who are employees of the Company do not receive any compensation for serving on the Board of Directors of the Company. Directors who are not employees of the Company receive the following cash fees:

- an annual fee of $40,000, payable in quarterly installments on February 1st, May 1st, August 1st and November 1st;
- an attendance fee of $1,500 per Board meeting, which is paid only for the fifth and any subsequent Board meetings attended by the director in any year; and
- an attendance fee of $1,500 per Board Committee meeting.

In addition, the Committee Chairs receive the following fees:

- The Audit Committee Chair receives an annual fee of $30,000;
- The Compensation Committee Chair receives an annual fee of $20,000; and
- The Nominating and Corporate Governance Committee Chair receives an annual fee of $20,000.

In addition to the applicable fees above, the Non-Executive Chairman of the Board also receives an additional annual cash fee of $60,000.

Equity Compensation

Non-employee directors receive an annual grant of restricted shares of the Company's common stock valued at $90,000 (rounded to avoid granting fractional shares) on the date of the Annual Meeting of Stockholders. The Non-Executive Chairman receives an additional annual grant of restricted shares of the Company's common stock valued at $65,000, also on the date of the Annual Meeting of Stockholders.

The number of shares granted to each such director is determined by using the fair market value of the common stock on the grant date (determined as the closing price on the preceding business day). The restricted shares of common stock vest on the first anniversary of the date of grant. Generally, a director will forfeit his or her unvested restricted shares if he or she ceases to be a director prior to the first anniversary of the date of grant.

A non-employee director joining the Board receives an initial grant of restricted shares of the Company's common stock valued at $150,000 on the grant date. The restricted shares of common stock vest on the third anniversary of the date of grant. The director will forfeit the unvested restricted shares if he or she ceases to be a director for any reason prior to the third anniversary of the date of grant.

The following table lists the compensation paid to the Company's non-employee directors during fiscal year 2007.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (a) (b)	Option Awards ($) (c)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen-sation ($)	Total ($)
James J. Burke, Jr.	$ 61,000	$ 86,539	—	—	—	—	$147,539
Wesley E. Cantrell	79,500	86,539	—	—	—	—	166,039
Dale W. Hilpert	78,000	86,539	—	—	—	—	164,539
Ronald W. Hovsepian	124,000	133,149	—	—	—	—	257,149
Linda A. Huett	52,000	86,539	—	—	—	—	138,539
Michael W. Trapp	83,500	86,539	—	—	—	—	170,039
Daniel W. Yih	25,522	22,392	—	—	—	—	47,914
Robert C. Grayson (d)	46,000	96,833	—	—	—	—	142,833

(a) The grant date fair value for the restricted stock award granted to each director (other than Mr. Hovsepian and Mr. Yih) on May 17, 2007 is $89,998. The grant date fair value for the restricted stock award granted to (i) Mr. Hovsepian on May 17, 2007 is $155,003 and (ii) Mr. Yih on August 23, 2007 is $150,010. The values in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended February 2, 2008 in accordance with SFAS No. 123(R) and thus may include amounts from awards granted in and prior to 2007.

(b) As of February 2, 2008, each of our current directors held 2,463 shares of unvested restricted stock, except for Mr. Hovsepian, who held 4,242 shares and Mr. Yih, 5,092 shares.

(c) As of February 2, 2008, each of the following directors held the respective number of unexercised options to purchase shares of the Company's common stock: Mr. Burke, 33,000 shares; Mr. Cantrell, 49,875 shares; Mr. Hilpert, 16,875 shares; Mr. Hovsepian, 54,375 shares; Ms. Huett, 16,875 shares; Mr. Trapp, 24,375 shares; and Mr. Yih, 0 shares.

(d) Mr. Grayson resigned from our Board effective November 14, 2007.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Principal Stockholders

The following table sets forth certain information as of March 20, 2008 concerning the beneficial ownership of the Company's common stock by (i) each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding common stock, (ii) each current director, (iii) the current executive officers listed in the Summary Compensation Table above, and (iv) all current directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting and investment power with respect to his or her shares of common stock. The Securities and Exchange Commission has defined the term "beneficial ownership" to include any person who has or shares voting power or investment power with respect to any security or who has the right to acquire beneficial ownership of any security within 60 days.

Name of Beneficial Owner	No. of Shares of Common Stock	Percent of Class
T. Rowe Price Associates, Inc. (a)	5,384,375	8.82%
FMR LLC (b)	4,466,200	7.32%
Highfields Capital Management LP (c)	4,330,886	7.10%
Ronald W. Hovsepian (d)	64,750	*
Kay Krill (d)	1,200,422	1.94%
Adrienne Lazarus (d)	190,023	*
Brian Lynch (d)	100,030	*
Michael Nicholson (d)	29,000	*
Anthony M. Romano (d)	130,966	*
James J. Burke, Jr. (d)	115,346	*
Wesley E. Cantrell (d)	52,471	*
Dale W. Hilpert (d)	25,471	*
Linda A. Huett (d)	25,471	*
Michael W. Trapp (d)	32,971	*
Daniel W. Yih (d)	5,092	*
All Current Executive Officers and Directors as a Group (13 persons) (d)	2,071,876	3.33%

* Less than 1%

(a) In an amended Schedule 13G filed with the Securities and Exchange Commission on February 13, 2008, T. Rowe Price Associates, Inc. ("Price Associates") reported beneficial ownership of 5,384,375 shares. Price Associates has sole voting power over 1,225,100 shares and sole dispositive power over 5,384,375 shares. Price Associates' address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(b) In an amended Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008, FMR LLC and Edward C. Johnson 3d ("ECJ") reported beneficial ownership of 4,466,200 shares. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser, is the beneficial owner of the 4,466,200 shares as a result of acting as investment adviser to various investment companies. ECJ and FMR LLC, through its control of Fidelity, and the Fidelity funds (the "Fidelity Funds"), each has sole power to dispose of the 4,466,200 shares. Neither FMR LLC nor ECJ has the sole power to vote or direct the voting of the shares owed directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. FMR LLC's address is 82 Devonshire Street, Boston, Massachusetts 02109.

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(c) In a Schedule 13G filed with the Securities and Exchange Commission on January 25, 2007, Highfields Capital Management LP ("Highfields Capital Management"), Highfields GP LLC ("Highfields GP"), Highfields Associates LLC ("Highfields Associates"), Jonathon S. Jacobson and Richard L. Grubman, with respect to the common shares directly held by Highfields Capital I LP ("Highfields I"), Highfields Capital II LP ("Highfields II") and Highfields Capital III L.P., reported beneficial ownership of 4,330,886 shares. Each of Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman has sole voting power and sole dispositive power over 4,330,886 common shares. The address for each of Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman is: c/o Highfields Capital Management, John Hancock Tower, 200 Clarendon Street, 51st Floor, Boston, MA 02116.

(d) The shares listed include shares subject to stock options that are or will become exercisable within 60 days of March 20, 2008 as follows: Mr. Hovsepian, 54,375 shares; Ms. Krill, 754,270 shares; Ms. Lazarus, 106,250 shares; Mr. Lynch, 28,625 shares; Mr. Nicholson, 0 shares; Mr. Romano, 81,188 shares; Mr. Burke, 33,000 shares; Mr. Cantrell, 43,875 shares; Mr. Hilpert, 16,875 shares; Ms. Huett, 16,875 shares; Mr. Trapp, 24,375 shares; and Mr. Yih, 0 shares. The shares listed also include restricted shares which have not yet vested and which are subject to forfeiture as follows: Mr. Hovsepian, 4,242 shares; Ms. Krill, 290,876 shares; Ms. Lazarus, 64,000 shares; Mr. Lynch, 62,625 shares; Mr. Nicholson, 29,000 shares; Mr. Romano, 29,250 shares; Mr. Burke, 2,463 shares; Mr. Cantrell, 2,463 shares; Mr. Hilpert, 2,463 shares; Ms. Huett, 2,463 shares; Mr. Trapp, 2,463 shares; and Mr. Yih, 5,092 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and certain officers and holders of more than 10% of the Company's common stock to file with the Securities and Exchange Commission and the New York Stock Exchange reports of their ownership and changes in their ownership of common stock. Based solely on a review of copies of Section 16(a) reports furnished to the Company, or written representations from certain reporting persons, the Company believes that during fiscal year 2007 all transactions were reported on a timely basis.

EXECUTIVE OFFICERS

The following table lists certain information regarding the executive officers of the Company:

Name	Position and Offices
Kay Krill	Chief Executive Officer, President and a Director
Adrienne Lazarus	President, AnnTaylor Stores
Brian Lynch	President, AnnTaylor Factory
Barbara K. Eisenberg	Executive Vice President, General Counsel and Corporate Secretary
Michael J. Nicholson	Executive Vice President, Chief Financial Officer and Treasurer
Anthony M. Romano	Executive Vice President, Chief Supply Chain Officer

Information regarding Ms. Krill is set forth above under "Incumbent Class III Directors Term Expiring 2009."

Adrienne Lazarus, age 40. Ms. Lazarus has been President of the AnnTaylor Stores division since 2006. From 2005 to 2006, Ms. Lazarus was Executive Vice President of Design and Merchandising for the AnnTaylor Stores division, and from 2004 to 2005, she was Senior Vice President and General Merchandising Manager of this division. From 2001 to 2004, Ms. Lazarus was Senior Vice President and General Merchandising Manager of LOFT.

Brian Lynch, age 50. Mr. Lynch is President of the AnnTaylor Factory division of the Company and of the Company's store operations. Previously, since 2006 he was Executive Vice President of the division and the Company's store operations. From 2004 to 2006, he was Senior Vice President of the AnnTaylor Stores division and of the Company's store operations. Before joining the Company, Mr. Lynch was Senior Vice President of Gap, Inc. from 2000 and 2004.

Barbara K. Eisenberg, age 62. Ms. Eisenberg has been Executive Vice President, General Counsel and Corporate Secretary since 2005. Previously, she was Senior Vice President, General Counsel and Corporate Secretary of the Company from 2001 to 2005.

Michael J. Nicholson, age 41. Mr. Nicholson joined the Company in September 2007 as Executive Vice President, Chief Financial Officer and Treasurer. Previously, since 2006 he was Executive Vice President, Chief Operating and Financial Officer of Victoria's Secret Beauty Company, a subsidiary of Limited Brands, Inc. From 2005 to 2006, he served as Senior Vice President and Chief Financial Officer of Victoria's Secret Beauty Company and from 2001 to 2005 as its Vice President and Chief Financial Officer.

Anthony M. Romano, age 45. Mr. Romano has been Executive Vice President, Chief Supply Chain Officer since 2005, and from 2004 until that time, he was Executive Vice President of Corporate Operations. Previously, he was Senior Vice President of Logistics and Purchasing from 1997 to 2004.

STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

From time to time, stockholders of the Company submit proposals that they believe should be voted on by the stockholders. The Securities and Exchange Commission has adopted regulations that govern the inclusion of such proposals in the Company's proxy materials.

Pursuant to the General Rules under the Securities Exchange Act of 1934, as amended, the Company must receive any stockholder proposals intended to be presented at the 2009 Annual Meeting of Stockholders no later than December 5, 2008, in order to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

The Company's Bylaws provide that, in order for a stockholder to propose any matter for consideration at an annual meeting of the Company other than matters set forth in the Notice of Meeting, such stockholder must have given timely prior written notice to the Corporate Secretary of the Company of such stockholder's intention to bring such business before the meeting. To be timely for the 2009 Annual Meeting of Stockholders, notice must be received by the Company not less than sixty days nor more than ninety days prior to May 15, 2009, which will be the anniversary date of the prior year's meeting (or if the meeting date for the 2009 Annual Meeting is not within thirty days before or after the anniversary date of the prior year's meeting, then not later than the tenth day following the first to occur of the day on which the notice of the date of the meeting is mailed or public disclosure thereof is made). Such notice must contain certain information about such matter and the stockholder who proposes to bring the matter before the meeting, including a brief description of the matter, the reasons for conducting such business at the annual meeting, the name and address of the stockholder, the class and number of shares of common stock beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed.

ADDITIONAL INFORMATION

Copies of the Company's 2007 Annual Report to Stockholders, which includes audited financial statements, are being provided to stockholders of the Company with this proxy statement.

NEW YORK, NEW YORK
April 3, 2008

Exhibit A

THE ANNTAYLOR STORES CORPORATION
2003 EQUITY INCENTIVE PLAN, AS AMENDED

1. Purpose.

This 2003 Equity Incentive Plan (the "Plan") is intended to encourage stock ownership by employees of AnnTaylor Stores Corporation (the "Corporation"), its divisions and Subsidiary Corporations, so that they may acquire or increase their proprietary interest in the Corporation, and to encourage such employees to remain in the employ of the Corporation, its divisions and Subsidiary Corporations, and to put forth maximum efforts for the success of the business. The Plan is also intended to encourage Directors of the Corporation who are not employees or officers of the Corporation or its Subsidiary Corporations ("Eligible Directors") to acquire or increase their proprietary interest in the Corporation and to further promote and strengthen the interest of such Eligible Directors in the development and financial success of the Corporation and to assist the Corporation in attracting and retaining highly qualified Directors.

2. Definitions.

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "CAUSE" used in connection with the termination of employment or service of a Grantee, shall, unless otherwise determined by the Committee, mean a termination of employment or service of the Grantee by the Corporation or a division or Subsidiary Corporation due to (i) the Grantee's failure to render services in accordance with the terms of such Grantee's employment or service, which failure amounts to a material neglect of such Grantee's duties, (ii) the commission by the Grantee of an act of fraud, misappropriation (including, without limitation, the unauthorized disclosure of confidential or proprietary information) or embezzlement, or (iii) a conviction of or guilty plea or confession to any felony.

(b) "CODE" shall mean the Internal Revenue Code of 1986, as amended.

(c) "COMMON STOCK" shall mean shares of the Corporation's Common Stock, par value $.0068 per share.

(d) "DISABILITY" shall mean a Grantee's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(e) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

(f) "EXECUTIVE OFFICER" shall mean an officer of the Corporation who is an "executive officer" within the meaning of Rule 3b-7 under the Exchange Act.

(g) "FAIR MARKET VALUE" per share as of a particular date shall mean (i) the closing sales price per share of Common Stock as reported on the New York Stock Exchange (or if the shares of Common Stock are not then traded on such exchange, on the principal national securities exchange on which they are then traded) for the last preceding date on which there was a sale of such Common Stock on such exchange, or (ii) if the shares of Common Stock are not then traded on a national securities exchange but are traded on an over-the-counter market, the average of the closing bid and asked prices for the shares of Common Stock in such over-the-counter market for the last preceding date on which there was a sale of such Common Stock in such market, or (iii) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee (as defined in Section 3 hereof) in its discretion may determine.

(h) "GRANTEE" shall mean a person to whom an Option, Restricted Stock Award or Restricted Unit Award has been granted.

(i) "INCENTIVE STOCK OPTION" shall mean an Option that is intended to be an "incentive stock option" within the meaning of Section 422 of the Code.

(j) "NONSTATUTORY STOCK OPTION" shall mean an Option that is not intended to be an Incentive Stock Option.

(k) "OPTION" shall mean the right, granted to a Grantee pursuant to Section 6, to purchase a specified number of shares of Common Stock, on the terms and subject to the restrictions set forth in this Plan and by the Committee upon the grant of the Option to the Grantee.

(l) "PERFORMANCE GOAL" shall mean the specific objectives that may be established by the Committee, from time to time, with respect to an award granted under the Plan, which objectives may be based on one or more of the following, determined in accordance with generally accepted accounting principles, as applicable: revenue; net or gross comparable store sales; net income; gross margin; operating profit (corporate and/or divisional); earnings before all or any of interest, taxes, depreciation and/or amortization; cash flow; working capital; return on equity, assets, capital or investment; market share; sales (net or gross) measured by store, product line, territory, operating or business unit, customers, or other category; earnings or book value per share of Common Stock; earnings from continuing operations; net worth; turnover or shrinkage in inventory; levels of expense, cost or liability by store, product line, territory, operating or business unit or other category; appreciation in the price of Common Stock; total shareholder return (stock price appreciation plus dividends); implementation of critical projects or processes consisting of one or more objectives based on meeting specified market penetration, geographical business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions and budget comparisons; and personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions. Where applicable, the Performance Goal may be expressed in terms of attaining a specified level of the selected criterion or the attainment of a percentage increase or decrease in the selected criterion, or may be applied to the performance of the Corporation relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. Performance Goals may relate to the performance of a store, business unit, product line, division, territory, or the Corporation or a combination thereof.

(m) "RESTRICTED SHARE" shall mean a share of Common Stock, awarded to a Grantee pursuant to Section 7, that is subject to the terms and restrictions set forth in this Plan and by the Committee upon the award of the Restricted Share to the Grantee.

(n) "RESTRICTED UNIT" shall mean the right, awarded to a Grantee pursuant to Section 7, to receive a share of Common Stock or an amount in cash equal to the Fair Market Value of one share of Common Stock, on the terms and subject to the restrictions set forth in this Plan and by the Committee upon the award of the Restricted Unit to the Grantee.

(o) "RETIREMENT" shall mean a Grantee's voluntary termination of employment with the Corporation and its Subsidiary Corporations after age 65 with at least 5 years of service with the Corporation or its Subsidiary Corporations.

(p) "SUBSIDIARY CORPORATION" shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the employer corporation if, at the time of granting an Option, Restricted Stock Award or Restricted Unit Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. Administration.

The Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Corporation (the "Board"). The Committee shall consist solely of two or more members of the Board, each of whom shall be an "outside director" within the meaning of Section 162(m) of the Code, a "nonemployee director" within the meaning of Rule 16b-3, as from time to time amended, promulgated under Section 16 of the Exchange Act, and an "independent director" within the meaning of the New York Stock Exchange Listed Company Manual.

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Options and to make awards of Restricted Shares and Restricted Units ("Restricted Stock Awards" and "Restricted Unit Awards," respectively, and sometimes collectively with the grant of Options, "Grants"); to determine the purchase price of the shares of Common Stock covered by each Option (the "Option Price"); to determine the persons to whom, and the time or times at which, Options, Restricted Stock Awards and Restricted Unit Awards shall be granted; to determine the number of shares to be covered by each Option and to determine the number of Restricted Shares and Restricted Units to be covered by each Restricted Stock Award and Restricted Unit Award; to interpret the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the agreements (which need not be identical) entered into in connection with grants of Options ("Option Agreements") and Restricted Stock Awards and Restricted Unit Awards ("Restricted Award Agreements"); and to make all other determinations deemed necessary or advisable for the administration of the Plan. Notwithstanding the foregoing (but subject to the provisions of Section 6(j)), the Committee shall not have the authority to reduce the exercise price for any Option by repricing or replacing such Option unless the Corporation shall have obtained the prior consent of its stockholders.

The determinations of the Committee shall be binding and conclusive on all parties. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee shall have the authority in its discretion to delegate to specified officers of the Corporation the power to make Grants, including, without limitation, to determine the terms of such Grants, and the power to extend the exercisability of Options pursuant to Section 6(f), 6(g) or 8(f) or 8(g) hereof, in each case consistent with the terms of this Plan (but only to the extent permissible under Section 409A of the Code, hereinafter, "Section 409A" and the provisions of Section 157 of the Delaware General Corporations Law) and subject to such restrictions, if any, as the Committee may specify when making such delegation; *provided* that the delegates shall not have authority to make Grants to, or extend the exercisability of Options held by, such delegates or any Executive Officer.

No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Grant made hereunder.

4. Eligibility.

Options, Restricted Stock Awards and Restricted Unit Awards may be granted to employees (including, without limitation, officers who are employees) of the Corporation or its present or future divisions and Subsidiary Corporations, and to Eligible Directors. In determining the persons to whom Options, Restricted Stock Awards and Restricted Unit Awards shall be granted and the number of shares to be covered by each Option and the number of Restricted Shares and Restricted Units to be covered by each Restricted Stock Award and Restricted Unit Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Corporation and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan. A person to whom an Option has been granted hereunder is sometimes referred to herein as an "Optionee."

A Grantee shall be eligible to receive more than one Grant during the term of the Plan, but only on the terms and subject to the restrictions hereinafter set forth.

5. Stock.

The shares of Common Stock subject to Options and Restricted Stock Awards hereunder may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Corporation. Subject to the next sentence, the aggregate number of shares of Common Stock as to which Options, Restricted Shares and Restricted Units may be granted from time to time under this Plan shall not exceed 8,750,000, of which no more than an aggregate of 2,760,000 shares may be used for grants of Restricted Shares and Restricted Units. The limitations established by the preceding sentence shall be subject to adjustment as provided in Section 6(j) or 7(f) hereof, as applicable. Under the Plan, no single employee may be granted Options covering more than 800,000 shares of Common Stock or Restricted Stock and Restricted Unit Awards (constituting performance based compensation within the meaning of Section 162(m) of the Code) covering more than 400,000 shares of Common Stock (subject to any adjustments pursuant to Section 6(j) or 7(f) hereof, as applicable) during any fiscal year of the Corporation.

If any shares subject to an Option grant or Restricted Stock Award are forfeited, canceled, exchanged or surrendered or if a Grant otherwise terminates or expires without a distribution of shares to the Grantee, the shares of Common Stock with respect to such Grant shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Grants under the Plan. If any Restricted Units are forfeited, canceled, exchanged or surrendered or if a Restricted Unit Award otherwise terminates or expires without any payment being required to be made with respect to any of the Restricted Units subject thereto, then such Restricted Units (and, if applicable, the Common Stock subject thereto) shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Grants under the Plan. Notwithstanding the foregoing, the shares of Common Stock available for Grants under the Plan shall be reduced by the following: (i) shares tendered in payment of the exercise price of an award and (ii) shares tendered or withheld in respect of tax withholding obligations.

6. Terms and Conditions of Options.

Each Option granted pursuant to the Plan shall be evidenced by a written Option Agreement between the Corporation and the Optionee, which agreement shall comply with and be subject to the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a) NUMBER OF SHARES. Each Option Agreement shall state the number of shares of Common Stock to which the Option relates. The number of shares subject to any Option shall be subject to adjustment as provided in Section 6(j) hereof.

(b) TYPE OF OPTION. Each Option Agreement shall specifically state whether the Option is intended to be an Incentive Stock Option.

(c) OPTION PRICE. Each Option Agreement shall state the Option Price, which shall be not less than one hundred percent (100%) of the Fair Market Value of the shares of Common Stock of the Corporation on the date of grant of the Option. The Option Price shall be subject to adjustment as provided in Section 6(j) hereof. The date on which the Committee adopts a resolution expressly granting an Option shall be considered the day on which such Option is granted, unless such resolution expressly provides for a specific later date.

(d) MEDIUM AND TIME OF PAYMENT. The Option Price shall be paid in full, at the time of exercise, (i) in cash, (ii) in shares of Common Stock having a Fair Market Value equal to such Option Price provided that such shares have been held by the Grantee for at least six months prior to such exercise, (iii) in a combination of cash and shares provided that such shares have been held by the Grantee for at least six months prior to such exercise, or (iv) in the sole discretion of the Committee, through a cashless exercise procedure involving a broker; *provided, however,* that such method and time for payment shall be permitted by and be in compliance with applicable law.

(e) TERM AND EXERCISE OF OPTIONS. Except as provided in Section 6(j) hereof or unless otherwise determined by the Committee (but subject to Section 9), the shares covered by an Option shall become exercisable over such period, in cumulative installments or otherwise, or upon the satisfaction of such Performance Goals or other conditions, as the Committee shall determine; provided, however, that the Committee shall have the authority to accelerate the exercisability of all or any portion of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate, and provided further, however, that such exercise period shall not (i) be earlier than one year from the date of grant of such Option (subject to Section 6(j)(2)), and (ii) exceed 10 years from the date of grant of such Option. The exercise period shall be subject to earlier termination as provided in Sections 6(f) and 6(g) hereof. An Option may be exercised, as to any or all full shares of Common Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Secretary of the Corporation; provided, however, that an Option may not be exercised at any one time as to fewer than 100 shares (or such number of shares as to which the Option is then exercisable if such number of shares is less than 100).

(f) TERMINATION. Except as provided in this Section 6(f) and in Section 6(g) hereof (and except as otherwise provided in the applicable award agreement), an Option may not be exercised unless the Optionee is then in the employ or service of the Corporation or one of its divisions or Subsidiary Corporations, and unless the Optionee has remained continuously so employed or in service since the date of grant of the Option. In the event that the employment or service of an Optionee shall terminate or cease other than by reason of death, Disability, Retirement or a termination by the Company for Cause, all Options theretofore granted to such Optionee that are exercisable at the time of such termination may, to the extent not theretofore exercised or canceled, be exercised at any time within the earlier of when the Options expire pursuant to Section 6(e) hereof and three (3) months after such termination of employment or cessation of service, as applicable; *provided, however,* that the Committee may in its discretion extend the period for exercise of such Options to a date later than three (3) months after such separation or cessation date, but in any event not beyond the date on which the Option would otherwise expire pursuant to Section 6(e) hereof. Notwithstanding the foregoing, if the employment of an Optionee shall terminate voluntarily by the Optionee or by the Company for Cause, all Options theretofore granted to such Optionee shall, to the extent not theretofore exercised, terminate on the day following termination.

(g) DEATH, DISABILITY OR RETIREMENT OF OPTIONEE. If an Optionee shall die while employed by or in service to the Corporation or a Subsidiary Corporation, or if the Optionee's employment or service shall terminate or cease by reason of Disability or Retirement, all Options theretofore granted to such Optionee, to the extent exercisable on the date of death or separation, may be exercised by the Optionee or by the Optionee's estate or by a person who acquired the right to exercise such Option by bequest or inheritance or otherwise by reason of the death or Disability of the Optionee, at any time within three (3) years after the date of death or termination by reason of Disability or Retirement, or at such later time as the Committee may in its discretion determine, but in any event not beyond the date on which the Option would otherwise expire pursuant to Section 6(e) hereof.

(h) NONTRANSFERABILITY OF OPTIONS. Options granted under the Plan shall not be transferable except (i) by will or the laws of descent and distribution, or (ii) as specifically provided below in this Section (6)(h). Any Optionee may transfer Nonstatutory Stock Options to members of his or her Immediate Family (as defined below) if (x) the Option Agreement pursuant to which the Nonstatutory Stock Option was granted so provides, (y) such agreement was approved by the Board or the Committee, and (z) the Optionee does not receive any consideration for the transfer. "Immediate Family" means children, grandchildren, and spouse of the Optionee (including domestic partners under applicable law) or one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners. Any Nonstatutory Stock Option agreement may be amended to provide for the transferability feature as outlined above, provided that such amendment is approved by the Board or the Committee. Any Nonstatutory Stock Option not granted pursuant to an Option Agreement expressly permitting its transfer shall not be transferable. During the lifetime of the Optionee, Options may be exercised only by the Optionee, the guardian or legal representative of the Optionee, or the transferee as permitted under this Section 6(h).

(i) SPECIAL PROVISIONS APPLICABLE TO INCENTIVE STOCK OPTIONS. The provisions of this Section 6(i) shall apply to the grant of Incentive Stock Options, notwithstanding any other provision of the Plan to the contrary. Only employees of the Corporation or any Subsidiary Corporation may be granted Incentive Stock Options under the Plan. In the case of any Incentive Stock Option, to the extent the aggregate Fair Market Value (determined at the time such Option is granted) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under the Plan and all other Incentive Stock Option plans of the Corporation and any Subsidiary Corporation) exceeds $100,000, such Option shall be treated as a Nonstatutory Stock Option. In no event shall any employee who, at the time such employee would otherwise be granted an Option, owns (within the meaning of Section 424(d) of the Code) stock of the Corporation or any Subsidiary Corporation possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or any Subsidiary Corporation, be eligible to receive an Incentive Stock Option under the Plan. To the extent an Incentive Stock Option is exercised more than three months following the termination of the Grantee's employment (other than a termination resulting from the Grantee's death or Disability), such Option shall be treated as a Nonstatutory Stock Option.

(j) EFFECT OF CERTAIN CHANGES. (1) In the event that any dividend or other distribution is declared (whether in the form of cash, Common Stock, or other property), or there occurs any recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event, the Committee shall adjust, (i) the number and kind of shares of stock which may thereafter be issued in connection with Options hereunder, (ii) the number and kind of shares of stock or other property issued or issuable in respect of outstanding Options, (iii) the exercise price, grant price or purchase price relating to any award, and (iv) the limitations set forth in Section 5; in such equitable manner as it deems appropriate, in its sole discretion, to prevent the dilution or enlargement of rights; provided that, with respect to Incentive Stock Options, such adjustment shall be made in accordance with Section 424 of the Code. Any fractional shares resulting from such adjustment shall be disregarded.

(2) If an Acceleration Event (as defined below) shall occur while unexercisable Options remain outstanding under the Plan, such Options not theretofore exercisable by their terms shall become exercisable in full. An "Acceleration Event" shall occur if:

(A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than any person who on the date hereof is a director or officer of the Corporation, any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, or any corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 20% or more of the combined voting power of the Corporation's then outstanding securities;

(B) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Corporation to effect a transaction described in clause (A) or (C) of this Section 6(j)(2)) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(C) there is consummated a merger or consolidation of the Corporation with any other entity other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or

(D) the stockholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets.

Following the Acceleration Event, the Committee may provide for the cancellation of all Options then outstanding. Upon such cancellation, the Corporation shall make, in exchange for each such Option, a payment either in (i) cash; (ii) shares of the successor entity; or (iii) some combination of cash or shares thereof, at the discretion of the Committee, and in each case in an amount per share subject to such Option equal to the difference between the per share exercise price of such Option and the Fair Market Value of a share of Common Stock on the date of the Acceleration Event.

(3) In the event of a change in the Common Stock of the Corporation as presently constituted which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock within the meaning of the Plan.

(4) The foregoing adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

(5) Except as hereinbefore expressly provided in this Section 6(j), the Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another corporation; and any issue by the Corporation of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option. The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets.

(k) RIGHTS AS A STOCKHOLDER. An Optionee or a transferee of an Option shall have no rights as a stockholder with respect to any shares covered by the Option until the date of the issuance of a stock certificate for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 6(j) hereof.

(l) PERFORMANCE GOALS. The Committee may determine that the vesting and/or payment of an Option shall be made subject to one or more Performance Goals. Performance Goals established by the Committee may be different with respect to different Grantees. The Committee shall have the authority to make equitable adjustments to any Performance Goal in recognition of unusual or nonrecurring events affecting the Corporation, its financial statements or its shares, in response to change in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence, including any major settlement, judgment or any other material liability in connection with a litigation or governmental proceeding or investigation, or any gain, loss or expense related to the acquisition, disposition or discontinuance of a business or a segment of a business, or related to a change in accounting principles, or to reflect capital charges. With respect to Options granted to Executive Officers, the vesting and/or payment of which are to be made subject to Performance Goals, the Committee may comply with the applicable provisions of Section 162(m) of the Code, including, without limitation, those provisions relating to the pre-establishment and certification of such Performance Goals. With respect to Grantees who are not Executive Officers, Performance Goals may also include such individual objective or subjective performance criteria as the Committee may, from time to time, establish. Performance Goals applicable to any Option may include a threshold level of performance below which no portion of such Grant shall become vested and/or payable, and levels of performance at which specified percentages of such Grant shall become vested and/or payable.

(m) OTHER PROVISIONS. The Option Agreements authorized under the Plan may contain such other provisions, including, without limitation, the imposition of (1) restrictions upon the exercise of an Option and (2) provisions that will result in the forfeiture of an Option and/or the shares acquired thereunder in the event the Optionee breaches covenants relating to non-competition, confidentiality and non-solicitation of employees and customers, as the Committee shall deem advisable.

7. Terms and Conditions of Restricted Stock Awards and Restricted Unit Awards.

Each Restricted Stock Award and Restricted Unit Award granted under the Plan shall be evidenced by a written Restricted Award Agreement between the Corporation and the Grantee, which agreement shall comply with, and be subject to, the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee, in its discretion, shall establish):

(a) NUMBER OF SHARES AND UNITS. The Committee shall determine the number of Restricted Shares to be awarded to a Grantee pursuant to the Restricted Stock Award and the number of Restricted Units to be awarded to a Grantee pursuant to a Restricted Unit Award.

(b) NONTRANSFERABILITY. Except as set forth in subsections (f) and (h) of this Section 7, a Grantee may not sell, assign, transfer, pledge, hypothecate or otherwise dispose of any Restricted Shares or Restricted Units awarded to said Grantee under this Plan, or any interest therein, except by will or the laws of descent and distribution, until the Restricted Period (as defined below) shall have elapsed, which Restricted Period shall be subject to Section 9 hereof. The Committee may also in its discretion impose such other restrictions and conditions on Restricted Shares and Restricted Units awarded as it deems appropriate including, without limitation, the imposition of provisions that will result in the forfeiture of Restricted Shares and Restricted Units in the event the Grantee breaches covenants relating to non-competition, confidentiality and non-solicitation of employees and customers. In determining the Restricted Period of an award, the Committee may provide that the restrictions shall lapse with respect to specified percentages of the awarded shares or units on successive anniversaries of the date of such award or upon the satisfaction of such other conditions as the Committee may impose, including, without limitation, the attainment of one or more Performance Goals. Subject to the occurrence of an Acceleration Event, as defined in Section 6(j)(2) (in which case the Restricted Period with respect to Restricted Stock Awards shall immediately end and the Restricted Period with respect to Restricted Units shall immediately end if permissible under Section 409A), the Restricted Period shall not end with respect to a Restricted Stock Award or a Restricted Unit Award prior to one year following the date of grant, except for the Restricted Period of a Restricted Stock Award of 200 shares or less (as such shares may be appropriately adjusted by the Committee in the event of any change as set forth in Section 6(j)), which may end earlier than one year, but no earlier than 30 days following the date of grant. In no event shall the Restricted Period end with respect to a Restricted Stock Award or Restricted Unit Award prior to the satisfaction by the Grantee of any liability arising under Section 8 hereof. Any attempt to dispose of any Restricted Shares in contravention of any such restrictions shall be null and void and without effect. The period during which such restrictions on transfer, and such other restrictions as the Committee may impose, are in effect is referred to as the "Restricted Period".

(c) CERTIFICATES REPRESENTING RESTRICTED SHARES. The Corporation shall not be required to issue stock certificates representing Restricted Shares awarded to a Grantee until the Restricted Period related to such shares has lapsed. If any stock certificates representing Restricted Shares awarded pursuant to a Restricted Stock Award are issued prior to the lapse of the Restricted Period, such stock certificate shall bear an appropriate legend referring to such restrictions. Such certificates may be retained by the Corporation during the Restricted Period.

(d) TERMINATION. If the Grantee's continuous employment or service with the Corporation or any of its divisions or Subsidiary Corporations shall terminate for any reason prior to the expiration of the Restricted Period applicable to any Restricted Shares or Restricted Units granted to such Grantee, or prior to the satisfaction of any other conditions established by the Committee applicable to such Grant, any such Restricted Shares or Restricted Units then remaining subject to restrictions (after taking into account the provisions of subsections (f) and (h) of this Section 7) shall thereupon be forfeited by the Grantee and any such Restricted Shares shall be transferred to, and reacquired by, the Corporation or its Subsidiary Corporation at no cost to the Corporation or the Subsidiary Corporation. In such event, the Grantee, or in the event of his/her death, his/her personal representative, shall, with respect to any such shares, forthwith deliver to the Secretary of the Corporation any stock certificates in the possession of the Grantee or the Grantee's representative representing the Restricted Shares remaining subject to such restrictions, accompanied by such instruments of transfer, if any, as may reasonably be required by the Secretary of the Corporation.

(e) RIGHTS AS A STOCKHOLDER. Upon receipt by a Grantee of a Restricted Stock Award, the Grantee shall possess all incidents of ownership of the Restricted Shares (subject to subsection (b) of this Section 7), including, without limitation, the right to receive or reinvest dividends (to the extent declared by the Corporation) with respect to such shares and to vote such shares.

(f) EFFECT OF CERTAIN CHANGES. The number of Restricted Shares or Restricted Units subject to a Grant shall be appropriately adjusted by the Committee in the event of any circumstance described in Section 6(j)(1). Upon the occurrence of an Acceleration Event, as defined in Section 6(j)(2), all restrictions then outstanding with respect to a Restricted Stock Award shall automatically expire and be of no further force and effect. Upon the occurrence of an Acceleration Event, as defined in Section 6(j)(2), all restrictions then outstanding with respect to a Restricted Unit Award shall automatically expire and be of no further force and effect, and full payment in respect of such Restricted Unit Award shall be made as soon as practicable thereafter, but only if permissible under Section 409A; if such settlement is not permissible under Section 409A, then settlement shall occur in accordance with the other terms of the Restricted Unit Award.

(g) PERFORMANCE GOALS. The Committee may determine that the vesting and/or payment of a Restricted Stock Award or a Restricted Unit Award shall be made subject to one or more Performance Goals. Performance Goals established by the Committee may be different with respect to different Grantees. The Committee shall have the authority to make equitable adjustments to any Performance Goal in recognition of unusual or nonrecurring events affecting the Corporation, its financial statements or its shares, in response to change in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the acquisition, disposition or discontinuance of a business or a segment of a business, or related to a change in accounting principles, or to reflect capital charges. With respect to Restricted Stock Awards or Restricted Unit Awards granted to Executive Officers, the vesting and/or payment of which are to be made subject to Performance Goals, the Committee may comply with the applicable provisions of Section 162(m) of the Code, including, without limitation, those provisions relating to the pre-establishment and certification of such Performance Goals. With respect to Grantees who are not Executive Officers, Performance Goals may also include such individual objective or subjective performance criteria as the Committee may, from time to time, establish. Performance Goals applicable to any Restricted Stock Award or Restricted Unit Award may include a threshold level of performance below which no portion of such Grant shall become vested and/or payable, and levels of performance at which specified percentages of such Grant shall become vested and/or payable.

(h) OTHER PROVISIONS. The Committee shall have the authority (and the Restricted Award Agreement may so provide) to cancel all or any portion of any outstanding restrictions and conditions prior to the expiration of the Restricted Period with respect to all or part of a Restricted Stock Award or Restricted Unit Award on such terms and conditions as the Committee may deem appropriate, provided that any such cancellation with respect to Restricted Unit Awards shall only be made in compliance with the provisions of Section 409A. The Restricted Award Agreements authorized under this Plan shall contain such other provisions not inconsistent with the terms hereof as the Committee shall deem advisable. Restricted Unit Awards shall be granted with terms and conditions which comply with or are exempt from the provisions of Section 409A and shall be administered and interpreted in a manner which causes such Restricted Unit Awards to continue to comply with or be exempt from the applicable provisions of Section 409A.

8. Withholding Taxes.

When a Grantee or other person becomes entitled to receive shares of Common Stock pursuant to the exercise of an Option or upon the lapse of restrictions relating to a Restricted Stock Award, or to receive a cash payment with respect to a Restricted Unit Award upon the lapse of restrictions relating thereto, the Corporation shall have the right to require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods: (a) tendering a cash payment, (b) authorizing the Corporation to withhold from the shares of Common Stock or cash otherwise payable (1) one or more of such shares having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the minimum withholding tax obligation or (2) cash in an amount less than or equal to the amount of the total withholding tax obligation and (c) delivering to the Corporation shares of Common Stock (provided that such shares shall have been held for at least six months) having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation.

9. Special Vesting Provisions.

To the extent that an Option is to become exercisable, or an award of Restricted Shares or Restricted Units is to vest, based upon the continued employment of the Grantee, such award shall become exercisable or vest (as the case may be) pursuant to a schedule that provides for exercisability or vesting at a rate no more rapid than in three equal increments on each of the first three anniversaries of the date of grant (subject to earlier exercisability or vesting upon an Acceleration Event or as may provided in an award agreement with respect to the grantee's death, Disability, Retirement or termination without Cause).

10. Term of Plan.

Unless terminated earlier by the Board, the term of this Plan shall be 10 years from the date the Plan was adopted. No Option, Restricted Stock Award or Restricted Unit Award shall be granted pursuant to this Plan later than May 1, 2013, but Options, Restricted Shares and Restricted Units theretofore granted may extend beyond that date in accordance with their terms.

11. Amendment and Termination of the Plan.

The Board may, at any time and from time to time, suspend, terminate, modify or amend the Plan. Except as provided in Section 6 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Grant previously made, unless the written consent of the Grantee is obtained. Furthermore, except as provided in Section 6 hereof, no modification or amendment of the Plan shall be made that, without the approval of stockholders, would:

(a) increase the total number of shares reserved for the purpose of the Plan;

(b) reduce the exercise price for Options by repricing or replacing such Grants; or

(c) otherwise require approval under applicable law or the rules of the New York Stock Exchange (or such other national stock exchange upon which the Common Stock is listed).

The Committee shall not have the authority to cancel any outstanding Option and issue a new Option in its place with a lower exercise price; provided, however, that this sentence shall not prohibit an exchange offer whereby the Corporation provides certain Grantees with an election to cancel an outstanding Option and receive a grant of a new Option at a future date if such exchange offer only occurs with stockholder approval. Notwithstanding the foregoing, the Committee shall have the authority to amend the Plan and any award made hereunder to the extent necessary to cause the Plan or such award to comply with the provisions of Section 409A and such amendment shall not require the consent of the Grantee.

12. Effective Date.

The Plan was initially adopted on March 11, 2003 by the Board of Directors. The Plan has been amended from time to time thereafter, through March 13, 2008, except that the amendments to the first paragraph of Section 5 shall only become effective if the Corporation's stockholders approve such amendments at the Company's 2008 Annual Meeting.

13. Miscellaneous.

(a) EFFECT OF HEADINGS. The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b) COMPLIANCE WITH LEGAL REQUIREMENTS. The Plan and the other obligations of the Corporation under the Plan and any agreement shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Corporation, in its discretion, may postpone the issuance or delivery of Common Stock under any Grant as the Corporation may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Stock in compliance with applicable laws, rules and regulations.

(c) NO RIGHT TO CONTINUED EMPLOYMENT. Nothing in the Plan or in any agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any of its divisions or Subsidiary Corporations, to be entitled to any remuneration or benefits not set forth in the Plan or such agreement or to interfere with or limit in any way the right of the Corporation or such division or Subsidiary Corporation to terminate such Grantee's employment.

(d) GRANTEE RIGHTS. No Grantee shall have any claim to be made any Grant under the Plan, and there is no obligation for uniformity of treatment for Grantees. Except as provided specifically herein, a Grantee or a transferee of a Grant shall have no rights as a stockholder with respect to any shares covered by any Grant until the date of the issuance of a stock certificate for such shares.

(e) BENEFICIARY. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary.

14. Governing Law.

The Plan shall be construed and administered in accordance with the laws of the State of Delaware without regard to its principles of conflicts of law.

Exhibit B

ANNTAYLOR STORES CORPORATION

AMENDED AND RESTATED ASSOCIATE DISCOUNT STOCK PURCHASE PLAN

1. Purpose.

AnnTaylor Stores Corporation hereby establishes the Amended and Restated AnnTaylor Stores Corporation Associate Discount Stock Purchase Plan, as amended and restated as of May 15, 2008. This Plan is designed to provide eligible employees of the Company and its Designated Subsidiaries who wish to become shareholders in the Company with a convenient method of purchasing Common Stock through payroll deductions. It is believed that associate participation in the ownership of the Company will be to the mutual benefit of both associates and the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423(b) of the Code.

2. Definitions.

As used in this Plan, the following capitalized terms shall have the meanings set forth below:

(a) "Account" means the funds accumulated under the Plan with respect to an individual Participant as a result of deductions from the Participant's paycheck for the purpose of purchasing stock under this Plan. The funds allocated to a Participant's Account shall remain the property of the Participant at all times but may be commingled with the funds of other Participants or the Company.

(b) "Board" means the Board of Directors of the Company.

(c) "Brokerage Investment Account" shall mean the Plan account at a brokerage firm selected by the Company, that is established for each Participant and in which all shares purchased by the Participant pursuant to the Plan are held until withdrawn, sold or delivered pursuant to Section 7 hereof.

(d) "Business Day" means Mondays through Fridays, but excluding days on which banking institutions in the State of New York are required by law or regulation to be closed.

(e) "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any further legislation or regulation amending, supplementing or superseding such section or regulation.

(f) "Committee" means any committee appointed by the Board to administer the Plan. The members of the Committee shall serve at the pleasure of the Board. Any member of the Committee may resign at any time by notice in writing mailed or delivered to the Secretary of the Company.

(g) "Common Stock" means the common stock, par value $.0068, of the Company.

(h) "Company" means AnnTaylor Stores Corporation.

(i) "Compensation" means a Participant's salary, wages, commissions, overtime pay, cash payments for incentive compensation and other special cash payments, except to the extent that any such item is specifically excluded by the Board of Directors. "Compensation" does not include sign-on bonuses, severance payments, car allowances, relocation expenses, moving expenses, or any other payment which could be considered as reimbursement for expenses, or non-cash compensation.

(j) "Contribution" means amounts withheld by the Company, or a Subsidiary of the Company, from the Compensation of a Participant through payroll deductions under and in accordance with Section 6 of this Plan.

(k) "Custodian" means the party or parties acting as such under the Servicing Agreement.

(l) "Eligible Employee" has the meaning given to it in Section 4 of this Plan.

(m) "Employee" means any salaried or hourly employee (including officers) of the Company or any of its Designated Subsidiaries (as defined below), whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan. No Board member who is not also an employee of the Company or any of its Designated Subsidiaries shall be eligible to become a Participant under this Plan. For the purposes of this Plan, the employment relationship shall be treated as continuing intact while an Employee is on any Company-approved leave of absence.

(n) "Fair Market Value" means, as of any given date, the closing price of the Company's Common Stock on the New York Stock Exchange on the Trading Day immediately preceding such date. In the event that such price is not available, then the Fair Market Value of the Common Stock will be determined by the Committee in good faith, taking into account the most recent trading price of the Common Stock on the New York Stock Exchange, and such determination will be conclusive.

(o) "Offering Commencement Date" means the first day of each Offering Period in which there will be an offering, commencing January 1 and then each subsequent April 1, July 1 and October 1, until the Plan terminates. A different date may be set by resolution of the Board. On each such date, the Company shall commence an offering by granting each Participant an option to purchase shares on the Purchase Date. Each option so granted shall be exercisable for the number of shares described in Section 7(a) herein, and shall be exercisable only on the Purchase Date.

(p) "Offering Period" means the three-month period commencing with the Offering Commencement Date, during which Participants accrue funds in their Accounts. Each such period shall commence on January 1, April 1, July 1 or October 1 of each year that the Plan is in effect. The Board shall have the power to change the duration and/or the required frequency of the Offering Periods under the Plan with respect to future offerings and shall use its best efforts to notify Employees of any change at least 15 days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall any option granted hereunder be exercisable more than twenty-seven months after its date of grant.

(q) "Participant" means an Eligible Employee who has enrolled as a Participant in accordance with Section 6 of this Plan and whose participation has not terminated under Section 9 hereof.

(r) "Plan" means this Amended and Restated AnnTaylor Stores Corporation Associate Discount Stock Purchase Plan, as amended from time to time.

(s) "Purchase Date" means the last day of each Offering Period. On this date, the funds in the Participant's Account shall be used to purchase shares of Common Stock of the Company pursuant to this Plan.

(t) "Servicing Agreement" means an agreement entered into by and between the Company and the Custodian governing certain terms and conditions of the Plan and its operation. Such agreement may be modified from time to time.

(u) "Subsidiary" means any corporation of which the Company now owns, or hereafter acquires, directly or indirectly, at least a majority of the outstanding voting capital stock. A "Designated Subsidiary" means any Subsidiary that has been designated by the Board from time to time in its sole discretion as eligible to participate in this Plan.

(v) "Trading Day" means any Business Day on which the New York Stock Exchange, other national stock exchanges and the Nasdaq system are open for trading.

In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

3. Shares Subject to the Plan.

(a) *Number Available.* The maximum number of shares that will be offered under the Plan is 1,300,000 shares of Common Stock (subject to adjustment pursuant to Section 3(d) hereof).

(b) *Character of Shares to be Issued.* Shares sold under the Plan may be authorized and unissued shares or treasury shares.

(c) *Insufficient Number of Shares Available.* If the total number of shares for which options are to be granted on any date in accordance with this Plan exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Company shall make a pro rata allocation of the shares remaining available in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable. In such event, the payroll deductions to be made pursuant to the authorizations therefor shall be reduced accordingly and the Company shall give written notice of such reduction to each Participant affected thereby.

(d) *Adjustments.* In the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, offering of rights or other similar change in the capital structure of the Company, the Committee shall make such equitable adjustment as it deems appropriate in the number, kind and purchase price of the shares available for purchase under the Plan and in the maximum number of shares subject to any option under the Plan.

4. Eligibility.

(a) *Employees Eligible to Participate.* Any Employee of the Company or a Designated Subsidiary is eligible to participate in this Plan, except (i) Employees who are employed by the Company for less than five calendar months in any calendar year and (ii) Employees who are citizens of a foreign country the laws of which prohibit the granting of options hereunder to its citizens.

(b) *Restrictions on Amount of Stock Which May be Purchased.* Notwithstanding any provision of the Plan to the contrary, no Employee shall be granted an option under the Plan (i) if, immediately after the grant, such Employee would own stock and/or hold outstanding options to purchase stock representing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary of the Company (including stock attributed to such Employee pursuant to Section 424(d) of the Code); or (ii) which permits such Employee's right to purchase stock under all employee stock purchase plans (as described in section 423 of the Code) of the Company and any Subsidiary to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such option is granted, which is when each Offering Period begins) for any calendar year in which such option would be outstanding at any time. Any amounts received from an Employee which cannot be used to purchase stock as a result of this limitation will be returned to the Employee as soon as practicable, without interest.

5. Offerings and Plan Expiration.

(a) There will be four quarterly consecutive offerings each year under the Plan. Offerings shall commence on January 1 and then on each subsequent April 1, July 1 and October 1, until the Plan terminates, and the final offering under this Plan shall commence on January 1, 2018 and terminate on March 31, 2018, which date shall be the expiration date of the Plan.

(b) Participation in one offering under the Plan shall neither limit, nor require, participation in any other offering. Unless the Participant withdraws from the Plan, or their participation in the Plan otherwise terminates as provided in Section 9, participation shall carry over from one Offering Period to the next, until the end of the final offering.

6. Election to Participate, Enrollment and Payroll Deductions.

(a) An Eligible Employee may become a Participant by completing an enrollment agreement provided by the Company and filing it with the Company at least fifteen days prior to the Offering Commencement Date of the offering to which it relates. At that time, the Employee shall elect to have deductions made from his or her Compensation on each payday during the time the Employee is a Participant in an offering, at the rate of one percent to 15 percent (in increments of 1% only) of the Employee's Compensation, as specified by the Employee in their enrollment agreement.

(b) Payroll deductions for a Participant shall commence as of the Offering Commencement Date and shall end on the last day of such Offering Period, unless earlier terminated by the Participant as provided in Section 9.

(c) All payroll deductions made for a Participant shall be credited to the Participant's Account under the Plan. No interest will be earned on such payroll deductions. A Participant may not make any separate cash payment into such Account nor may payment for shares be made other than by payroll deduction.

(d) A Participant may discontinue participation in the Plan as provided in Section 9, but no other change can be made during an Offering Period and, specifically, a Participant may not alter the rate of the Participant's payroll deductions for that Offering Period.

(e) A Participant may modify the information set forth in their enrollment agreement (including the rate of the Participant's payroll deductions for Contributions) at any time and from time to time by submitting a new enrollment agreement to the Company, which will become effective with the first Offering Commencement Date after receipt thereof by the Company or, if such new agreement is received less than fifteen days before the Offering Commencement Date, then effective with the next following Offering Commencement Date.

7. Purchase of Shares.

(a) *Number of Options.* On each Offering Commencement Date, the Company shall be deemed to have granted to each Employee who was a Participant on such day an option to buy as many shares of Common Stock as the Participant will be able to buy with the Contributions credited to the Participant's Account during the Offering Period in which such Offering Commencement Date occurs.

(b) *Exercise Of Option.* On the Purchase Date, each Participant shall be deemed to have exercised the options granted by Section 7(a), and shall be deemed to have purchased, at the option purchase price determined in accordance with Section 7(c) hereof, such number of shares of Common Stock reserved for the purpose of the Plan as the Contributions credited to the Participant's Account during the Offering Period in which the Purchase Date occurs will pay for.

(c) *Option Purchase Price.* The option purchase price per share on any Purchase Date shall be the lower of (i) 85% of the Fair Market Value of the Common Stock on the Offering Commencement Date for the Offering Period in which the Purchase Date occurs and (ii) 85% of the Fair Market Value of the Common Stock on such Purchase Date.

(d) *Evidence of Stock Ownership.* Promptly following the end of each Offering Period, the number of shares of Common Stock purchased by each Participant on the Purchase Date shall be deposited into a Brokerage Investment Account established in the Participant's name with the Custodian. The Participant may, upon advance notice to the Company at the time of enrollment, direct that the Brokerage Investment Account be established in the names of the Participant and one other person designated by the Participant, as joint tenants with the right of survivorship, tenants in common, or community property, to the extent and in the manner permitted by applicable law; *provided, however,* that in the case of any Brokerage Investment Account established on or after October 19, 2001, such account may only be established in the name of the Participant alone.

(e) *Risk.* Participants assume all the risks associated with any decrease in the value of their Brokerage Investment Accounts. Participants specifically assume the risk that the balance in their Brokerage Investment Accounts may be more or less than the amount of Common Stock that they may have purchased pursuant to this Plan.

(f) *Sale of Common Stock.* A Participant shall have the right to withdraw all or any number of shares in his or her Brokerage Investment Account and (i) to receive certificates representing whole shares, or (ii) to direct the Custodian to sell all or any portion of such shares and to receive the net proceeds of such sale. Following receipt of a request to sell shares, the Custodian shall, subject to the regulations of the Securities and Exchange Commission and unless otherwise agreed to between the Custodian and the Participant, make such sale for the Participant on the next Trading Day or as soon thereafter as practicable.

8. Administration.

(a) *Commissions and Expenses.* Except as set forth in the next sentence, the Company shall be responsible for, and pay to the Custodian, all fees, expenses and commissions relating to the establishment and maintenance of Brokerage Investment Accounts, in accordance with the fee schedule agreed to between the Company and the Custodian in the Service Agreement. The foregoing notwithstanding, any fees, expenses and commissions relating to the sale of Common Stock, the purchase of Common Stock with funds other than payroll deductions, and the purchase and sale of anything other than Common Stock, shall be the responsibility of, and paid for by, the Participant.

(b) *Powers of the Committee.* The Plan shall be administered by the Committee. The Committee may delegate any or all of its authority hereunder to such officer or officers of the Company as it may designate. The Committee shall be vested with full authority to make, administer, and interpret such rules and regulations as it deems necessary to administer the Plan and construe its provisions. Any determination by the Committee in carrying out, administering or construing this Plan shall be final and binding for all purposes and upon all interested persons and their respective heirs, successors, and legal representatives.

(c) *Employees' Rights as Shareholders.* No Participant shall have any rights as a shareholder with respect to any shares until the shares have been purchased in accordance with Section 7 of this Plan and the stock has been issued by the Company. The Custodian shall provide a quarterly statement to each Participant showing all the transactions in the Participant's Brokerage Investment Account, and the number of shares of Common Stock in such Brokerage Investment Account.

(d) *Voting Rights.* The Custodian shall vote whole shares of Common Stock held in a Participant's Brokerage Investment Account upon receipt of, and in accordance with, written directions timely received from the Participant. If the Custodian receives no such directions, the Custodian shall vote such shares, in its discretion, subject to applicable regulations.

(e) *Limitations.* No action of the Company or of the Board in establishing this Plan, nor any action taken by the Company, any Designated Subsidiary, the Board or the Committee or its delegates under this Plan, nor any provision of this Plan, shall be construed as conferring upon any Employee any right to continued employment for any period by the Company or any of its Subsidiaries, or shall interfere in any way with the right of the Company or any Subsidiary to terminate such employment.

9. Termination of Participation.

(a) *Termination of Participation.* A Participant's participation in the Plan shall continue until the earliest of: (i) such time as the Participant notifies the Company in writing that the Participant wishes to withdraw from the Plan and such withdrawal becomes effective, in accordance with Section 9(b) hereof; (ii) the date of the Participant's separation of employment of the Company or any of its Subsidiaries; and (iii) the termination of the Plan.

(b) *Withdrawal by Participant.* A Participant may withdraw from an offering, in whole but not in part, at any time prior to the last Business Day of such offering, by delivering a new enrollment agreement to the Company. A withdrawal will be effective only if it is received by the Company as least 15 calendar days before the proposed date of withdrawal, provided that the Committee, in its discretion, may specify (on a uniform and nondiscriminatory basis) an earlier or later deadline for the submission of enrollment forms. When a withdrawal becomes effective, the Participant's payroll deductions shall cease, and all amounts then credited to the Participant's Account with respect to such offering shall be distributed to the Participant, without interest.

(c) *Loss of Eligibility.* Participation in the Plan shall be automatically terminated upon the cessation of the Participant's status as an Eligible Employee for any reason, including separation of employment. As soon as practicable after such separation, the Participant's payroll deduction Contributions shall cease and all amounts then credited to the Participant's Account during the offering in which the cessation of the Participant's status as an Eligible Employee occurred shall be distributed to the Participant, without interest.

(d) *Re-entry.* To re-enter the Plan as a Participant, an Eligible Employee must complete and deliver to the Company a new enrollment agreement, in accordance with Section 6 hereof.

(e) *Rights Not Transferable.* No Employee shall be permitted to sell, assign, transfer, pledge, or otherwise dispose of or encumber either the payroll deductions credited to such Employee's Account or any rights with regard to the exercise of an option to purchase shares under the Plan. If any such action is taken by the Employee, or any claim is asserted by any other person in respect of such right and interest, whether by garnishment, levy, attachment or otherwise, such action or claim will be treated as an election to withdraw from the Plan.

(f) *Death.* In the event of the death of the Participant, the amount of payroll deductions not theretofore invested shall be refunded to the Participant's estate, without interest, such payment to be made as soon as practicable.

10. Amendment or Termination of this Plan.

The Board at any time and from time to time may modify, amend, suspend or terminate this Plan or any part hereof, without notice, provided that no amendment that requires stockholder approval in order to comply with Section 423 of the Code shall be effective unless the same shall be approved by the requisite vote of stockholders of the Company. Amendments will not adversely affect stock options that have already been granted.

11. Compliance with Section 423.

This Plan is designed and intended to comply with Section 423 of the Code, and all provisions hereof shall be construed in a manner to so comply.









ANN TAYLOR
STORES CORPORATION


7 TIMES SQUARE NEW YORK, NEW YORK 10036
END